
MICHELIN


06018102

October 27, 2006


SEC MAIL
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NOV 0 1 2006
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Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Information dated July 28, 2006.
- Consolidated Earnings for the First Half 2006, dated July 28, 2006.
- English translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on August 2, 2006.
- English translation of French text published in the BALO on August 4, 2006.
- Letter to Shareholders dated September 2006.
- Press Information dated October 24, 2006.
- 2005-2006 Michelin North America Report - Michelin Performance and Responsibility.

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354

PRESS INFORMATION

Paris, July 28, 2006

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN FIRST HALF 2006 EARNINGS

NET SALES ARE UP 7.1%

IN SPITE OF UNPRECEDENTED INFLATION IN RAW MATERIAL COSTS, MICHELIN GENERATES AN OPERATING MARGIN BEFORE NON-RECURRING ITEMS OF 8%.

- **Up 0.9%, sales volumes continued to benefit from steady growth in emerging countries, such as China, but were negatively impacted by the weakness of the North American markets;**
- **The price-mix effect was maintained at the high level of +4.0% but, in spite of additional productivity gains, it did not allow, in the first half year, for the full compensation of the still substantially negative impact of raw materials, energy and transportation costs;**
- **Net income is down 28.2%, primarily because of the restructuring charges for the closing of the BFGoodrich plant in Kitchener, Ontario (Canada).**

The massive increase in raw materials costs (+21% compared to the first half 2005, representing an additional cost of EUR 352 million), weighed on Michelin's operating performance.

The Truck business, in particular, was affected by higher natural rubber prices. The Group maintained its policy aiming at offsetting these rising expenses by further increasing its selling prices. However, over this semester, these increases were not sufficient to completely cancel out the highly negative impact of surging costs.

Michel Rollier, Managing Partner, said: "Over the past two and a half years, the repeated increases in raw material prices have deteriorated Michelin's costs by more than one billion euros. As the Group is finding it difficult to fully compensate for this evolution, it is becoming essential to accelerate the productivity improvement and cost reduction programs that are already in place. Michelin's teams are aware of the challenge and of the measures that need to be taken to rise to it. I am fully confident that they will succeed".

Given the current environment and the likeliness of a further hike in raw material (amounting to an additional EUR 800 million burden for the Group) and energy costs, Michelin's operating margin before non-recurring items should be close to 8% in fiscal 2006.

In EUR million (IFRS)[1]	**As of June 30, 2006**	**2006 / 2005 change**
Consolidated net sales	**8,023.0**	+ 7.1%
At constant scope and exchange rates		+4.9%
Sales volumes		+ 0.9%
Operating income before non-recurring items	**644.7**	- 6.2%
Operating margin before non-recurring items	**8.0%**	- 1.2 pt
Operating income	**485.2**	- 29.4%
Operating margin	**6.0%**	- 3.2 pts
Net income	**276.9**	- 28.2%
Net income Group share	**276.1**	- 29.0%
Net financial debt	**4,514.0**	+ 0.6%
Gearing	**104%**	10 pt improvement
Free cash flow	**- 413**	+ 135

[1] Consolidated financial statements ending June 30, 2006, have been prepared in accordance with the rules and methods of the international accounting standards (International Financial Accounting Reporting Standard – IFRS)


MICHELIN
A better way forward

Evolution of tire markets in first half 2006

	Europe	North America	South America	Asia
Original Equipment Pass. Car / Light Truck	+ 0.3 %	+0.2 %	+ 7.5 %	+ 9.6 %
Replacement Pass. Car / Light Truck	+2.8 %	- 4.7 %	+ 4.0 %	+ 4.6 %
Original Equipment Truck	+ 4.7% [1]	+ 4.1 %	- 7 % [2]	+ 20 %
Replacement Truck	+ 2.3 %	- 3.0 %	+ 3% [2]	+ 8 %

[1] Power units only
[2] Radial only

Tire markets were generally well oriented in Europe, while replacement markets were clearly down in North America. In particular, the European Truck replacement market has benefited from the increased activity of freight companies in Eastern Europe. The North American Passenger Car / Light Truck replacement market has been severely affected by high gas prices.

Emerging Asian markets continue to enjoy positive momentum in China as well as in most ASEAN (Association of Southeast Asian Nations) countries.

South American markets were generally strong, with the exception of Truck Original Equipment in Brazil which suffered from the country's agricultural difficulties and from the strength of the Real.

Group net sales are up 7.1% year-over-year (+ 4.3% at constant exchange rates)

This evolution can be explained by the following factors:

- Positive impact (+ 2.7 %) of exchange rates, notably due to the appreciation versus the Euro of the US dollar (+4.5%), the Brazilian real (+23.0%), the Canadian dollar (+ 13.4%) and the Mexican peso (+ 6.3 %) on average;
- Positive volume impact (+ 0.9 %), primarily related to the Group's performance in Passenger Car / Light Truck tires in Europe, the success of the strategy implemented in Asia, and in China in particular, and to a lesser extent, to the recovery of the European Truck replacement market. On the contrary, the Group was affected by the weakness in North American replacement markets, in Passenger Car / Light Truck as well as in Truck;
- Positive price-mix impact (+ 4.0%), at constant exchange rates. It is largely the consequence of the Group's ongoing policy which aims at increasing its selling prices in order to compensate for the negative effect of higher raw material costs. The mix, brand and market segments continued to get richer;
- Negative scope impact (- 0.6%) due to the disposal of the wheel business in May 2005 and in spite of the positive effect brought by the integration of Tigar (Serbia) effective since March 1, 2005.


MICHELIN
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Group operating margin before non-recurring items is 8.0%, down 1.2 points compared to the first half 2005. At EUR 645 million, operating income before non-recurring items is down 6.2%.

Again, this semester, Michelin operated in a particularly unfavorable environment due to raw material costs. Indeed, these rose by more than 20% year-over-year, representing an additional cost of EUR 352 million, after EUR 455 million in 2005 and EUR 254 million in 2004. In only 30 months, the Group has had to absorb more than EUR 1 billion of additional costs. In the first half, energy and transportation costs have increased too, generating another EUR 62 million of extra costs.

Though the price-mix effect was maintained at a high level (+4%), Michelin was not able, in the first half of 2006, to fully compensate for the unprecedented evolution of its external costs.

The EUR 42 million decline in the operating margin before non-recurring items can be analyzed as follows:

- +EUR 307 million for a largely positive price-mix effect
- + EUR 35 million for volumes
- +EUR 20 million for currency fluctuations
- + EUR 40 million generated by productivity gains and control over overheads, in spite of start-up costs of new greenfield plants and higher restructuring costs
- - EUR 414 million, caused by the increase in external costs, of which EUR 352 million for raw materials only
- - EUR 27 million attributable to a much more precise inventory management in the first half of 2006. This is contrasted to the first half of 2005, in which a build up of inventories relative to 2004, due to pressure from the markets, had resulted in a positive impact on the margin.
- - EUR 4 million due to changes in the scope of consolidation.

Net income is down 28.2% to EUR 276.9 million

The EUR 109 million decline in net income compared to the first half 2005 can be explained as follows:

- The decrease in the operating income before non-recurring items of EUR 43 million;
- The restructuring charge for the closing of the BFGoodrich plant in Kitchener (Canada) for EUR 160 million;
- The improvement in financial income for EUR 100 million, corresponding to capital gain from the sale, in February 2006, of the Group's remaining stake in Peugeot SA.

Despite lower operating income, free cash flow improves, supported by good management of working capital requirement

EBITDA is down EUR 164 million, mainly because of the provision for restructuring accounted by the Kitchener plant (EUR 160 million). On the contrary, the following factors have led to a EUR 60 million improvement in the cash flow from operations:

- Positive impact from the change in operating provisions. This is due to the booking of provisions for EUR 23 million in the first half of 2006, after a reversal of provisions totaling EUR 122 million in the first half 2005. The change between the two semesters can be primarily attributed to the provisions booked in relation to the closing of the BFGoodrich plant in Kitchener (Canada);
- Very significant decrease in the change in accounts receivables: up EUR 79 million, compared to a EUR 206 million increase in the first half 2005;
- Good monitoring of inventories which rose in the same proportions as last year, while at the same time, their value has been very substantially affected by higher raw material costs. This performance is the result of highly dynamic management of the Group's industrial assets. As a consequence, inventories (expressed in tons) are below their June 30, 2005 levels. It should


MICHELIN
A better way forward

be noted that the seasonal inventory build-up in the first half has a temporarily negative impact on free cash flow.

In the first half year, the Group made a payment corresponding to the strengthening, in 2005, of its position in its main Thaï subsidiary. It also increased its stake in Hankook. Following these cash outflows for EUR 77 million, the cash flow from financing activities is nonetheless improving by EUR 75 million, because of the following elements:

- Capital gain on the sale of the Peugeot SA shares (+EUR 122 million)
- Slightly lower levels of financial investments and capital expenditures compared to a year ago (+EUR 34 million)

The Group's financial structure improved compared to June 30, 2005, with shareholders' equity increasing more rapidly than financial debt. The gearing ratio is 104% at June 30, 2006, a 10-point improvement compared to the situation on June 30, 2005.

During the first half of the year, net financial debt rose EUR 430 million, because of the following elements:

- Financing of the negative free cash flow (+EUR 413 million) ;
- Dividend payment in May 2006 (+EUR 204 million);
- Impact of exchange rate fluctuations on debt for –EUR 150 million. In particular, this is related to the depreciation of the US dollar versus the euro between January 1 and June 30, 2006.


MICHELIN
A better way forward

Segment information

	Net sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	1st half 2006			1st half 2006		H1 2006	H1 2005
	In EUR million	As a % of Group total	2006 / 2005	In EUR million	As a % of Group total		
SR1 (Passenger Car / Light Truck and related distribution activities)	4,367	54%	+ 7.5%	348	54%	8.0%	9.6%
SR2 (Truck and related distribution activities)	2,627	33%	+ 8.8%	145	22%	5.5%	8.5%
SR3 (Specialty activities)	1,029	13%	+ 1.9%*	152	24%	14.8%	9.2%
Group Total	8,023	100%	+ 7.1%	645	100%	8.0%	9.2%

* At constant scope, the change would have been +19.6%

SR1 (Passenger Car / Light Truck and related distribution activities): at 8.0%, the operating margin is down 1.6 point compared to the first half of 2005. The main reasons are as follows:

- Soaring raw material costs were partially offset by price increases in replacement but not in original equipment;
- Production costs (excluding raw materials) have been negatively impacted by lower production schedules in North America, in order to maintain strict control over inventories.

The above is in spite of:

- The significant improvement in the brand mix. The Group's premium brands are gaining market shares in Asia and in Europe while maintaining their position in North America, at the expense of private and associate brands;
- Good control over selling, general and administrative expenses, as well as on development costs.

__In Europe__, **replacement** markets enjoyed robust growth of about 3% compared to the first half of 2005, a much richer segment mix (VZ + 8%, winter + 32%, 4X4 + 18%). In this context, Michelin's sales volumes outperformed market growth.

Over the first half, the Group's price increases were not sufficient to fully offset the escalation in raw material costs. Improved brand and segment mixes, however, helped mitigate these very strong headwinds. The Group recorded satisfactory sales in its premium brands, gaining market share in summer as well as in winter tires.

In **Original Equipment**, European markets were up 0.3% compared to the first half of 2005. Michelin's sales volumes are down, reflecting the evolution of the market shares of its main customers. The size


MICHELIN
A better way forward

mix further improved. In this activity, the Group must continue its policy aiming at increasing its selling prices in order to compensate for higher raw material costs.

In North America, the **replacement** market is down 4.7%, with -5% for the USA alone. According to federal statistics, it appears for the first time since the oil crisis of 1979, that the number of miles driven in the first half remained flat, despite the increase in the number of cars. This situation is the direct consequence of the significant increase in gas prices. In this unfavorable environment, the Group's "flag" brands (Michelin, BFGoodrich and Uniroyal) maintain their market shares, while those of private and associate brands are very depressed.

In **Original Equipment**, on a flat market (+0.2%) Michelin's sales are down, as the Group is affected by a change in the mix of cars manufactured: sports and leisure cars (4X4 and SUV) are down in relative terms to the advantage of smaller vehicles, a segment where Michelin is less present.

The Group gained further additional positions with Asian car manufacturers which enable it to strengthen its presence in the best selling car in the US (Toyota Camry).

In South America, the replacement market was up 4% compared to the first half of 2005; Michelin maintained its market share in Brazil and raised it in Argentina. The Group showed resilience to fierce competition from Asian imports.

In Asia, in **replacement**, the Group benefited from a very good level of activity, as evidenced by the double-digit growth rate of sales volumes. In China in particular, on a market that is up 20%, Michelin gained additional market share and confirmed its leadership in the Passenger Car / Light Truck market. Price increases across the entire region have held up well.

SR2 (Truck and related distribution activities): the decline in operating margin (from 8.5% in the first half of 2005 to 5.5%) primarily reflects the significant impact of the increase in natural rubber costs.

The 3 point drop in this segment's operating margin is mainly related to:

- The extremely negative impact of higher natural rubber costs for this type of tires. This impact was not fully offset by the price increases implemented in the first half of the year;
- Unfavorable geographic mixes.

In Europe, in **replacement**, market growth picked up (+ 2.3%). This is the result of contrasted evolutions which include a strong increase in the East (+13%), but a stagnation in the West (+0.3%), given the sluggish sell-out market. Indeed, the economic environment is not particularly buoyant as many European freight companies are unable to pass on to their client base the increase in gas prices. Simultaneously, the strength in the Original Equipment market (in anticipation of the implementation of the new Euro IV emission standards) absorbed part of the replacement market growth potential. Michelin's sales are slightly outperforming the market, allowing the Group to increase its market share on the continent. Though not sufficient to fully offset for the increase in raw material costs, price increases passed at the beginning of the year have held.

As expected, the **Original Equipment** market was strong: it recorded sequential acceleration from one quarter to the next, in anticipation of the Euro IV standard that becomes effective October 1, 2006. With stable sales, Michelin is maintaining the market share it considers adequate.

In North America, in **replacement**, the market records a sharp fall of 3% compared to the first half of 2005, with marked differences among the various countries of the region:- 12% in Canada, - 4% in the US, but + 6% in Mexico. In the region, Group sales show some progress. The price increases passed at the beginning of the year are holding, generating an overall increase of the average selling price.


MICHELIN
A better way forward

The Michelin X One tire confirms its growth potential with sales volumes substantially above those of a year ago. Retreading continues its expansion with the opening of three new shops in the first half and 7 others planned for this summer, generating significant growth and boosting market share.

In **Original Equipment**, the market is up more than 4%. With stable sales, the market share is consistent with the Group's strategy.

In South America, the radial replacement market was up 3%. Michelin increased its market position, supported by dynamic sales in Spanish-speaking countries and despite the fierce competition from Asian imports in Brazil.

In Asia, in **replacement**, the radial market is rapidly expanding (nearly + 7%). This is primarily driven by China (+ 11%), but also by all the other countries in the area, with the exception of Taiwan and Australia where markets are down by at least 3%. With a satisfactory progression in sales, specifically in China, Japan and Thailand, Michelin is gaining market share.

In **Original Equipment**, in a market that is growing 20%, Michelin continues its dynamic growth and increases its position.

SR3 (Specialty activities): at 14.8%, against 9.2% in the first half of 2005, the operating margin is further significantly improved. Today, this segment has the highest level of profitability in the Group.

This outstanding performance validates the Group strategy of developing high value-added technical products that respond to increasingly demanding professionals. The profitability improvement can be explained by the higher value that is extracted by the product offering and by more supportive market conditions (in earthmover and in aircraft radial tires), and by reorganizing industrial facilities.

- The market for **Earthmover** tires was quite dynamic, with tire demand continuing to exceed supply. The Group was able to increase its sales in tons compared to the first half of 2005 by raising capacity utilization rates, in particular for small and medium-sized tires. Boosted by price adjustments aimed at compensating for higher raw material costs, net sales have surged.

- In the first half of 2006, the markets for **Agricultural replacement** tires have been very contrasted: in North America, they were down 7% whereas in Europe, they were up 4% compared to the first half of 2005. Group net sales are expanding, in particular in Europe where Michelin has gained market share in Michelin and Kleber branded tires.

  In **Original Equipment**, Group sales are in line with the markets, which were down by about 5% compared to a year ago.

- **Motorcycle** markets continued to show progress in the first half of 2006, with **replacement** markets in Europe and in North America up about 5%.

  Taking advantage of the radial product range on the Sports segment, sales outpaced the market.

- In the first half of 2006, **Aircraft** tire markets continued to be very strong, up 7%, with demand for radial tires exceeding the supply. The other segments of this market performed similarly. Net sales were substantially up, supported by favorable product and geographic mixes.


MICHELIN
A better way forward

- In a lacklustre environment, **Maps and Guides** managed to maintain their activity level: business picked up in France, essentially driven by a very strong performance of the Red Guide. The in-depth revamp of the Green Guides as well as the new "Voyager Pratique" collection, benefited from a positive market response.

- During the first half, **ViaMichelin** accelerated its expansion in the area of GPS road navigation, with a full offering (services, software and hardware). The GPS range now includes the X-950 software while internet activities continued their development with traffic to the website exceeding 1.5 million visits some days.

Outlook for 2006

Forecast trends in key tire markets in 2006

	Europe	North America	South America	Asia
Original Equipment Pass. Car / Light Truck	**+ 0.5 %**	**+0.7 %**	**+ 9.3 %**	**+ 9.1 %**
Replacement Pass. Car / Light Truck	**+3.8 %**	**- 3.0 %**	**+ 4.0 %**	**+ 4.1 %**
Original Equipment Truck	**+ 4.6%** [1]	**+ 8.4 %**	**- 7.0 %** [2]	**+ 20.0 %**
Replacement Truck	**+ 2.9 %**	**- 3.8 %**	**+ 3.0 %** [2]	**+ 8.0 %**

[1] Power units only
[2] Radial only

Trends observed in the first half are expected to continue in the second part of the year: North American replacement markets should remain depressed, whereas in Europe, these markets should be relatively robust, supported, in particular, by Eastern Europe. Truck Original Equipment markets should remain dynamic, with acceleration in North America, in anticipation of the implementation of new emission standards.

Michelin believes that the escalation in raw material costs could further deteriorate the Group's accounts in the second half, with the increase totaling 23% for 2006; representing an additional cost of EUR 800 million. New price increases have been announced to become effective in the second semester in order to limit, as much as possible, the negative effects of these headwinds.

Given the current environment and the likeliness of a further hike in raw material and energy costs, Michelin's operating margin before non-recurring items should be close to 8% in fiscal 2006.

* * *


MICHELIN
A better way forward

Consolidated net sales for the third quarter ending September 30, 2006 will be announced on October 24, 2006, after the Euronext Paris market close.

A more detailed report on the accounts for the first half ended June 30, 2006 is available upon written request to the Investors Relations Department, or on the web at www.michelin.com, or by calling 33 (0) 1 45 66 16 15

For those wishing to obtain more information on tire markets and on Michelin, a Fact-book is available on the Group's web site at:
http://www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=20050310113052&lang=EN

Contacts

Investor Relations	**Press**
Christophe Mazel : +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1 45 66 10 72 + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com
Jacques Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 jacques-philippe.hollaender@fr.michelin.com	**Individual Shareholders** Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 anne-marie.vigier-perret@fr.michelin.com



MICHELIN
A better way forward

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Six months ended 30 June 2006	Six months ended 30 June 2005
Sales	**8,023**	**7,490**
Cost of sales	(5,670)	(5,104)
Gross profit	**2,353**	**2,386**
Sales and marketing expenses	(874)	(847)
Research and development expenses	(302)	(289)
General and administrative expenses	(497)	(510)
Other operating income and expenses	(35)	(53)
Operating income before non-recurring income and expenses	**645**	**687**
Non-recurring income and expenses	(160)	-
Operating income	**485**	**687**
Finance costs – net	(35)	(135)
Share of profit/(loss) from associates	4	4
Income before taxes	**454**	**556**
Income tax	(177)	(170)
Net income	**277**	**386**
▪ Attributable to Shareholders	276	389
▪ Attributable to non-controlling interests	1	(3)
Earnings per share (in euros)		
▪ Basic	1.90	2.68
▪ Diluted	1.90	2.67


MICHELIN
A better way forward

CONSOLIDATED BALANCE SHEET

(in EUR million)	As at 30 June 2006	As at 31 December 2005
Goodwill	431	444
Other intangible assets	189	192
Property, plant and equipment (PP&E)	6,469	6,577
Non-current financial assets and other assets	454	435
Investments in associates and joint ventures	51	50
Deferred tax assets	1,161	1,227
Non-current assets	**8,755**	**8,925**
Inventories	3,503	3,225
Trade receivables	3,236	3,273
Current financial assets	86	229
Other current assets	444	618
Cash and cash equivalents	413	611
Current assets	**7,682**	**7,956**
TOTAL ASSETS	**16,437**	**16,881**
Share capital	287	287
Share premiums	1,849	1,845
Reserves	2,206	2,379
Non-controlling interests	15	16
Total equity	**4,357**	**4,527**
Non-current financial liabilities	3,514	3,092
Employee benefits	2,897	3,049
Provisions and other non-current liabilities	872	801
Deferred tax liabilities	59	71
Non-current liabilities	**7,342**	**7,013**
Current financial liabilities	1,437	1,647
Trade payables	1,426	1,792
Other current liabilities	1,875	1,902
Current liabilities	**4,738**	**5,341**
TOTAL LIABILITIES AND EQUITY	**16,437**	**16,881**


MICHELIN
A better way forward

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Six months ended 30 June 2006	Six months ended 30 June 2005
Net income	**277**	**386**
EBITDA adjustments		
▪ Finance costs - net	35	135
▪ Income tax	177	170
▪ Amortization, depreciation and impairment of intangible assets and PP&E	435	395
▪ Share of loss/(profit) from associates	(4)	(4)
EBITDA	**920**	**1,082**
Non-cash other income and expenses	(38)	(7)
Change in provisions for risks and charges	23	(122)
Net finance costs paid	(180)	(176)
Income tax paid	(68)	(117)
Change in value of working capital, net of impairments	(619)	(682)
Cash flows from operating activities	**38**	**(22)**
Purchases of intangible assets and PP&E	(542)	(537)
Proceeds from sale of intangible assets and PP&E	42	35
Acquisitions of consolidated shareholdings, net of cash acquired	(32)	(12)
Proceeds from sale of consolidated shareholdings, net of cash disposed	2	(4)
Purchases of other shareholdings	(54)	(2)
Proceeds from sale of other shareholdings	140	1
Change in value of other financial assets	(7)	(7)
Cash flows from investing activities	**(451)**	**(526)**
Proceeds from issuance of shares	-	-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries	-	14
Proceeds from sale of treasury shares	-	-
Dividends paid to Shareholders	(194)	(179)
Dividends paid to non-controlling interests of subsidiaries	-	(35)
Other distributions	(11)	(6)
Change in value of financial liabilities	428	(492)
Other	5	5
Cash flows from financing activities	**228**	**(693)**
Effect of the change of currency rates	**(13)**	**23**
Increase (decrease) of cash and cash equivalents	**(198)**	**(1,218)**
Cash and cash equivalents as at 1 January	**611**	**1,655**
Cash and cash equivalents as at 30 June	**413**	**437**


MICHELIN
A better way forward


SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

Consolidated Earnings

1st Half 2006

28 July 2006


MICHELIN
A better way forward

FIRST-HALF 2006 EARNINGS


MICHELIN
A better way forward

Consolidated Interim Financial Statements for the First-Half of 2006 75

First-Half 2006 Highlights 87

Contacts and Financial Agenda








MICHELIN
A better way forward


MICHELIN

Paris, July 28, 2006

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
FIRST HALF 2006 EARNINGS

NET SALES ARE UP 7.1%

IN SPITE OF UNPRECEDENTED INFLATION IN RAW MATERIAL COSTS, MICHELIN GENERATES AN OPERATING MARGIN BEFORE NON-RECURRING ITEMS OF 8%.

- **Up 0.9%, sales volumes continued to benefit from steady growth in emerging countries, such as China, but were negatively impacted by the weakness of the North American markets;**
- **The price-mix effect was maintained at the high level of +4.0% but, in spite of additional productivity gains, it did not allow, in the first half year, for the full compensation of the still substantially negative impact of raw materials, energy and transportation costs;**
- **Net income is down 28.2%, primarily because of the restructuring charges for the closing of the BFGoodrich plant in Kitchener, Ontario (Canada).**

The massive increase in raw materials costs (+21% compared to the first half 2005, representing an additional cost of EUR 352 million), weighed on Michelin's operating performance.
The Truck business, in particular, was affected by higher natural rubber prices. The Group maintained its policy aiming at offsetting these rising expenses by further increasing its selling prices. However, over this semester, these increases were not sufficient to completely cancel out the highly negative impact of surging costs.

Michel Rollier, Managing Partner, said: "Over the past two and a half years, the repeated increases in raw material prices have deteriorated Michelin's costs by more than one billion euros. As the Group is finding it difficult to fully compensate for this evolution, it is becoming essential to accelerate the productivity improvement and cost reduction programs that are already in place. Michelin's teams are aware of the challenge and of the measures that need to be taken to rise to it. I am fully confident that they will succeed".

Given the current environment and the likeliness of a further hike in raw material (amounting to an additional EUR 800 million burden for the Group) and energy costs, Michelin's operating margin before non-recurring items should be close to 8% in fiscal 2006.

In EUR million (IFRS)[1]	As of June 30, 2006	2006 / 2005 change
Consolidated net sales	8,023.0	+ 7.1%
At constant scope and exchange rates		+4.9%
Sales volumes		+ 0.9%
Operating income before non-recurring items	644.7	- 6.2%
Operating margin before non-recurring items	8.0%	- 1.2 pt
Operating income	485.2	- 29.4%
Operating margin	6.0%	- 3.2 pts
Net income	276.9	- 28.2%
Net income Group share	276.1	- 29.0%
Net financial debt	4,514.0	+ 0.6%
Gearing	104%	10 pt improvement
Free cash flow	- 413	+ 135

[1] Consolidated financial statements ending June 30, 2006, have been prepared in accordance with the rules and methods of the international accounting standards (International Financial Accounting Reporting Standard – IFRS)

PRESS RELEASE


MICHELIN
A better way forward

PRESS RELEASE

Evolution of tire markets in first half 2006

	Europe	North America	South America	Asia
Original Equipment Pass. Car / Light Truck	+ 0.3 %	+0.2 %	+ 7.5 %	+ 9.6 %
Replacement Pass. Car / Light Truck	+2.8 %	- 4.7 %	+ 4.0 %	+ 4.6 %
Original Equipment Truck	+ 4.7% [1]	+ 4.1 %	- 7 % [2]	+ 20 %
Replacement Truck	+ 2.3 %	- 3.0 %	+ 3% [2]	+ 8 %

[1] Power units only
[2] Radial only

Tire markets were generally well oriented in Europe, while replacement markets were clearly down in North America. In particular, the European Truck replacement market has benefited from the increased activity of freight companies in Eastern Europe. The North American Passenger Car / Light Truck replacement market has been severely affected by high gas prices.

Emerging Asian markets continue to enjoy positive momentum in China as well as in most ASEAN (Association of Southeast Asian Nations) countries.

South American markets were generally strong, with the exception of Truck Original Equipment in Brazil which suffered from the country's agricultural difficulties and from the strength of the Real.

Group net sales are up 7.1% year-over-year (+ 4.3% at constant exchange rates)

This evolution can be explained by the following factors:

- Positive impact (+ 2.7 %) of exchange rates, notably due to the appreciation versus the Euro of the US dollar (+4.5%), the Brazilian real (+23.0%), the Canadian dollar (+ 13.4%) and the Mexican peso (+ 6.3 %) on average;
- Positive volume impact (+ 0.9 %), primarily related to the Group's performance in Passenger Car / Light Truck tires in Europe, the success of the strategy implemented in Asia, and in China in particular, and to a lesser extent, to the recovery of the European Truck replacement market. On the contrary, the Group was affected by the weakness in North American replacement markets, in Passenger Car / Light Truck as well as in Truck;
- Positive price-mix impact (+ 4.0%), at constant exchange rates. It is largely the consequence of the Group's ongoing policy which aims at increasing its selling prices in order to compensate for the negative effect of higher raw material costs. The mix, brand and market segments continued to get richer;
- Negative scope impact (- 0.6%) due to the disposal of the wheel business in May 2005 and in spite of the positive effect brought by the integration of Tigar (Serbia) effective since March 1, 2005.


MICHELIN
A better way forward

PRESS RELEASE

Group operating margin before non-recurring items is 8.0%, down 1.2 points compared to the first half 2005. At EUR 645 million, operating income before non-recurring items is down 6.2%.

Again, this semester, Michelin operated in a particularly unfavorable environment due to raw material costs. Indeed, these rose by more than 20% year-over-year, representing an additional cost of EUR 352 million, after EUR 455 million in 2005 and EUR 254 million in 2004. In only 30 months, the Group has had to absorb more than EUR 1 billion of additional costs. In the first half, energy and transportation costs have increased too, generating another EUR 62 million of extra costs.

Though the price-mix effect was maintained at a high level (+4%), Michelin was not able, in the first half of 2006, to fully compensate for the unprecedented evolution of its external costs.

The EUR 42 million decline in the operating margin before non-recurring items can be analyzed as follows:

- +EUR 307 million for a largely positive price-mix effect
- + EUR 35 million for volumes
- +EUR 20 million for currency fluctuations
- + EUR 40 million generated by productivity gains and control over overheads, in spite of start-up costs of new greenfield plants and higher restructuring costs
- - EUR 414 million, caused by the increase in external costs, of which EUR 352 million for raw materials only
- - EUR 27 million attributable to a much more precise inventory management in the first half of 2006. This is contrasted to the first half of 2005, in which a build up of inventories relative to 2004, due to pressure from the markets, had resulted in a positive impact on the margin.
- - EUR 4 million due to changes in the scope of consolidation.

Net income is down 28.2% to EUR 276.9 million

The EUR 109 million decline in net income compared to the first half 2005 can be explained as follows:

- ➢ The decrease in the operating income before non-recurring items of EUR 43 million;
- ➢ The restructuring charge for the closing of the BFGoodrich plant in Kitchener (Canada) for EUR 160 million;
- ➢ The improvement in financial income for EUR 100 million, corresponding to capital gain from the sale, in February 2006, of the Group's remaining stake in Peugeot SA.

Despite lower operating income, free cash flow improves, supported by good management of working capital requirement

EBITDA is down EUR 164 million, mainly because of the provision for restructuring accounted by the Kitchener plant (EUR 160 million). On the contrary, the following factors have led to a EUR 60 million improvement in the cash flow from operations:

- ➢ Positive impact from the change in operating provisions. This is due to the booking of provisions for EUR 23 million in the first half of 2006, after a reversal of provisions totaling EUR 122 million in the first half 2005. The change between the two semesters can be primarily attributed to the provisions booked in relation to the closing of the BFGoodrich plant in Kitchener (Canada);
- ➢ Very significant decrease in the change in accounts receivables: up EUR 79 million, compared to a EUR 206 million increase in the first half 2005;
- ➢ Good monitoring of inventories which rose in the same proportions as last year, while at the same time, their value has been very substantially affected by higher raw material costs. This performance is the result of highly dynamic management of the Group's industrial assets. As a consequence, inventories (expressed in tons) are below their June 30, 2005 levels. It should be noted that the seasonal inventory build-up in the first half has a temporarily negative impact on free cash flow.


MICHELIN
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PRESS RELEASE

In the first half year, the Group made a payment corresponding to the strengthening, in 2005, of its position in its main Thaï subsidiary. It also increased its stake in Hankook. Following these cash outflows for EUR 77 million, the cash flow from financing activities is nonetheless improving by EUR 75 million, because of the following elements:

- Capital gain on the sale of the Peugeot SA shares (+EUR 122 million)
- Slightly lower levels of financial investments and capital expenditures compared to a year ago (+EUR 34 million)

The Group's financial structure improved compared to June 30, 2005, with shareholders' equity increasing more rapidly than financial debt. The gearing ratio is 104% at June 30, 2006, a 10-point improvement compared to the situation on June 30, 2005.

During the first half of the year, net financial debt rose EUR 430 million, because of the following elements:

- Financing of the negative free cash flow (+EUR 413 million) ;
- Dividend payment in May 2006 (+EUR 204 million);
- Impact of exchange rate fluctuations on debt for –EUR 150 million. In particular, this is related to the depreciation of the US dollar versus the euro between January 1 and June 30, 2006.

PRESS RELEASE

Segment information

	Net sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	1st half 2006			1st half 2006		H1 2006	H1 2005
	In EUR million	As a % of Group total	2006 / 2005	In EUR million	As a % of Group total		
SR1 (Passenger Car / Light Truck and related distribution activities)	**4,367**	**54%**	**+ 7.5%**	**348**	**54%**	**8.0%**	**9.6%**
SR2 (Truck and related distribution activities)	**2,627**	**33%**	**+ 8.8%**	**145**	**22%**	**5.5%**	**8.5%**
SR3 (Specialty activities)	**1,029**	**13%**	**+ 1.9%***	**152**	**24%**	**14.8%**	**9.2%**
Group Total	**8,023**	**100%**	**+ 7.1%**	**645**	**100%**	**8.0%**	**9.2%**

* At constant scope, the change would have been +19.6%

SR1 (Passenger Car / Light Truck and related distribution activities): at 8.0%, the operating margin is down 1.6 point compared to the first half of 2005. The main reasons are as follows:

- Soaring raw material costs were partially offset by price increases in replacement but not in original equipment;
- Production costs (excluding raw materials) have been negatively impacted by lower production schedules in North America, in order to maintain strict control over inventories.

The above is in spite of:

- The significant improvement in the brand mix. The Group's premium brands are gaining market shares in Asia and in Europe while maintaining their position in North America, at the expense of private and associate brands;
- Good control over selling, general and administrative expenses, as well as on development costs.

In Europe, replacement markets enjoyed robust growth of about 3% compared to the first half of 2005, a much richer segment mix (VZ + 8%, winter + 32%, 4X4 + 18%). In this context, Michelin's sales volumes outperformed market growth.

Over the first half, the Group's price increases were not sufficient to fully offset the escalation in raw material costs. Improved brand and segment mixes, however, helped mitigate these very strong headwinds. The Group recorded satisfactory sales in its premium brands, gaining market share in summer as well as in winter tires.

In **Original Equipment**, European markets were up 0.3% compared to the first half of 2005. Michelin's sales volumes are down, reflecting the evolution of the market shares of its main customers. The size mix further improved. In this activity, the Group must continue its policy aiming at increasing its selling prices in order to compensate for higher raw material costs.


MICHELIN
A better way forward

PRESS RELEASE

In North America, the **replacement** market is down 4.7%, with -5% for the USA alone. According to federal statistics, it appears for the first time since the oil crisis of 1979, that the number of miles driven in the first half remained flat, despite the increase in the number of cars. This situation is the direct consequence of the significant increase in gas prices. In this unfavorable environment, the Group's "flag" brands (Michelin, BFGoodrich and Uniroyal) maintain their market shares, while those of private and associate brands are very depressed.

In **Original Equipment**, on a flat market (+0.2%) Michelin's sales are down, as the Group is affected by a change in the mix of cars manufactured: sports and leisure cars (4X4 and SUV) are down in relative terms to the advantage of smaller vehicles, a segment where Michelin is less present.

The Group gained further additional positions with Asian car manufacturers which enable it to strengthen its presence in the best selling car in the US (Toyota Camry).

In South America, the replacement market was up 4% compared to the first half of 2005; Michelin maintained its market share in Brazil and raised it in Argentina. The Group showed resilience to fierce competition from Asian imports.

In Asia, in **replacement**, the Group benefited from a very good level of activity, as evidenced by the double-digit growth rate of sales volumes. In China in particular, on a market that is up 20%, Michelin gained additional market share and confirmed its leadership in the Passenger Car / Light Truck market. Price increases across the entire region have held up well.

SR2 (Truck and related distribution activities): the decline in operating margin (from 8.5% in the first half of 2005 to 5.5%) primarily reflects the significant impact of the increase in natural rubber costs.

The 3 point drop in this segment's operating margin is mainly related to:

- The extremely negative impact of higher natural rubber costs for this type of tires. This impact was not fully offset by the price increases implemented in the first half of the year;
- Unfavorable geographic mixes.

In Europe, in **replacement**, market growth picked up (+ 2.3%). This is the result of contrasted evolutions which include a strong increase in the East (+13%), but a stagnation in the West (+0.3%), given the sluggish sell-out market. Indeed, the economic environment is not particularly buoyant as many European freight companies are unable to pass on to their client base the increase in gas prices. Simultaneously, the strength in the Original Equipment market (in anticipation of the implementation of the new Euro IV emission standards) absorbed part of the replacement market growth potential. Michelin's sales are slightly outperforming the market, allowing the Group to increase its market share on the continent. Though not sufficient to fully offset for the increase in raw material costs, price increases passed at the beginning of the year have held.

As expected, the **Original Equipment** market was strong: it recorded sequential acceleration from one quarter to the next, in anticipation of the Euro IV standard that becomes effective October 1, 2006. With stable sales, Michelin is maintaining the market share it considers adequate.

In North America, in **replacement**, the market records a sharp fall of 3% compared to the first half of 2005, with marked differences among the various countries of the region:- 12% in Canada, - 4% in the US, but + 6% in Mexico. In the region, Group sales show some progress. The price increases passed at the beginning of the year are holding, generating an overall increase of the average selling price. The Michelin X One tire confirms its growth potential with sales volumes substantially above those of a year ago. Retreading continues its expansion with the opening of three new shops in the first half and 7 others planned for this summer, generating significant growth and boosting market share.

In **Original Equipment**, the market is up more than 4%. With stable sales, the market share is consistent with the Group's strategy.


MICHELIN
A better way forward

<u>In South America</u>, the radial replacement market was up 3%. Michelin increased its market position, supported by dynamic sales in Spanish-speaking countries and despite the fierce competition from Asian imports in Brazil.

<u>In Asia</u>, in **replacement**, the radial market is rapidly expanding (nearly + 7%). This is primarily driven by China (+ 11%), but also by all the other countries in the area, with the exception of Taiwan and Australia where markets are down by at least 3%. With a satisfactory progression in sales, specifically in China, Japan and Thailand, Michelin is gaining market share.

In **Original Equipment**, in a market that is growing 20%, Michelin continues its dynamic growth and increases its position.

SR3 (Specialty activities): at 14.8%, against 9.2% in the first half of 2005, the operating margin is further significantly improved. Today, this segment has the highest level of profitability in the Group.

This outstanding performance validates the Group strategy of developing high value-added technical products that respond to increasingly demanding professionals. The profitability improvement can be explained by the higher value that is extracted by the product offering and by more supportive market conditions (in earthmover and in aircraft radial tires), and by reorganizing industrial facilities.

- The market for **Earthmover** tires was quite dynamic, with tire demand continuing to exceed supply. The Group was able to increase its sales in tons compared to the first half of 2005 by raising capacity utilization rates, in particular for small and medium-sized tires. Boosted by price adjustments aimed at compensating for higher raw material costs, net sales have surged.

- In the first half of 2006, the markets for **Agricultural replacement** tires have been very contrasted: in North America, they were down 7% whereas in Europe, they were up 4% compared to the first half of 2005. Group net sales are expanding, in particular in Europe where Michelin has gained market share in Michelin and Kleber branded tires.
  In **Original Equipment**, Group sales are in line with the markets, which were down by about 5% compared to a year ago.

- **Motorcycle** markets continued to show progress in the first half of 2006, with **replacement** markets in Europe and in North America up about 5%.
  Taking advantage of the radial product range on the Sports segment, sales outpaced the market.

- In the first half of 2006, **Aircraft** tire markets continued to be very strong, up 7%, with demand for radial tires exceeding the supply. The other segments of this market performed similarly. Net sales were substantially up, supported by favorable product and geographic mixes.

- In a lacklustre environment, **Maps and Guides** managed to maintain their activity level: business picked up in France, essentially driven by a very strong performance of the Red Guide. The in-depth revamp of the Green Guides as well as the new "Voyager Pratique" collection, benefited from a positive market response.

- During the first half, **ViaMichelin** accelerated its expansion in the area of GPS road navigation, with a full offering (services, software and hardware). The GPS range now includes the X-950 software while internet activities continued their development with traffic to the website exceeding 1.5 million visits some days.


MICHELIN
A better way forward

PRESS RELEASE

Outlook for 2006

Forecast trends in key tire markets in 2006

	Europe	North America	South America	Asia
Original Equipment Pass. Car / Light Truck	+ 0.5 %	+0.7 %	+ 9.3 %	+ 9.1 %
Replacement Pass. Car / Light Truck	+3.8 %	- 3.0 %	+ 4.0 %	+ 4.1 %
Original Equipment Truck	+ 4.6% [1]	+ 8.4 %	- 7.0 % [2]	+ 20.0 %
Replacement Truck	+ 2.9 %	- 3.8 %	+ 3.0 % [2]	+ 8.0 %

[1] Power units only
[2] Radial only

Trends observed in the first half are expected to continue in the second part of the year: North American replacement markets should remain depressed, whereas in Europe, these markets should be relatively robust, supported, in particular, by Eastern Europe. Truck Original Equipment markets should remain dynamic, with acceleration in North America, in anticipation of the implementation of new emission standards.

Michelin believes that the escalation in raw material costs could further deteriorate the Group's accounts in the second half, with the increase totaling 23% for 2006; representing an additional cost of EUR 800 million. New price increases have been announced to become effective in the second semester in order to limit, as much as possible, the negative effects of these headwinds.

Given the current environment and the likeliness of a further hike in raw material and energy costs, Michelin's operating margin before non-recurring items should be close to 8% in fiscal 2006.

*

* *

Consolidated net sales for the third quarter ending September 30, 2006 will be announced on October 24, 2006, after the Euronext Paris market close.

A more detailed report on the accounts for the first half ended June 30, 2006 is available upon written request to the Investors Relations Department, or on the web at www.michelin.com, or by calling 33 (0) 1 45 66 16 15

For those wishing to obtain more information on tire markets and on Michelin, a Fact-book is available on the Group's web site at:
http://www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=20050310113052&lang=EN


MICHELIN
A better way forward

Contacts

Investor Relations	**Press**
Christophe Mazel : +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1 45 66 10 72 + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com
Jacques Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 jacques-philippe.hollaender@fr.michelin.com	**Individual Shareholders** Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 anne-marie.vigier-perret@fr.michelin.com


MICHELIN
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PRESS RELEASE

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Six months ended 30 June 2006	Six months ended 30 June 2005
Sales	**8,023**	**7,490**
Cost of sales	(5,670)	(5,104)
Gross profit	**2,353**	**2,386**
Sales and marketing expenses	(874)	(847)
Research and development expenses	(302)	(289)
General and administrative expenses	(497)	(510)
Other operating income and expenses	(35)	(53)
Operating income before non-recurring income and expenses	**645**	**687**
Non-recurring income and expenses	(160)	-
Operating income	**485**	**687**
Finance costs – net	(35)	(135)
Share of profit/(loss) from associates	4	4
Income before taxes	**454**	**556**
Income tax	(177)	(170)
Net income	**277**	**386**
• Attributable to Shareholders	276	389
• Attributable to non-controlling interests	1	(3)
Earnings per share (in euros)		
• Basic	1.90	2.68
• Diluted	1.90	2.67


MICHELIN
A better way forward

PRESS RELEASE

CONSOLIDATED BALANCE SHEET

(in EUR million)	As at 30 June 2006	As at 31 December 2005
Goodwill	431	444
Other intangible assets	189	192
Property, plant and equipment (PP&E)	6,469	6,577
Non-current financial assets and other assets	454	435
Investments in associates and joint ventures	51	50
Deferred tax assets	1,161	1,227
Non-current assets	**8,755**	**8,925**
Inventories	3,503	3,225
Trade receivables	3,236	3,273
Current financial assets	86	229
Other current assets	444	618
Cash and cash equivalents	413	611
Current assets	**7,682**	**7,956**
TOTAL ASSETS	**16,437**	**16,881**
Share capital	287	287
Share premiums	1,849	1,845
Reserves	2,206	2,379
Non-controlling interests	15	16
Total equity	**4,357**	**4,527**
Non-current financial liabilities	3,514	3,092
Employee benefits	2,897	3,049
Provisions and other non-current liabilities	872	801
Deferred tax liabilities	59	71
Non-current liabilities	**7,342**	**7,013**
Current financial liabilities	1,437	1,647
Trade payables	1,426	1,792
Other current liabilities	1,875	1,902
Current liabilities	**4,738**	**5,341**
TOTAL LIABILITIES AND EQUITY	**16,437**	**16,881**


MICHELIN
A better way forward

PRESS RELEASE

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Six months ended 30 June 2006	Six months ended 30 June 2005
Net income	**277**	**386**
EBITDA adjustments		
▪ Finance costs - net	35	135
▪ Income tax	177	170
▪ Amortization, depreciation and impairment of intangible assets and PP&E	435	395
▪ Share of loss/(profit) from associates	(4)	(4)
EBITDA	**920**	**1,082**
Non-cash other income and expenses	(38)	(7)
Change in provisions for risks and charges	23	(122)
Net finance costs paid	(180)	(176)
Income tax paid	(68)	(117)
Change in value of working capital, net of impairments	(619)	(682)
Cash flows from operating activities	**38**	**(22)**
Purchases of intangible assets and PP&E	(542)	(537)
Proceeds from sale of intangible assets and PP&E	42	35
Acquisitions of consolidated shareholdings, net of cash acquired	(32)	(12)
Proceeds from sale of consolidated shareholdings, net of cash disposed	2	(4)
Purchases of other shareholdings	(54)	(2)
Proceeds from sale of other shareholdings	140	1
Change in value of other financial assets	(7)	(7)
Cash flows from investing activities	**(451)**	**(526)**
Proceeds from issuance of shares	-	-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries	-	14
Proceeds from sale of treasury shares	-	-
Dividends paid to Shareholders	(194)	(179)
Dividends paid to non-controlling interests of subsidiaries	-	(35)
Other distributions	(11)	(6)
Change in value of financial liabilities	428	(492)
Other	5	5
Cash flows from financing activities	**228**	**(693)**
Effect of the change of currency rates	**(13)**	**23**
Increase (decrease) of cash and cash equivalents	**(198)**	**(1,218)**
Cash and cash equivalents as at 1 January	**611**	**1,655**
Cash and cash equivalents as at 30 June	**413**	**437**


MICHELIN
A better way forward




MICHELIN
A better way forward


New
Pilot Power 2CT:
Now in
a dual-compound
formula
"With 20%
softer rubber
on the tread
shoulders."
MICHELIN


MICHELIN
A better way forward


First Half 2006 Key figures
Net sales
EUR 8,023m
Change: +7.1%
(+4.3% at constant exchange rates)
Operating income
before non-recurring items
EUR 645m
-6.2%
Operating margin
before non-recurring items
8.0%
down 1.2 point
Net income
EUR 277m
-28.2%
Gearing
104%
(10-point improvement)
Free Cash Flow
EUR -413m
vs - EUR548m H1 05
MICHELIN

Highlights 1st half 2006

- Decrease in gross margin due to higher raw material prices
- Sharp contraction of replacement markets in North America
- Price mix improvement and productivity gains only partially offset rising external costs in H1
- Good cost control limited the decline in operating margin before non-recurring items
- Efficient management of inventories expressed in tons
- Free cash flow improvement vs H1 2005

MICHELIN

2 - H1 2006 - July 25, 2006


MICHELIN
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PRESENTATION


H1 2006 Operating Performance
WEAK NORTH AMERICAN MARKETS
SHARP INCREASE IN NATURAL RUBBER PRICES
MICHELIN


Weak North American markets at end of June 2006

		Europe*	North America	Asia	South America	Africa Middle-East
Pass. car / Light truck	OE	+0.3%	+0.2%	+9.6%	+7.5%	+10.4%
	RT	+2.8%	-4.7%	+4.6%	+4.0%	+4.4%
Truck	OE	+4.7%	+4.1%	+20%	-7.0%**	+9.4%
	RT	+2.3%	-3.0%	+8%	+3.0%**	+2.2%

*Eastern + Western Europe ** radial markets

MICHELIN




H1 2006 Net Sales
Price/mix effect continues to be strong
+4.0%
Price mix
+2.7%
Currency fluctuations
+ 0.9%
Volumes
-0.6%
Scope
+7.1%
7,490
8,023
H1 2005 Net sales
H1 2006 Net sales
H1 06 / H1 05
(in EUR million)
MICHELIN


Operating margin down, reflecting strong increase in external costs
+307
Mix Price
+35
Volumes
+20
Currency
+40
**Other
-26
Stocks
-4
Scope
-414
* External costs
687
9.2%
645
8.0%
Δ H1 06 / H1 05
(in EUR millions)
H1 2005 Operating income°
H1 2006 Operating income°
°Operating income and margin are before non-recurring items
* External costs: raw materials + logistics + energy
**Other: productivity, administrative & general, start-up and restructuring costs
MICHELIN


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PRESENTATION


Price mix effect and productivity gains did not fully offset increases in external costs
Volumes
+0.4 point
Stocks
-0.3 point
Productivity
+0.5 point
Mechanical dilutive impact
-0.4 point
External costs not offset by price increases
-1.4 point
9.2%
8.0%
H1 2005
H1 2006
°Operating margin as a % of net sales
△ H1 06 / H1 05
° Operating margin before non recurring items
MICHELIN


Raw materials:
+86% in US$ since mid 2003
" In US$/KG "
" In EURO/KG "
+86%
+46%
2001
2002
2003
2004
2005
2006
Jan -01
Jan -02
Jan -03
Jan -04
Jan -05
Jan -06
MICHELIN




Raw materials:
soaring natural rubber prices
SICOM official prices
from January to June 2006
US cts per kg
280
270
260
250
240
230
220
210
200
190
180
170
160
150
JAN
FEB
MAR
APR
MAY
JUNE
+54.8%
+38.9%
RSS 3
TSR 20
MICHELIN


Overhead costs under control
in the face of rising external costs
H1 2006
H1 2005
Gross Margin
as a % of sales
29.3%
31.9%
SG&A
as a % of net sales
21.3%
22.7%
MICHELIN


MICHELIN
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PRESENTATION


H1 2006 Performance
by Reporting Segment
DETERIORATION
OF TRUCK PERFORMANCE
GOOD MOMENTUM IN
SPECIALTY BUSINESS
MICHELIN


Deterioration of Truck performance
Good momentum in Specialty Business
16%
14%
12%
10%
8%
6%
4%
2%
0%
9.6%
8.0%
8.5%
5.5%
9.2%
14.8%
9.2%
8.0%
SR1
SR2
SR3
Total
H1 2005 H1 2006
Operating margin before non-recurring items as a % of net sales
MICHELIN


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Passenger Car & Light Truck & related distribution (SR1)
Deterioration of trading environment in North America
13 - H1 2006 – July 28, 2006
MICHELIN

	Eur m	Group %	Δ H1 06 / H1 05
Net sales	4,367	54%	+7.5%
Operating income before non-recurring items	348	54%	-10.6%
Operating margin before non-recurring items	8.0%		-1.6 pt


Passenger Car & Light Truck & related distribution (SR1)
Deterioration of trading environment in North America
Replacement market share maintained in Europe and OE market share slightly down
Sharp drop of mass market segment (-26%) in North America need to adjust industrial facilities
Market share gains in Asia in replacement
14 - H1 2006 – July 28, 2006
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PRESENTATION


Truck & related distribution (SR2)
Negative impact
of higher natural rubber prices
Eur m
Group %
Δ H1 06 / H1 05
Net sales
2,628
33%
+8.8%
Operating income
before non-recurring items
145
22%
-29.5%
Operating margin
before non-recurring items
5.5%
-3.0 pts
Soaring natural rubber prices
strongly impacted SR2 profitability
MICHELIN


Truck & related distribution (SR2)
Further growth in replacement markets
Market share gains in Europe and stable original equipment sales in a lackluster Western Europe market
X One drives good replacement performance in North America
Market share gains in radial OE and replacement in Asia
Sharp drop in original equipment and replacement market in Brazil
MICHELIN


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Specialty businesses (SR3)
Very significant and structural improvement in operating margin°
Specialty sales growth: +19.6% excluding change of scope
° Operating margin before non-recurring items
MICHELIN
17 - H1 2006 – July 28, 2006

	Eur m	Group %	Δ H1 06 / H1 05
Net sales	1,029	13%	+1.8%
Operating income before non-recurring items	152	24%	+64%
Operating margin before non-recurring items	14.8%		+5.6 pts


Specialty businesses (SR3)
Very significant and structural improvement in operating margin°
Aircraft
Business was driven by favorable geographic and product mixes on dynamic markets
Michelin and Kleber brands gained market share in replacement in Europe
Agricultural
Earthmover
Sales sharply up as a result of price adjustments in a market which is driven by strong demand
2-wheel
Success of radial moto ranges in the sports segment
MICHELIN
18 - H1 2006 – July 28, 2006

PRESENTATION


MICHELIN
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H1 2006 Net Income
Strong impact of non-recurring items
MICHELIN

Strong impact of non-recurring items on net income

In EUR million	H1 2006	H1 2005	2006 / 2005
Net sales	8,023	7,490	+7.1%
Operating income before non-recurring items	645	687	-6.2%
% of Net Sales	*8.0%*	*9.2%*	-1.2 point
Non-recurring items	-160	-	-
Operating income	485	687	-29.4%
Finance costs - net	-35	-135	+74%
Tax	-177	-170	+4.1%
Net income from associated companies	3.5	3.8	-7.9%
Net income	277	386	-28.2%

MICHELIN

20 - H1 2006 – July 28, 2006



Free cash flow improved vs H1 2005

In EUR million	H1 2006	H1 2005	2006 / 2005
EBITDA	+919	+1,083	-164
Change in prov. + other items impacting result	-14	-130	+116
Inventory increases	-392	-352	-40
Increase in customer receivables	-79	-206	+127
Other WCR (suppliers, tax, interest charges)	-396	-417	+21
Operating cash flows	**+38**	**-22**	**+60**
Cash flows from investing activities	**-451**	**-526**	**+75**
Free Cash Flow	**-413**	**-548**	**+135**

MICHELIN


Continuing control over inventories
Cumulated change in thousands of tons
0
J
F
M
A
M
J
J
A
S
O
N
D
H1 2005
H1 2006
MICHELIN


MICHELIN
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PRESENTATION


Net debt increase primarily attributable to negative free cash flow
+413
+204
-37
-150
+430
Negative FCF
Dividends
Other changes
Currency fluctuations
4,084
4,514
Jan 1, '06 Net debt
June 30, '06 Net debt
In EUR million
Free Cash Flow: cash flow from operations– cash flow from investments
MICHELIN


Gearing improved vs June 30, 2005
114%
90%
104%
As at June 30, 2005
As at 1st January 2006
As at 30.06.06
Gearing: net debt-to-shareholders' equity
MICHELIN


MICHELIN
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Outlook for 2006
MICHELIN


Estimated markets to end of December 2006
Deteriorating North American environment

		Europe*	North America	Asia	South America	Africa Middle-East
Pass. car / Light truck	OE	+0.5%	+0.7%	+9.1%	+9.3%	10.4%
	RT	+3.8%	-3.0%	+4.1%	+4.0%	+4.4%
Truck	OE	+4.6%	+8.4%	+20%	-7.0%**	+11.0%
	RT	+2.9%	-3.8%	+8%	+3.0%**	3.1%

*Eastern + Western Europe ** radial markets


MICHELIN
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PRESENTATION


Raw materials:
Additional costs revised from 15% to 23%
EUR 540m (+15%)
EUR 800m (+23%)
New estimation of additional raw material cost in 2006 (E) vs 2005 (in euros)
2006 Average (E)
+23%
New estimates
+15%
Estimated at end of March
2005 Average
2005
2006 (E)
Average % change in cost of raw materials consumed
MICHELIN
27 - H1 2006 – July 28, 2006


Raw materials
€ 1.5bn added costs in 3 years
€ +250m
€ +450m
€ +800m
2004
2005
2006 (E)
(In constant euros year-on-year)
MICHELIN
28 - H1 2006 – July 28, 2006



New price increases announced

Passenger Car / Light Truck
- Up to 5% in North America ⇨ *From August 1, 2006*
- +3% in the United States ⇨ *From October 2, 2006*

Truck
- Up to 5% in the United States ⇨ *From August 1, 2006*
- Between 3 - 5% in Europe ⇨ *From the summer 2006*

Earthmover
- Up to 4% in North America ⇨ *From July 1, 2006*
- Between 3 - 5% in Europe ⇨ *From the summer 2006*

Agricultural tires
- average of 2.5 % in the USA and Canada ⇨ *From July 1, 2006*

2-wheel tires
- +4-6% in the USA & Canada ⇨ *From September 1, 2006*

MICHELIN

PRESENTATION


Revised outlook for 2006
Given the current environment and the likeliness of a further hike in raw material and energy costs, Michelin's operating margin before non-recurring items should be close to 8% in fiscal 2006
MICHELIN


MICHELIN
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COMMENTS ON THE FIRST-HALF 2006 CONSOLIDATED FINANCIAL STATEMENTS


MICHELIN
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MICHELIN
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COMMENTS

2006 FIRST-HALF TIRE MARKETS

The world tire market is worth USD 92 billion[1], close to 2/3 for passenger cars and light trucks and 1/4 for trucks[2]. In terms of units sold, it amounts to more than 1 billion passenger car tires and more than 150 million truck and bus tires.

The industry enjoys bright growth prospects as the mobility of goods and people goes hand-in-hand with economic development. The world auto fleet should almost double by 2030, from 700 million to 1.3 billion vehicles and the distance driven in cars should increase 50% compared to 2000 and heavy hauling should increase by 75%[3].

From 2005 to 2009, additional tire demand is expected to be fairly evenly balanced in volume terms between mature and emerging countries given the latter's high growth rates. The developed countries also offer significant potential in value terms linked to the growth of high-end vehicle markets. This is stimulated by driver demand for more safety and comfort and by trucking industry demand for enhanced reliability and profitability.

Evenly split among Europe, North America and Asia, tire markets, being replacement markets for 75% of volumes, are less cyclical than automotive markets. Replacement, which posts 2 to 3% annual growth, accounts for more than 70% of Michelin's sales.

The tire industry is highly concentrated as the 3 largest manufacturers, who operate on all segments, account for close to 55% of world sales[1].

[1] Source: Tire Business, 29 August 2005
[2] Source: Michelin
[3] Source: WBCSD - Mobility Report 2030

Breakdown of world market by product type (in value)


63.3% Passenger car and Light truck
25.0% Truck
5.1% Earthmover
3.9% Two-Wheel
2.2% Agricultural
0.5% Aircraft

Source: 2004 market estimated by Michelin

Breakdown of world market by manufacturer


19.4% Michelin
18.2% Bridgestone
16.5% Goodyear
25.4% Average-sized players
20.5% Local players

Source: 2004 market share figures (Tire Business, 29 August 2005)

Regional breakdown of world market in volume
Metric ton equivalent


26.7% North America
26.2% Europe
11.3% China
8.3% Japan
13.2% Other Asian countries
7.9% Africa & the Middle-East
6.4% South America

Source: 2004 market estimated by Michelin based on the LMC 2005 Report


MICHELIN
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Please refer to the detailed presentation of Group markets and ranking in Michelin's Factbook, downloadable from www.michelin.com.

During the first half of 2006, markets were dynamic overall, with the notable exception of North America's replacement market, which clearly contracted and of South America's original equipment truck tire markets, strongly impacted by the condition of Brazil's market.


Passenger car and Light truck tires
(in millions of units)
140
120
100
80
60
40
20
0
Europe RT
Europe OE
North America RT
North America OE
H1 2003
H1 2004
H1 2005
H1 2006

Source : Michelin estimates
(Owing to a change in the method for evaluating the Passenger car and Light truck tire market, comparison with years prior to 2005 is irrelevant)


Truck tires
(in millions of units)
20
18
16
14
12
10
8
6
4
2
0
Europe RT
Europe OE
North America RT
North America OE

Source: 15-country Europool / US + CA + MX Pool

REPLACEMENT MARKETS

In **developed regions**, the situation of replacement markets was sharply contrasted: Europe's passenger car and light truck tire markets posted robust growth of nearly 3% while truck tire markets resumed growth, although to a limited extent, especially in Western Europe. In North America, by contrast, replacement markets were especially depressed: in the passenger car and light truck segment, significant fuel price increases took the toll, and in truck, although still at a high level, markets are impacted by brisk original equipment business.
The dynamism of **emerging regions** was confirmed, especially in Asia, driven by China, which still posts double-digit growth.



COMMENTS


MICHELIN
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Passenger car and Light truck

Passenger car and Light truck markets	H1 2006 Replacement market	Q1 2006 Replacement market	Q2 2006 Replacement market
Europe	+2.8%	+1.5%	+4.3%
North America[1]	-4.7%	-3.3%	-6.3%
Asia	+4.6%	+5.0%	+4.2%
South America	+4.0%	+1.6%	+6.4%
Africa Middle-East	+4.4%	+3.1%	+5.7%

[1] *United States, Canada and Mexico*

Europe's markets experienced strong +2.8% growth after a slight decline in the 1st half of 2005 as compared to the 1st half of 2004. Benelux with +8.7%, posted the strongest growth, followed by the Spanish peninsula (+5.6%) and Eastern Europe (+5.2%), while the rest of Europe recorded moderate (1% to 2%) growth. The Nordic countries alone were down around 1%. The segment mix also improved, as VZ (+8%), winter (+31.5%) and SUV/4X4 (+18.2%) posted significant progress.

North America's market shrank 4.7%, primarily due to the 5% decline in the United States. The following factors drove the US decline: Federal government statistics show that the number of miles covered in the period stagnated for the first time since the second oil crisis of 1979; simultaneously, the vehicle fleet continued to expand: the number of new cars sold outweighs that of scrapping of old cars and second-hand vehicle exports. This has reduced the average number of miles per vehicle. According to opinion surveys, half of the American consumers say that they cut some of their expenditure because of high fuel prices. The situation had a direct impact on the country's tire market.

In South America, the market grew 4%, both in Brazil and in Spanish-speaking South American countries. Note the significant increase in the share of new and used tire imports, which rose from 24% of the market in 2004 and 31% in the first half of 2006.

In Asia, past growth trends are maintained, driven by China, whose market posted a 20% expansion. Note that all ASEAN countries (except for Thailand) posted market progress. The Japanese market, supported by a more supportive economic environment, also improved.

Truck

Truck markets	H1 2006 Replacement market	Q1 2006 Replacement market	Q2 2006 Replacement market
Europe[1]	+2.3%	+3.2%	+1.6%
North America[2]	-3.0%	-1.8%	-4.1%
Asia	+8.0%	+8.0%	+8.0%
South America[3]	+3.0%	+3.5%	+4.3%
Africa Middle-East	+2.2%	+2.3%	+2.2%

[1] *Western & Eastern Europe*
[2] *United States, Canada and Mexico*
[3] *Radial only*

COMMENTS


MICHELIN
A better way forward

Europe's replacement market experienced growth again (+2.3%, +0.3% for Western Europe and +13% for Eastern Europe). Western Europe's long haul truck fleets expand into Eastern Europe with West to East business transfer. The European Commission revised its policy for the next 5 years. The European White Paper on common Transportation policy to 2010 no longer hinges on the modal road to rail transfer strategy. The road transportation industry, however, will need to upgrade its environment practices substantially.

Change in Western Europe's Truck replacement market
In millions of tires
15-country Europool - 12-month sliding


10.0
9.8
9.6
9.4
9.2
9.0
8.8
8.6
8.4
1999
2000
2001
2002
2003
2004
2005
2006

In North America, the replacement market contracted some -3% with strong variations from country to country: -12% in Canada, -4% in the United States contrasting with +6% in Mexico.

- In June, the US market rebounded +10% after a -14% fall in April and a further -12% in May, as the industry multiplied early purchases after price increases were announed.
- The contraction observed in Canada results from a widespread grey market originating in the USA due to the effect of the Canadian dollar's appreciation on local truck tire prices.

The increase in the Mexican radial tire market should be viewed in light of a reduction in the bias market.

Change in North American Truck replacement market
In millions of tires
US + CA + MX Pool - radial + bias - 12-month sliding


20.0
19.5
19.0
18.5
18.0
17.5
17.0
16.5
16.0
1999
2000
2001
2002
2003
2004
2005
2006

COMMENTS


MICHELIN
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In South America, the radial replacement market grew +3% with Brazil down -3.9% and Spanish-speaking country markets up +8.5%.

- The Brazilian market is quickly switching to radial tires (54% radialized) driven by imports of low-cost radial tires from Asia. Brazilian Real appreciation makes Asian tire imports extremely attractive
- South America's Spanish-speaking market, which is roughly the same size as Brazil's, was boosted by dynamic growth in those countries. Those markets are also quickly switching to radial tires.

Change in Brazilian Truck replacement market
In millions of tires
Michelin estimates - 12-month sliding


5.0
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
1999
2000
2001
2002
2003
2004
2005
2006

In Asia, in replacement, the radial market posted strong (almost 7%) growth. Although driven by China (+11%), the growth benefited the entire region except for Taiwan and Australia, where markets contracted almost 3%.

ORIGINAL EQUIPMENT MARKETS

In developed countries, passenger car and light truck tire markets were stable, while truck tire markets resumed sustained 4% + growth both in Europe and in North America.
In emerging countries, growth was especially strong, except for Brazil's truck tire market, hit by strong local currency and agricultural sector issues.

Passenger car and Light truck

Passenger car and Light truck markets	H1 2006 Original Equipment market	Q1 2006 Original Equipment market	Q2 2006 Original Equipment market
Europe	+0.3%	+5.9%	-4.9%
North America[1]	+0.2%	+1.7%	-1.2%
Asia	+9.6%	+10.4%	+8.7%
South America	+7.5%	+6.9%	+8.1%
Africa Middle-East	+10.4%	+6.2%	+12.5%

[1] *United States, Canada and Mexico*


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Growth has occurred in all regions. In Europe, the market was boosted by Fiat's strong performance as well as that of German specialist OEMs (BMW, Mercedes and Porsche). In North America, Asian manufacturers continued to win market share at the expense of Ford and General Motors. We note a change in vehicle mix, with smaller vehicles making inroads into the larger SUV market. The trend is expected to continue as long as fuel remains expensive. In Asia, all markets experienced sustained growth: China (+36%), Thailand (+19%), Korea (+6%), Japan (+5%). Hyundai/Kia and Honda's latest vehicle offering boosted the market.

Truck

Truck markets	H1 2006 Original Equipment market	Q1 2006 Original Equipment market	Q2 2006 Original Equipment market
Europe	+4.7%	+2.1%	+6.6%
North America[1]	+4.1%	+3.6%	+4.5%
Asia	+20.0%	+20.0%	+20.0%
South America[2]	-7.0%	+2.7%	-5.5%
Africa Middle-East	+9.4%	+9.3%	+9.4%

[1] United States, Canada and Mexico

[2] Radial only

In Europe, original equipment market growth is further accelerating and peaked in the 3rd quarter. In Q1, the market was up +2.1% and +6.6% in Q2. Over the first year-half, the market posted +4.7% growth. In addition to the impact of new European pollution control measures, growth was drawn by exports, especially from Eastern Europe, where fleets are in the process of concentrating and investing.

Change in Western Europe's Truck Original Equipment market
In millions of tires
15-country Europool - 12-month sliding


4.0
3.8
3.6
3.4
3.2
3.0
2.8
2.6
2.4
1999
2000
2001
2002
2003
2004
2005
2006

COMMENTS


MICHELIN
A better way forward

In North America, the original equipment market grew +4.1%. The growth is being driven by early purchases of power units, stimulated by new EPA 2007 environmental standards. The growth of this market will accelerate in the coming months and should culminate in December.

Change in North American Truck Original Equipment market
In millions of tires
US + CA + MX Pool - radial + bias - 12-month sliding


9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
1999
2000
2001
2002
2003
2004
2005
2006

In Asia, the market posted +20% growth. China's bullish market recorded +61% growth, driving the region's growth. Thailand experienced +36% growth and Japan +13%. Taiwan's market was flat and Australia's dipped -7%. Growth in the Japanese original equipment market was chiefly due to purchases ahead of implementation of tire manufacturer price increases.

In South America, Brazil's market plunged (-12.2%). The export market was hit by competitive disadvantage owing to the Real appreciation. Another consequence of Real appreciation is the agrifood sector crisis in general and that of soja bean in particular. Economic activity was dampened by lasting high interest rates.

OUTLOOK FOR THE SECOND HALF OF 2006

Trends observed in the first half are expected to continue in the second part of the year: North American replacement markets should remain depressed, whereas in Europe, these markets should be relatively robust, supported, in particular, by Eastern Europe. Truck Original Equipment markets should remain dynamic, with acceleration in North America, in anticipation of the implementation of new emission standards.

PASSENGER CAR AND LIGHT TRUCK MARKETS	Europe	North America	Asia	South America	Africa Middle-East
Original Equipment	+0.5%	+0.7%	+9.1%	+9.3%	+10.4%
Replacement	+3.8%	-3.0%	+4.1%	+4.0%	+4.4%

TRUCK MARKETS	Europe	North America	Asia	South America	Africa Middle-East
Original Equipment	+4.6%	+8.4%	+20.0%	-7.0% **	+11.0%
Replacement	+2.9% *	-3.8%	+8.0%	+3.0% **	+3.1%

* *Western and Eastern Europe*
** *Radial only*


MICHELIN
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MICHELIN SALES

EUR million	1st half 2006	1st half 2005	% change
Sales	8,023	7,490	+7.1%
Excluding exchange rates		*7,690*	*+4.3%*

Net sales are up 7.1% to EUR 8,023 million. At constant exchange rates, they rose 4.3%.

ANALYSIS OF IMPACT ON SALES


Q1 2006 (%)
Q2 2006 (%)
H1 2006 (%)
+10.2%
+4.2%
+7.1%
+4.7%
+0.8%
+2.7%
+2.0%
-0.1%
+0.9%
+3.8%
+4.1%
+4.0%
-0.6%
-0.5%
-0.6%
Total
Exchange rates
Volumes
Price mix
Scope

The change results from the following factors:

- **+2.7% positive impact from currency fluctuations,** in particular due to the appreciation versus the euro of the US dollar (+4.5%), the Brazilian Real (+23.0%) the Canadian dollar (+13.4%) and the Mexican peso (+6.3%), based on average rates.

- **+0.9% positive volume effect,** largely attributable to Group performance in the European Passenger car and Light truck segment, success of the strategy deployed in Asia, especially in China and, to a lesser extent, recovery of Europe's truck replacement markets. On the other hand, slack North American replacement markets in both the Passenger car and Light Truck and Truck segments, impacted the Group negatively;

- **+4.0% positive price mix effect** at constant exchange rates, mainly attributable to the Group's well-established policy aimed at offsetting the negative impact of raw material cost increases through selling price increases. Brand and segment mixes were further enriched;

- **-0.6% negative scope effect** due to transfer of the Wheel business in May 2005, despite the positive effect of integration of Serbia-based Tigar, on March 1, 2005.

COMMENTS


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QUARTER ON QUARTER CHANGES

Michelin quarter on quarter net sales change versus 2005:

	H1 06 / H1 05 (€m)	H1 06 / H1 05 (%)	Q1 06 / Q1 05 (€m)	Q1 06 / Q1 05 (%)	Q2 06 / Q2 05 (€m)	Q2 06 / Q2 05 (%)
Total change	**+533**	**+7.1%**	**+370**	**+10.2%**	**+163**	**+4.2%**
Exchange rates	+200	+2.7%	+171	+4.7%	+29	+0.8%
Volumes	+70	+0.9%	+74	+2.0%	-4	-0.1%
Price mix	+307	+4.0%	+147	+3.8%	+160	+4.1%
Scope	-44	-0.6%	-22	-0.6%	-22	-0.5%

CHANGE IN SALES BY BUSINESS SEGMENT

Michelin net sales change by reporting segment, in line with the reporting adopted on January 1, 2005.

SR1: Passenger car and Light truck tires and related distribution operations
SR2: Truck tires and related distribution operations
SR3: Specialty Operations : Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle

EUR million	H1 2006	H1 06 / H1 05	Q1 2006	Q1 06 / Q1 05	Q2 2006	Q2 06 / Q2 05
Group	**8,023**	**+7.1%**	**3,980**	**+10.2%**	**4,043**	**+4.2%**
SR1	4,367	+7.5%	2,175	+11.7%	2,192	+3.6%
SR2	2,627	+8.8%	1,291	+10.6%	1,336	+7.0%
SR3	1,029	+1.8%*	514	+3.6%	515	+0.2%

**At constant scope, change would have amounted to 19.6%.*

COMMENTS

Reporting Segment 1 (SR1) - Sales analysis

In Europe, Group Replacement volume sales outperformed the market. This was especially true in Benelux, Germany, Switzerland and Austria. The Group's performance, however, was less favorable in Eastern Europe, owing in particular to the realignment of tariffs designed to curtail parallel imports. Thanks to the price increase passed during the first half and to richer brand and segment mixes, the average sales price increased: Michelin, Kleber and BF Goodrich brands posted strong sales, translating into market share gains at the expense of private and associate brands that lost further ground. VZ, 4-wheel drive/crossover and winter tire sales posted double-digit growth as the sell-in winter season started early (in May). Michelin's Original Equipment sales declined as a result of an unfavorable OE and vehicle mix.


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In North America, Replacement volume sales were substantially lower. The market, however, had contracted significantly, and the Group was largely able to retain its market share. While Michelin and BF Goodrich brands won market share, private and associate brands clearly lost ground. VZ sales experienced very strong growth, translating into significant market share gain on this high value-added product category. The above trends further enriched mix and boosted the average sales price.
In Original Equipment, Group sales declined in a stable market as a result of the combined effect of a drop in the production volumes of all three main American vehicle manufacturers and of a change in vehicle production mix. OEMs are increasing production of smaller cars at the expense of 4X4, crossover and SUVs, in which Michelin enjoys especially good positions. This has reduced the average selling price of OE tires. By contrast, the Group strengthened business with Asian vehicle manufacturers and considerably increased its positions on the Toyota Camry, the United States best-selling vehicle.

In South America, Michelin maintained its share of Brazil's market and augmented its share in Argentina. The Group was able to resist strong competition from Asian imports.

In Asia, the Group's Replacement sales grew sharply in most of the region's countries, especially for the Michelin brand. In Original Equipment, the Group continued to win market share in China and improved its brand mix.

Reporting Segment 2 (SR2) - Sales analysis

In Europe, Group Original Equipment sales were stable in a dynamic market.
The Group won replacement market share, especially in Eastern Europe. The price increases passed in the beginning of the year stuck. The Group maintained its price premium advantage.

In North America, Group Original Equipment sales were stable.
Despite a bearish market, Group replacement sales grew slightly in the region. The Group continued to win market share. The price increases passed at the beginning of the year stuck and led to a significant increase in the average sales price. The Michelin X-One tire confirmed its potential with volume sales up significantly versus the same period of last year. Retread operations continued to expand with the opening of three new shops during the first half and 7 more due in the summer, driving significant growth and market share gains.

In South America, the Group's performance was mixed: in Brazil, both Original Equipment and Replacement sales contracted, as did the market as a whole. The Group benefited from the good performance of South America's Spanish-speaking countries.

In Asia's Original Equipment market, the Group continued to grow dynamically and won market share.
It recently signed a further agreement with Beijing's bus operators.
Michelin's Replacement sales grew significantly, especially in China, Japan, Thailand and in India, where the Group is winning market share.


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Reporting Segment 3 (SR3) - Sales analysis

The **Earthmover** Replacement markets (mining, building, ports and industrial handling) were very buoyant and tire demand continued to exceed supply.

On the Original Equipment market, manufacturers kept expanding rapidly and all tire procurement needs could not be met.

Against this background, thanks to the mobilization of its industrial capacities, Michelin Group was able to increase volume sales versus the first half of 2005, particularly in the small and medium sizes. Driven by price adjustments to offset raw material price increases, net sales grew substantially

In the first half of 2006, replacement **agricultural** tire markets varied widely: in North America they experienced a 7% contraction while in Europe they recovered, posting around 4% growth versus the same period of 2005. In these conditions, Group sales grew noticeably, especially in Europe where the Group, and in particular the Michelin and Kleber brands, increased market share.

Original Equipment markets were down around 5% versus the same period of 2005. Group sales followed this trend.

Overall, replacement and original equipment net sales increased considerably relative to the first half of 2005.

Motorcycle tire markets were still buoyant, with 5% growth recorded in Europe's and North America's replacement segments.

In this environment, sales accelerated due to the success of radial ranges on the sport segment and grew faster than the market.

Net sales were up despite unfavorable market (original equipment / replacement) and geographic mixes.

In the first half of 2006, **Aircraft** tire markets remained buoyant (up 7%) and radial tire demand continued to outstrip supply. Other market segments were also dynamic.

Net sales of this reporting segment posted significant growth, driven by supportive product and geographic mixes.

In a lack-luster environment, the **Maps and Guides** operations were able to maintain their level of activity and resumed growth in France thanks to the success of the Red Guide. In addition, the updated Green Guide collection met with popular success as did the new "Voyager Pratique" collection.

In the year-half, **ViaMichelin** strongly expanded its GPS road navigation operations thanks to a comprehensive offering (services, software and "hardware"). The business posted very strong growth. The GPS range was expanded with introduction of X-950 and web-based activities continued to grow, with hits peaking at one and a half million per day.


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MAIN CURRENCY CHANGES

The +2.7% impact of **exchange rates** on the first half net sales was weaker in the 2nd quarter (+0.8%) though it still reached +4.7% at the end of March. US dollar, Canadian dollar, Brazilian Real and Mexican peso appreciation accounts for most of the currency impact.



	1st-half 2006 average exchange rate	1st-half 2005 average exchange rate	Change
Euro / USD	1.230	1.286	-4.3%
Euro / CAD	1.400	1.588	-11.8%
Euro / MXN	13.408	14.249	-5.9%
Euro / BRL	2.696	3.315	-18.7%
Euro / GBP	0.687	0.686	+0.2%
Euro / JPY	142.164	136.250	+4.3%
Euro / THB	47.622	50.587	-5.9%

SALES BY REGION

EUR million	H1 2006	H1 06 / H1 05	Q1 2006	Q2 2006
Group	**8,023**	**+7.1%**	**3,980**	**4,043**
Europe	3,914	+1.6%	1,960	1,955
North America (incl. Mexico)	2,803	+11.6%	1,376	1,426
Other	1,306	+16.0%	645	661

EUR million	H1 2006	% of total	H1 2005	% of total
Group	**8,023**		**7,490**	
Europe	3,914	48.8%	3,854	51.5%
North America (incl. Mexico)	2,803	34.9%	2,510	33.5%
Other	1,306	16.3%	1,126	15.0%

Europe accounted for 49% of net sales in the 1st half 2006 versus 51% in the same period for 2005 and **North America** accounted for 35% versus 34%. For the first time, **Asia's** weight in Group sales rose close to 10% of net sales versus 8% in the 1st half of 2005.

Breakdown of sales at 30 June 2006


49% Europe
35% North America
16% Other

Breakdown of sales at 30 June 2005


51% Europe
34% North America
15% Other


MICHELIN
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CONSOLIDATED INCOME STATEMENT

EUR million, except per share data	1st half 2006	1st half 2005
Sales	**8,023**	**7,490**
Cost of sales	(5,670)	(5,104)
Gross profit	**2,353**	**2,386**
Sales and marketing expenses	(874)	(847)
Research and development expenses	(302)	(289)
General and administrative expenses	(497)	(510)
Other operating income and expenses	(35)	(53)
Operating income before non-recurring income and expenses	**645**	**687**
Non-recurring income and expenses	(160)	-
Operating income	**485**	**687**
Finance costs - net	(35)	(135)
Share of profit / (loss) from associates	4	4
Income before taxes	**454**	**556**
Income tax	(177)	(170)
Net income	**277**	**386**
Attributable to Shareholders	276	389
Attributable to non-controlling interests	1	(3)
Earnings per share (in euros)		
Basic	1.90	2.68
Diluted	1.90	2.67

COMMENTS


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INCOME STATEMENT BY FUNCTION

Under IFRS, the Group's P&L is now presented by function. However, in order to provide an adequate level of information for investors, Michelin has elected to continue to provide nature-type information on some of the P&L components (see operating income by nature).

Gross profit

EUR million	1st half 2006	1st half 2005	% change
Gross profit	2,353	2,386	-1.4%
Excluding exchange rates		*2,439*	*-3.5%*

Gross margin was down EUR -33 million in the first-half of 2006 to EUR 2,353 millions versus EUR 2,386 in first-half 2005. Raw material price increases account for the bulk of this decline, as these were only partly offset by sales price increases. Excluding the currency effect, gross margin is down -3.5%. The Group's gross margin amounts to 29.3% versus 31.9% in the 1st half of 2005.

Group gross margin
in % of net sales


31.7%
29.5%
Q1


32.0%
29.2%
Q2


31.9%
29.3%
H1


2005
2006

COMMENTS


MICHELIN
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From gross profit to operating income


+30
-12
-27
-33
-42
Gross profit
Sales & Marketing
Research & Development
General & Administrative, Other
Total

Operating expenses accounted for 21.3% of net sales in the first half of 2006 compared to 22.7% in the same period of 2005. The 2.6 point gross margin drop was only partly offset by the 1.4 point reduction in SG&A costs.

Sales and Marketing expenses

EUR million	1st half 2006	1st half 2005	% change
Sales and marketing expenses	874	847	+3.2%
Excluding exchange rates		857	+2.0%

Sales and marketing costs rose +3.2% to EUR 874 million versus EUR 847 million at current exchange rates. At constant exchange rates, they rose +2%. As a percentage of net sales, they were reduced from 11.3% to 10.9%.

Research and Development expenses

EUR million	1st half 2006	1st half 2005	% change
Research and development expenses	302	289	+4.3%
Excluding exchange rates		292	+3.4%

Research and development expenses rose 4.3% at current exchange rates to EUR 302 million, versus EUR 289 million for the same period of last year. As a percentage of net sales, they were reduced from 3.9% to 3.8%.


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General & administrative expenses

EUR million	1st half 2006	1st half 2005	% change
General and administrative expenses	497	510	-2.4%
Excluding exchange rates		*519*	*-4.1%*

General and administrative expenses declined -2.4% at current exchange rates (and -4.1% at constant exchange rates) from EUR 510 million to EUR 497 million. As a percentage of net sales, they were reduced from 6.8% to 6.2%.

Other operating income and expenses

EUR million	1st half 2006	1st half 2005	% change
Other operating expenses	35	53	-34.0%
Excluding exchange rates		*64*	*-45.3%*

Other operating expenses declined -34% at current exchange rates (and -45% at constant exchange rates) from EUR 53 million to EUR 35 million. As a percentage of net sales, they were reduced from 0.7% to 0.4%. The bulk of other operating expenses mainly correspond to retirement benefits.

Operating income before non-recurring items

EUR million	1st half 2006	1st half 2005	% change
Operating income before non-recurring income and expenses	645	687	-6.1%
Excluding exchange rates		*708*	*-8.8%*


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OPERATING INCOME BY BUSINESS SEGMENT


Operating Margin by Business Segment*
1st half 2005
1st half 2006
9.6%
8.0%
8.5%
5.5%
9.2%
14.8%
9.2%
8.0%
SR1
SR2
SR3
Group

* In line with segment reporting adopted on January 1, 2005:

SR1: Passenger car and Light truck tires and related distribution operations
SR2: Truck tires and related distribution operations
SR3: Specialty Operations : Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle


COMMENTS

Reporting Segment 1 - Analysis of operating income

SR1 EUR million	H1 2006	H1 2005	H1 06 / H1 05	H1 2006 % of Group total	H1 2005 % of Group total
Sales	4,367	4,063	+7.5%	54%	54%
Operating income before non-recurring items	348	389	-10.6%	54%	57%
Operating margin before non-recurring items	8.0%	9.6%	-1.6pt		

At 8.0%, the segment's **operating margin** was down 1.6 point versus the first half of 2005, due to the following factors:

- Price increases did not fully offset higher raw material costs, especially in the Original Equipment operations;
- Production costs (excluding the impact of raw materials) were negatively impacted by the downward adjustment of production schedules (especially in the United States) in order to achieve strict reductions in inventory levels;

Despite the following factors:

- A significant brand mix improvement, as the Group's premium brands won market share in Asia and Europe and retained their positions in North America, at the expense of private and associate brands.
- Streamlined sales, general, administrative and development expenses.


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Reporting Segment 2 - Analysis of operating income

SR2 EUR million	H1 2006	H1 2005	H1 06 / H1 05	H1 2006 % of Group total	H1 2005 % of Group total
Sales	2,627	2,416	+8.8%	33%	32%
Operating income before non-recurring items	145	205	-29.5%	22%	30%
Operating margin before non-recurring items	5.5%	8.5%	-3.0pt		

The operating income of the Truck and related distribution dipped to EUR 145 million versus EUR 205 million in the first half of 2005. Margin thus shrank from 8.5% in the first half of 2005 to 5.5%. The price effect only partly offset raw material price increases, especially natural rubber. Truck tire manufacturing, indeed, uses more natural rubber than passenger car and light truck tire manufacturing.

It is worth noting the 4-month lag between raw material purchases and their consumption and integration into the cost of goods sold recorded in the P&L. It therefore follows that any increase or decrease in the cost of natural rubber during the second half would only have a limited impact on Truck 2006 accounts.

In order to help offset such negative impact, the following further price increases were announced:
- Up to 5% in North America from August 1, 2006
- 3 to 5% in Europe from Summer 2006.

Reporting Segment 3 - Analysis of operating income

SR3 EUR million	H1 2006	H1 2005	H1 06 / H1 05	H1 2006 % of Group total	H1 2005 % of Group total
Sales	1,029	1,010	+1.8%	13%	14%
Operating income before non-recurring items	152	93	+64.0%	24%	13%
Operating margin before non-recurring items	14.8%	9.2%	+5.6pt		

Operating income from Specialty operations is up more than 60%. At 14.8%, the segment's operating margin posted further sharp growth. All of the segment's operations contributed to this excellent result; this illustrates the relevance of the Group's strategy aimed at developing high-tech high value-added products tailored to the needs of increasingly demanding customers. Greater profitability chiefly results from a better valorization of the product offerings and from favorable market conditions (both in earthmover and radial aircraft tires) and from introduction of vigorous measures to streamline costs and rationalize industrial capacity.

COMMENTS


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INCOME STATEMENT BY NATURE

Although Michelin is not bound to present accounting information by nature under IFRS, the Company decided to report some nature-based P&L data for the sake of quality of information.

Factors contributing to changes in operating margin


EUR million
H1 2005 Operating income
687
Exchange rates
+20
Scope
-4
Volumes
+35
Price mix
+307
Internal costs
+14
External costs*
-414
H1 2006 Operating income
645

* *External costs = raw materials + logistics + energy*

COMMENTS

Raw materials

Consumption

External costs (raw materials + logistics + energy) rose to the tune of EUR 414 million.
The cost of Group raw material consumption rose +21% in the 1st half of 2006 versus the same period of 2005. Such extra costs are estimated at EUR 352 million for the first half. The cost increase breakdown by type of raw material is as follows:

- RSS 3 natural rubber: +55%
- TSR 20 natural rubber: +39%
- Synthetic rubber: +10%
- Textile fabric: -2%
- Carbon blacks & silica +25%
- Metal cord -4%
- Chemicals +15%

For the full year, the estimated raw material extra cost amounts to EUR 800 million or +23%.


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In EUROS / kg
Forecasts
H1 2006 / H1 2005 : +21%
Year 2006 / 2005 forecasts : +23%
2005
2006
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

Natural rubber accounts for 31% of Group raw material purchases in value. The 55% price surge of RSS3 and 39% of TSR20 accounts for 52% in absolute value of the extra cost of raw materials between H1 2005 and H1 2006.

Change in Natural Rubber prices in the first half of 2006


300
250
200
150
100
US cents / kg
RSS 3
TSR 20
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06

Breakdown of raw material needs for the first half of 2006 (in value)


31% Natural rubber
22% Synthetic rubber
16% Fillers
13% Chemicals
10% Steelcords
8% Textile

COMMENTS


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Employee benefits costs and number of employees

EUR million	H1 2006	H1 2005 (2005 exchange rate)	% change	H1 2005 (2006 exchange rate)	% change
Employee benefits costs	2,494	2,464	+1.2%	2,515	-0.8%
Average number of employees in fully consolidated companies	128,124	126,788	+1.1%	126,951	+0.9%

The average number of employees increased from 126,788 to 128,124, reflecting change in scope: on the one hand, deconsolidation of the Wheel operations in April 2005 and on the other hand, full consolidation of Serbia-based Tigar in the first half of 2005.
Payroll costs amounted to EUR 2,494 million versus EUR 2,515 million at constant exchange rates (down -0.8%).
As a percentage of net sales and at constant exchange rates, payroll costs account for 31.1% of net sales versus 32.9% in the first half of 2005.


COMMENTS




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Depreciation and amortization

EUR million	H1 2006	H1 2005	H1 06 / H1 05 in value	H1 2006 as a % of sales	H1 2005 as a % of sales
Depreciation and amortization	425	404	+21	5.3%	5.4%

At EUR 425 million, **depreciation and amortization** rose 5.2%.
As a percentage of sales, depreciation and amortization accounted for 5.3% of sales versus 5.4% in the first half of 2005.
As a percentage of sales, capital expenditure accounted for 6.2% of sales in the first half of 2006.

Finance costs

EUR million	1st half 2006	1st half 2005	% change
Financial expenses	35	135	-74.1%
Excluding exchange rates		*139*	*-75.0%*

As the cost of early redemption of part of 2009 bonds is included in 2005 costs, the increase in the **cost of net debt** is chiefly due to the increase in average gross debt and interest rates. This is partly offset by the reduction in available cash and related costs. The increase in other financial income is mainly accounted for by the sale of PSA Peugeot Citroen equity in February 2006 (EUR 114m).

Income tax

EUR million	1st half 2006	1st half 2005	% change
Total tax	**177**	**170**	**+4.0%**
Current tax	131	105	+24.8%
Withholding tax	13	12	+5.0%
Deferred tax	33	53	-37.7%

The **Group's tax burden** amounts to EUR 177 million versus EUR 170 million for the same period of 2005. The 39% apparent tax rate versus 30.6% as at June 30, 2005, should not be extrapolated for the full year, and is due to non-recurring negative items.

COMMENTS


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Consolidated net income and earnings per share

EUR million	1st half 2006	1st half 2005	% change
Net income	277	386	-28.3%
Attributable to Shareholders	276	389	-29.0%
Basic earnings per share (in euros)	1.90	2.68	-29.1%
Diluted earnings per share (in euros)	1.90	2.67	-28.8%

The consolidated net income amounts to EUR 277 million, down -28.3% compared to the same period of last year. This change results from the following factors:

- EUR 43m reduction in operating income before non-recurring items;
- EUR 160m (pre tax) provision in connection with the closure the Kitchener plant, accounting for 100% of the non-recurring items;
- EUR 114 million (pre tax) proceeds from the sale of Peugeot equity in February 2006, which only partly offset the above provision.

Basic earnings per share declined -29.1% to EUR 1.90.

COMMENTS

OUTLOOK FOR THE YEAR 2006

Trends observed in the first half are expected to continue in the second part of the year: North American replacement markets should remain depressed, whereas in Europe, these markets should be relatively robust, supported, in particular, by Eastern Europe. Truck Original Equipment markets should remain dynamic, with acceleration in North America, in anticipation of the implementation of new emission standards.

Michelin believes that the escalation in raw material costs could further deteriorate the Group's accounts in the second half, with the increase totaling 23% for 2006; representing an additional cost of EUR 800 million. New price increases have been announced to become effective in the second semester in order to limit, as much as possible, the negative effects of these headwinds.

Given the current environment and the likeliness of a further hike in raw material and energy costs, Michelin's operating margin before non-recurring items should be close to 8% in fiscal 2006.


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CONSOLIDATED BALANCE SHEET

ASSETS

EUR million	30 June 2006	31 December 2005	30 June 2005
Goodwill	431	444	434
Other intangible assets	189	192	152
Property, plant and equipment (PP&E)	6,469	6,577	6,106
Non-current financial assets and other assets	454	435	594
Investments in associates and joint ventures	51	50	46
Deferred tax assets	1,161	1,227	1,327
Non-current assets	**8,755**	**8,925**	**8,658**
Inventories	3,503	3,225	3,349
Trade receivables	3,236	3,273	3,278
Current financial assets	86	229	190
Other current assets	444	618	552
Cash and cash equivalents	413	611	437
Current assets	**7,682**	**7,956**	**7,807**
TOTAL ASSETS	**16,437**	**16,881**	**16,465**

LIABILITIES AND EQUITY

EUR million	30 June 2006	31 December 2005	30 June 2005
Share capital	287	287	287
Share premiums	1,849	1,845	1,843
Reserves	2,206	2,379	1,799
Non-controlling interests	15	16	22
Total equity	**4,357**	**4,527**	**3,951**
Non-current financial liabilities	3,514	3,092	2,878
Employee benefits	2,897	3,049	3,271
Provisions and other non-current liabilities	872	801	751
Deferred tax liabilities	59	71	66
Non-current liabilities	**7,342**	**7,013**	**6,966**
Current financial liabilities	1,437	1,647	2,070
Trade payables	1,426	1,792	1,534
Other current liabilities	1,875	1,902	1,943
Current liabilities	**4,738**	**5,341**	**5,547**
TOTAL LIABILITIES AND EQUITY	**16,437**	**16,881**	**16,465**

COMMENTS


MICHELIN
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The consolidated financial statements have been prepared in accordance with IFRS. The balance sheet was prepared on the basis of June 30, 2006 exchange rates.

Goodwill

EUR million	30 June 2006	31 December 2005	30.06.06 / 31.12.05	30 June 2005
Goodwill	431	444	-13	434

Goodwill accounts for the excess of the purchase price over the Fair value of the assets, less the liabilities of the acquired companies, as at the date when the acquisition commitment enters into effect.

Intangible assets and property, plant and equipment

EUR million	30 June 2006	30 June 2005	% change
Other intangible assets	189	152	+24.6%
Property, plant and equipment (PP&E)	6,469	6,106	+5.9%
Intangible assets and PP&E	**6,658**	**6,258**	**+6.4%**

Intangible assets and PP&E rose 6.4% versus 1st half 2005. In spite of the importance of capex, the item was stable as a percentage of sales (83% of sales versus 83.6% at June 30, 2005).

COMMENTS

Capital expenditure

EUR million	H1 2006	H1 2005	H1 06 / H1 05 in value	H1 2006 as a % of sales	H1 2005 as a % of sales
Capital expenditure	495	495	+0	6.2%	6.6%
Investment grants received	6	-	+6	0.1%	-
Change in capital expenditure working capital	53	42	+11	0.7%	0.6%
Net purchases of intangible assets and PP&E	542	537	+5	6.8%	7.2%
Proceeds from sale of intangible assets and PP&E	(42)	(35)	-7	(0.5%)	(0.5%)
Net purchases of intangible assets and PP&E, net of disposals	**500**	**502**	**-2**	**6.2%**	**6.7%**


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Capital expenditure remained at 1st half 2005 levels.
As a percentage of sales, net capital expenditure accounted for 6.2% of sales versus 6.7% in the first half of 2005.

The main investments were as follows:

Passenger car / Light truck
- Conversion of non-Michelin brand capacity to the Michelin brand
- Conversion of capacity to increase seat diameter
- Further extension of Poland-based Olsztyn factory
- Further extension of Hungary-based Nyiregyhaza factory

Truck
- Expansion of capacity to produce the X One tire in Canada
- Expansion of capacity of the Brazil-based Campo Grande facilities
- Expansion of capacity of the Thailand-based facilities

Earthmover
- Commissioning of Brazil's Campo Grande earthmover plant

Productivity investments

Working capital requirement

EUR million	30 June 2006	30 June 2005	Total change	Currency effect	Movement
Inventories	3,503	3,349	+154	-71	+225
Trade receivables	3,236	3,278	-41	-66	+25
Trade payables	(1,426)	(1,534)	+109	+21	+88
Operating working capital	**5,313**	**5,093**	**+221**	**-117**	**+338**

Working capital requirement was up EUR +221 million versus June 30, 2005.
WCR accounted for 33.1% of net sales as at 30.06.06, versus 34% a year before.

As a % of sales	30 June 2006	30 June 2005
Inventories	21.8%	22.4%
Trade receivables	20.2%	21.9%
Trade payables	-8.9%	(10.2%)
Operating working capital	**33.1%**	**34.0%**

Inventory accounted for 21.8% of net sales. The Group's objective is to reduce this ratio to 16% of net sales by 2010.

COMMENTS


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Inventories

EUR million	30 June 2006	30 June 2005	Total change	Currency effect	Movement
Raw materials, semi-finished goods and other consumables	1,225	1,082	+143	-15	+158
Finished goods	2,375	2,371	+4	-57	+61
Depreciation and amortization	(97)	(104)	+7	+1	+6
Net inventories	**3,503**	**3,349**	**+154**	**-71**	**+225**

In the tire industry, June is traditionally dedicated to building up inventory for the passenger car and light truck winter season and for the truck fall season. In volume terms, **inventory** of finished products were sharply down at the end of June as compared to the same period of last year. The absolute value increase of inventory, therefore, mainly results from the increase in the value of raw material inventory.

Trade receivables

EUR million	30 June 2006	30 June 2005	Total change	Currency effect	Movement
Trade receivables	3,236	3,278	-41	-66	+25

At EUR 3,236 million, **trade receivables** are down EUR 41 million versus June 30, 2005. The item accounts for 20.2% of net sales versus 21.9% on June 30, 2005.
Pursuant to IFRS, all the customer receivables included in the transfer and securitization programs, which are part of Michelin's routine financing transactions, are fully retained in the balance sheet.


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Equity

Change in consolidated equity:

	Share capital	Share premiums	Treasury shares	Reserves	Non-controlling interests	Total equity
Total as at 31 December 2004	**287**	**1,842**	**-**	**1,348**	**69**	**3,546**
Implementation of IAS 32 and IAS 39	-	-	-	101	-	101
Total as at 1 January 2005	**287**	**1,842**	**-**	**1,449**	**69**	**3,647**
Change in fair value of available-for-sale investments:						
- unrealized gain / (loss)	-	-	-	25	-	25
Cost of services on share option schemes	-	1	-	-	-	1
Dividend payments	-	-	-	(186)	(34)	(220)
Net income	-	-	-	389	(3)	386
Currency translation differences and others	-	-	-	122	(10)	112
Total as at 30 June 2005	**287**	**1,843**	**-**	**1,799**	**22**	**3,951**
Change in fair value of available-for-sale investments:						
- unrealized gain / (loss)	-	-	-	26	-	26
Cost of services on share option schemes	-	2	-	-	-	2
Dividend payments	-	-	-	-	(1)	(1)
Net income	-	-	-	500	3	503
Currency translation differences and others	-	-	-	54	(8)	46
Total as at 31 December 2005	**287**	**1,845**	**-**	**2,379**	**16**	**4,527**
Change in fair value of available-for-sale investments:						
- unrealized gain / (loss)	-	-	-	(30)	-	(30)
- gain / (loss) recognized in income statement	-	-	-	(109)	-	(109)
Cost of services on share option schemes	-	3	-	-	-	3
Dividend payments	-	-	-	(204)	(1)	(205)
Net income	-	-	-	276	1	277
Currency translation differences and others	-	1	-	(106)	(1)	(106)
Total as at 30 June 2006	**287**	**1,849**	**-**	**2,206**	**15**	**4,357**

Shareholders' equity is down -3.8% compared to December 31, 2005. Exchange rate variations account for EUR 106 million of the decrease. The balance results chiefly from dividend payments.

COMMENTS


MICHELIN
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COMMENTS

Financial debt

Net debt at June end amounted to EUR 4,514 million. Debt rose EUR 430 million versus January 1, 2006:

EUR million	30 June 2006	31 December 2005
Long-term	**3,514**	**3,092**
Bonds	1,466	1,472
Loans from financial institutions and other	1,799	1,348
Obligations under finance leases	249	272
Short-term	**1,437**	**1,647**
Bonds		305
Loans from financial institutions and other	1,045	820
Obligations under finance leases	33	35
Derivative instruments	12	19
Bank overdrafts	347	468
TOTAL FINANCIAL LIABILITIES	**4,951**	**4,739**

EUR million		
Financial liabilities	4,951	4,739
Derivative assets	(24)	(45)
Cash and cash equivalents	(413)	(611)
NET DEBT	**4,514**	**4,083**

The EUR 430 million debt increase breaks down as follows:

- Cash: +612
- Non-cash -32
- Currency -150

Change in net debt from January 1, 2006 to June 30, 2006

EUR million	2006	2005
Debt to January 1	**4,084**	**3,292**
Exchange rates	(150)	+278
Free cash flow	+413	+548
Distributions	+204	+215
Other change in equity	(5)	(13)
Addition to investment commitments	(30)	+150
Scope and miscellaneous	(2)	+15
Debt to June 30	**4,514**	**4,485**
Change	**+430**	**+1,193**


MICHELIN
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Gearing

EUR million	30 June 2006	30 June 2005
Net debt	4,514	4,485
Total equity	4,357	3,951
Net debt / Equity	**1.04**	**1.14**
EBITDA / Net debt	**20.4%**	**24.1%**

Gearing (debt/equity ratio) amounted to 104% versus 114% at June 30, 2005 and 90% at January 1, 2006. The EBITDA/net debt ratio amounted to 20.4% versus 24.1% at June 30, 2005.

Ratings

		CGEM	CFM
Short-term	Standard & Poor's	A2	A2
	Moody's	P2	P2
Long-term	Standard & Poor's	BBB+ *(on credit watch with negative implications)*	BBB+ *(on credit watch with negative implications)*
	Moody's	Baa2	Baa1
Outlook	Moody's	Negative	Negative

COMMENTS


MICHELIN
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CONSOLIDATED CASH FLOW STATEMENT

EUR million	1st half 2006	1st half 2005
Net income	**277**	**386**
EBITDA adjustments		
Finance costs - net	35	135
Income tax	177	170
Amortization, depreciation and impairment of intangible assets and PP&E	435	395
Share of loss / (profit) from associates	(4)	(4)
EBITDA	**920**	**1,082**
Non-cash other income and expenses	(38)	(7)
Change in provisions for risks and charges	23	(122)
Net finance costs paid	(180)	(176)
Income tax paid	(68)	(117)
Change in value of working capital, net of impairment	(619)	(682)
Cash flows from operating activities	**38**	**(22)**
Net purchases of intangible assets and PP&E	(542)	(537)
Proceeds from sale of intangible assets and PP&E	42	35
Acquisitions of consolidated shareholdings, net of cash acquired	(32)	(12)
Proceeds from sale of consolidated shareholdings, net of cash disposed	2	(4)
Purchases of other shareholdings	(54)	(2)
Proceeds from sale of other shareholdings	140	1
Change in value of other financial assets	(7)	(7)
Cash flows from investing activities	**(451)**	**(526)**
Proceeds from issuance of shares	-	-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries	-	14
Proceeds from sale of treasury shares	-	-
Dividends paid to Shareholders	(194)	(179)
Dividends paid to non-controlling interests of subsidiaries	-	(35)
Other distributions	(11)	(6)
Change in value of financial liabilities	428	(492)
Other	5	5
Cash flows from financing activities	**228**	**(693)**
Effect of the change of currency rates	**(13)**	**23**
Increase (decrease) of cash and cash equivalents	**(198)**	**(1,218)**
Cash and cash equivalents as at 1 January	**611**	**1,655**
Cash and cash equivalents as at 30 June	**413**	**437**


MICHELIN
A better way forward

Cash flows from operating activities

EUR million Average exchange rates	1st half 2006	1st half 2005	Value change
EBITDA	**920**	**1,082**	**-162**
Non-cash other income and expenses	(38)	(7)	-31
Change in provisions for risks and charges	23	(122)	+145
Net finance costs paid	(180)	(176)	-4
Income tax paid	(68)	(117)	+49
Change in value of working capital, net of impairment	(619)	(682)	+63
Change in inventory	*(392)*	*(352)*	*-40*
Change in trade receivables	*(79)*	*(207)*	*+128*
Change in other receivables and payables	*(148)*	*(123)*	*-25*
Cash flows from operating activities	**38**	**(22)**	**+60**

Operating cash flow rose EUR +60 million to EUR 38 million versus EUR -22 million at June 30, 2005. The change in provisions for risks and charges resulted as follows:
In 2005, the Group was in a situation of provision reversal and restructuring plan-related and employee benefit-related payments.
In 2006, the Group is in a situation where it makes provisions. The bulk of the variation is chiefly accounted for by the €160m provision for closure of the Kitchener plant.

Free cash flow

EUR million Average exchange rates	1st half 2006	1st half 2005	Value change
Cash flows from operating activities	**38**	**(22)**	**+60**
Net purchases of intangible assets and PP&E, net of disposals	(500)	(502)	+2
Investments in shareholdings and other financial assets	49	(24)	+73
Cash flows from investing activities	**(451)**	**(526)**	**+75**
Free cash flow	**(413)**	**(548)**	**+135**

Free cash flow after acquisition and before dividend distribution amounts to EUR -413 million versus EUR -548 million for the first half of 2005. A number of positive non-recurring items (proceeds from the sale of PSA equity...) in an amount of EUR +161 million are partly offset by negative non-recurring items (acquisition of stake...). Excluding non-recurring items, free cash-flow would amount to EUR -487 million.

COMMENTS


MICHELIN
A better way forward

CONSOLIDATED KEY FIGURES AND RATIOS

IFRS GAAP

EUR million	H1 2006	H1 2005	2005	2004
Sales	8,023	7,490	15,590	15,048
% change	+7.1%	+0.1%	+3.6%	N. App.
Employee benefits costs	2,494	2,464	4,780	4,837
as a % of sales	31.1%	32.9%	30.7%	32.1%
Average number of employees	128,124	126,788	127,319	126,474
Research and development expenses [1]	302	289	565	576
as a % of sales	3.8%	3.9%	3.6%	3.8%
EBITDA [2]	920	1,082	2,377	2,030
Operating income before non-recurring income and expenses	645	687	1,368	1,303
Operating margin before non-recurring income and expenses	8.0%	9.2%	8.8%	8.7%
Operating income	485	687	1,574	1,239
Operating margin	6.0%	9.2%	10.1%	8.2%
Finance costs - net	(35)	(135)	(280)	(235)
Income before taxes	454	556	1,300	985
Income tax	(177)	(170)	(411)	(331)
Effective tax rate	39.0%	30.6%	31.6%	33.6%
Net income	277	386	889	654
as a % of sales	3.4%	5.2%	5.7%	4.3%
Dividend distributions [3]	205	220	221	185
Cash flows from operating activities	38	-22	1,031	1,322
as a % of sales	0.5%	-0.3%	6.6%	8.8%
Gross purchases of intangible assets and PP&E	495	495	1,336	1,107
as a % of sales	6.2%	6.6%	8.6%	7.4%
Net purchases of intangible assets and PP&E, net of disposals	500	502	1,208	951
Cash flows from investing activities	(451)	(526)	(1,155)	(1,056)
as a % of sales	(5.6%)	(7.0%)	(7.4%)	(7.0%)
Net debt [4]	4,514	4,485	4,083	3,292
Total equity [5]	4,357	3,951	4,527	3,647
Gearing [6]	104%	114%	90%	90%
EBITDA / Net debt	N. App.	N. App.	58.2%	61.7%
Cash flows from operating activities / Net debt	N. App.	N. App.	25.3%	40.2%
Net interest charge [7]	6.6%	6.3%	6.9%	N. App.
Operating income before non-recurring items / Net interest charge [7]	4.6	5.3	4.7	N. App.
Free cash flow [8]	(413)	(548)	(124)	266
ROE [9]	N. App.	N. App.	19.7%	18.5%
Per share data (in euros)				
Net assets per share [10]	30.3	27.4	31.5	24.2
Basic earnings per share [11]	1.90	2.68	6.13	4.46
Diluted earnings per share [12]	1.90	2.67	6.12	4.46
P/E [13]	N. App.	N. App.	7.7	10.6
Dividend per share	N. App.	N. App.	1.35	1.25
Distribution rate [14]	N. App.	N. App.	22.0%	28.0%
Dividend yield [15]	N. App.	N. App.	2.8%	2.6%
Share turnover rate [16]	N. App.	N. App.	151%	134%

(1) Pursuant to switch to IFRS, part of the Group's research and development expenses are now integrated into the cost of goods sold in the income statement by function
(2) EBITDA: earnings before finance costs, income tax, depreciation and amortization
(3) Aggregate dividends distributed to Group Shareholders in the period
(4) Net debt after implementation of IAS 32 and IAS 39, effective January 1, 2005: financial liabilities - cash and cash equivalents +/- derivative assets
(5) Total equity after implementation of IAS 32 and IAS 39, effective January 1, 2005
(6) As of December 31, 2004, the gearing ratio in IFRS was 93%. Following implementation of IAS 32 and 39, effective since January 1, 2005, the ratio was 90%
(7) Net interest charge: interest financing expenses - interest income from cash and equivalents + discount/premium amortization on forward foreign exchange contracts
(8) Free cash flow: EBITDA - change in working capital - net investments
(9) ROE: net income attributable to Shareholders / Shareholders' equity excluding non-controlling interests
(10) Net assets per share: net assets / number of shares outstanding at the end of the period
(11) Basic earnings per share: net income attributable to Shareholders / (weighted average number of shares outstanding during the period + own shares – shares cancelled during the period)
(12) Diluted earnings per share: earnings per share adjusted for the effect on net income and on the number of shares of the exercise of outstanding dilutive instruments
(13) P/E: Share price at the end of the period / earnings per share
(14) Distribution rate: dividend per share / basic earnings per share
(15) Dividend yield: dividend per share / share price at December 31
(16) Share turnover rate: number of shares traded during the year / average number of shares outstanding during the year

N. App.: Non applicable

COMMENTS


MICHELIN
A better way forward

FRENCH GAAP

EUR million	2004	2003	2002	2001	2000	1999 proforma
Net sales	15,689	15,370	15,645	15,775	15,396	13,763
% change	+2.1%	-1.8%	-0.8%	+2.5%	+11.9%	+10.2%
Payroll costs	4,872	4,997	5,152	5,242	5,137	4,756
as a % of sales	31.1%	32.5%	32.9%	33.2%	33.4%	34.6%
Average number of employees	126,474	127,210	126,285	127,467	128,122	130,434
Research and development costs	674	710	704	702	645	589
as a % of sales	4.3%	4.6%	4.5%	4.4%	4.2%	4.3%
EBITDA [1]	2,043	1,992	1,978	2,091	2,170	2,127
Operating income	1,299	1,143	1,225	1,040	1,162	1,207
Operating margin	8.3%	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(213)	(225)	(260)	(321)	(314)	(238)
Net non-recurring income and expense	(206)	19	75	(29)	(76)	(353)
of which restructuring costs	*(55)*	*(192)*	*(17)*	*(340)*	*(67)*	*(388)*
Income before tax	843	590	997	644	729	538
Income taxes	(316)	(261)	(382)	(330)	(290)	(213)
Effective tax rate	37.5%	44.3%	38.4%	51.2%	39.9%	39.7%
Net income before minority interests	527	329	614	314	438	325
as a % of sales	3.4%	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends [2]	133	131	113	105	93	87
Net cash provided by operating activities [3]	1,337	1,542	1,534	1,263	1,017	1,014
Cash flow [4]	1,353	1,407	1,225	1,323	1,416	1,547
as a % of sales	8.6%	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure [5]	1,117	1,118	967	1,150	1,201	1,252
as a % of sales	7.1%	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals [5]	1,025	1,017	809	1,089	1,091	1,003
Acquisition of investments, net of disposals	106	229	62	(184)	166	255
Net debt [6]	3,223	3,440	3,818	4,881	4,926	4,329
Shareholders' equity including minority interests [7]	4,677	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	69%	78%	85%	113%	119%	113%
Average borrowing costs	5.9%	5.8%	6.2%	6.1%	6.5%	9.4%
EBITDA / Net debt	63.4%	57.9%	51.8%	42.8%	44.1%	49.1%
Net cash provided by operating activities / Net debt	41.5%	44.8%	40.2%	25.9%	20.7%	23.4%
Interest expense [8]	209	219	273	311	324	419
Interest cover (operating income / interest expense)	6.2	5.2	4.5	3.3	3.6	2.9
Free cash flow [9]	226	299	637	309	(241)	(300)
ROE [10]	11.2%	7.3%	13.4%	7.4%	10.4%	8.0%
Per share data (in euros)						
Net assets per share [11]	32.1	30.2	30.5	29.7	28.5	26.2
Basic earnings per share [12]	3.59	2.23	4.28	2.20	2.96	2.10
Diluted earnings per share [13]	3.59	2.23	4.28	2.20	2.96	2.10
P/E [14]	13.1	16.3	7.7	16.8	13.0	18.6
Net dividend per share	1.25	0.93	0.93	0.85	0.80	0.71
Pay-out rate [15]	34.8%	41.7%	21.7%	38.6%	27.0%	33.8%
Net dividend yield [16]	2.6%	2.6%	2.8%	2.3%	2.1%	1.8%
Capital turnover rate [17]	134%	144%	145%	108%	97%	105%

(1) EBITDA = Earnings Before Interest, Tax, Depreciation and Amortization
(2) Dividends paid to parent company Shareholders
(3) Net cash provided by operating activities: cash flow + change in working capital
(4) Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions -/+ net gains/losses on disposal of assets
(5) In 2001, excluding external growth transactions (SMW, EUR 167m)
(6) Net debt: long and short-term debt (including securitization) – cash and cash equivalents
(7) Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests
(8) Interest expense: borrowing costs for the year
(9) Free cash flow: cash flow - change in working capital - net investments
(10) ROE: net income attributable to the Group / Shareholders' equity excluding minority interest
(11) Net assets per share: net assets / number of shares outstanding at December 31
(12) Basic earnings per share: net income / (weighted average number of shares outstanding during the year + own shares – shares cancelled during the year)
(13) Diluted earnings per share: earnings per share adjusted for the effect on net income and on the number of shares of the exercise of outstanding dilutive instruments
(14) P/E: Share price at December 31 / earnings per share
(15) Pay-out rate: net dividend / earnings per share
(16) Net dividend yield: net dividend / share price at December 31
(17) Capital turnover: number of shares traded during the year / average number of shares outstanding during the year


MICHELIN
A better way forward


COMMENTS

STOCK MARKET DATA

The Michelin Share is listed on the Euronext Paris index

- Eurolist Compartment A (Blue Chips)
- Deferred Settlement Market
- ISIN Code: FR 0000121261
- Par value: EUR 2
- Transaction unit: 1

Market capitalization

- EUR 6.74 billion, as at June 30, 2006

Average trading volume

- 1,208,441 for the first half of 2006

Indices

Michelin features in two important Stock Exchange performance indices:
- CAC 40: 0.79% of the index
- Euronext 100: 0.35% of the index

Michelin also features in the main sustainability indices exclusively made up of companies having integrated sustainable development objectives into their strategy:
- DJSI (Dow Jones Sustainability Index) Stoxx for Europe and DJSI World
- ESI (Ethibel Sustainability Index)
- ASPI (Advanced Sustainability Index)



Michelin Share Performance

(As at 30 June 2006, base 100 December 1999)


150
100
50
0
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2000
2001
2002
2003
2004
2005
2006
Monthly volumes traded
Michelin
CAC 40


250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006
Michelin
Bridgestone
Goodyear

COMMENTS


MICHELIN
A better way forward

Stock Market Data

Share price (in euros)	H1 2006	2005	2004	2003	2002
Highest	60.60	56.20	47.80	38.11	45.05
Lowest	45.31	43.75	34.82	25.02	24.50
Highest / lowest ratio	1.34	1.28	1.37	1.52	1.84
Last quotation	47.00	47.48	47.19	36.38	32.86
Change over the period	-1.0%	+0.6%	+29.7%	+10.7%	-11.3%
CAC index variation	*+5%*	*+23%*	*+7%*	*+16%*	*-34%*
Market capitalisation (end of period, EUR billion)	**6.74**	**6.81**	**6.77**	**5.22**	**4.66**
Average trading volume over the period	1,208,441	842,053	742,311	797,844	760,143
Average number of shares making up the capital	143,387,625	143,387,025	143,250,487	141,488,047	133,430,884
Number of shares traded over the period	153,471,990	216,407,691	192,258,470	203,450,155	193,836,344

Data per Share

In euros except for ratios	H1 2006	H1 2005	2005	2004	2004 *	2003 *	2002 *
Net assets	30.3	27.4	31.5	24.2	32.1	30.2	30.5
Basic earnings	1.90	2.68	6.13	4.46	3.59	2.23	4.28
Diluted earnings [(1)]	1.90	2.67	6.12	4.46	3.59	2.23	4.28
P/E	***N. App***	***N. App***	**7.7**	**10.6**	**13.1**	**16.3**	**7.7**
Dividend	*N. App*	*N. App*	1.35	1.25	1.25	0.93	0.93
Distribution rate	*N. App*	*N. App*	22.0%	28.0%	34.8%	41.7%	21.7%
Yield [(2)]	*N. App*	*N. App*	2.8%	2.6%	2.6%	2.6%	2.8%

** French GAAP*

(1) Earnings per share adjusted for the effect on net income and on the number of shares of the exercise of outstanding dilutive instruments

(2) Dividend / Share price at December 31

N. App.: Non applicable

COMMENTS


MICHELIN
A better way forward

Group Capital and Shareholding

As at June 30, 2006

- Group equity : EUR 286,775,250
- Number of shares : 143,387,625
- Total number of voting rights : 188,680,159

Breakdown of capital
As at June 30, 2006


2.1% Employee Shareholder Plan
14.0% Individual Shareholders
29.0% French Institutional Investors
54.9% Foreign Institutional Investors



Breakdown of voting rights
As at June 30, 2006


1.7% Employee Shareholder Plan
19.9% Individual Shareholders
28.4% French Institutional Investors
50.0% Foreign Institutional Investors

Double voting rights are attached to shares held for more than 4 years.


MICHELIN
A better way forward


NEW
HIGH PERFORMANCE TYRE - HYDRAXER
Driving safety, whatever the weather
Kleber


MICHELIN
A better way forward

MICHELIN GROUP - CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2006


MICHELIN
A better way forward

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Sales	3	8,023	7,490
Cost of sales		(5,670)	(5,104)
Gross profit		2,353	2,386
Sales and marketing expenses		(874)	(847)
Research and development expenses		(302)	(289)
General and administrative expenses		(497)	(510)
Other operating income and expenses		(35)	(53)
Operating income before non-recurring income and expenses	3	645	687
Non-recurring incсme and expenses	4	(160)	-
Operating income		485	687
Finance costs – net	5	(35)	(135)
Share of profit/(loss) from associates		4	4
Income before taxes		454	556
Income tax		(177)	(170)
Net income		277	386
• Attributable to Shareholders		276	389
• Attributable to non-controlling interests		1	(3)
Earnings per share (in euros)	6		
• Basic		1.90	2.68
• Diluted		1.90	2.67

FINANCIAL STATEMENTS


MICHELIN
A better way forward

CONSOLIDATED BALANCE SHEET

(in EUR million)	Note	As at 30 June 2006	As at 31 December 2005
Goodwill		431	444
Other intangible assets		189	192
Property, plant and equipment (PP&E)		6,469	6,577
Non-current financial assets and other assets		454	435
Investments in associates and joint ventures		51	50
Deferred tax assets		1,161	1,227
Non-current assets		**8,755**	**8,925**
Inventories		3,503	3,225
Trade receivables		3,236	3,273
Current financial assets		86	229
Other current assets		444	618
Cash and cash equivalents		413	611
Current assets		**7,682**	**7,956**
TOTAL ASSETS		**16,437**	**16,881**
Share capital	7	287	287
Share premiums	7	1,849	1,845
Reserves		2,206	2,379
Non-controlling interests		15	16
Total equity		**4,357**	**4,527**
Non-current financial liabilities	8	3,514	3,092
Employee benefits		2,897	3,049
Provisions and other non-current liabilities	10	872	801
Deferred tax liabilities		59	71
Non-current liabilities		**7,342**	**7,013**
Current financial liabilities	8	1,437	1,647
Trade payables		1,426	1,792
Other current liabi ities		1,875	1,902
Current liabilities		**4,738**	**5,341**
TOTAL LIABILITIES AND EQUITY		**16,437**	**16,881**


MICHELIN
A better way forward

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in EUR million)	Share capital	Share premiums	Treasury shares	Reserves: Translation differences	Reserves: Fair value and other reserves	Reserves: Retained earnings	Non-controlling interest	TOTAL EQUITY
Total as at 31 December 2004	287	1,842	-	(7)	-	1,355	69	3,546
Implementation of IAS 32 and IAS 39	-	-	-	2	111	(12)	-	101
Total as at 1 January 2005	287	1,842	-	(5)	111	1,343	69	3,647
Change in fair value available-for-sale investments								
- unrealised gain/(loss)	-	-	-	-	25	-	-	25
Cost of service on share option schemes	-	1	-	-	-	-	-	1
Dividend payments	-	-	-	-	-	(186)	(34)	(220)
Net income	-	-	-	-	-	389	(3)	386
Currency translation differences and other	-	-	-	122	-	-	(10)	112
Total as at 30 June 2005	287	1,843	-	117	136	1,546	22	3,951
Change in fair value of available-for-sale investments								
- unrealised gain/(loss)	-	-	-	-	26	-	-	26
Cost of service on share option schemes	-	2	-	-	-	-	-	2
Dividend payments	-	-	-	-	-	-	(1)	(1)
Net income	-	-	-	-	-	500	3	503
Currency translation differences and other	-	-	-	53	-	1	(8)	46
Total as at 31 December 2005	287	1,845	-	170	162	2,047	16	4,527
Change in fair value of available-for-sale investments								
- unrealised gain/(loss)	-	-	-	-	(30)	-	-	(30)
- gain/(loss) recognized in income statement	-	-	-	-	(109)	-	-	(109)
Cost of service on share option schemes	-	3	-	-	-	-	-	3
Dividend payments	-	-	-	-	-	(204)	(1)	(205)
Net income	-	-	-	-	-	276	1	277
Currency translation differences and other	-	1	-	(106)	-	-	(1)	(106)
Total as at 30 June 2006	287	1,849	-	64	23	2,119	15	4,357

FINANCIAL STATEMENTS



CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Net income		**277**	**386**
EBITDA adjustments			
• Finance costs - net		35	135
• Income tax		177	170
• Amortization, depreciation and impairment of intangible assets and PP&E		435	395
• Share of loss/(profit) from associates		(4)	(4)
EBITDA		**920**	**1,082**
Non-cash other income and expenses	11	(38)	(7)
Change in provisions for risks and charges		23	(122)
Net finance costs paid	11	(180)	(176)
Income tax paid		(68)	(117)
Change in value of working capital, net of impairments	11	(619)	(682)
Cash flows from operating activities		**38**	**(22)**
Purchases of intangible assets and PP&E	11	(542)	(537)
Proceeds from sale of intangible assets and PP&E		42	35
Acquisitions of consolidated shareholdings, net of cash acquired		(32)	(12)
Proceeds from sale of consolidated shareholdings, net of cash disposed		2	(4)
Purchases of other shareholdings		(54)	(2)
Proceeds from sale of other shareholdings		140	1
Change in value of other financial assets	11	(7)	(7)
Cash flows from investing activities		**(451)**	**(526)**
Proceeds from issuance of shares			-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries			14
Proceeds from sale of treasury shares			-
Dividends paid to Shareholders		(194)	(179)
Dividends paid to non-controlling interests of subsidiaries		-	(35)
Other distributions		(11)	(6)
Change in value of financial liabilities	11	428	(492)
Other		5	5
Cash flows from financing activities		**228**	**(693)**
Effect of the change of currency rates		**(13)**	**23**
Increase (decrease) of cash and cash equivalents		**(198)**	**(1,218)**
Cash and cash equivalents as at 1 January		**611**	**1,655**
Cash and cash equivalents as at 30 June		**413**	**437**


MICHELIN
A better way forward

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Compagnie Générale des Etablissements Michelin ("CGEM" or the "Company") is a company incorporated in Clermont-Ferrand (France).
The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2006 comprise the Company, all its subsidiaries, associates and joint ventures (the "Group").

These condensed consolidated interim financial statements have been authorized for issue by the Supervisory Board on 27 July 2006.

Except as otherwise stated, all amounts are presented in EUR million.

2. BASIS OF PREPARATION

Statement of compliance

These condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group consolidated financial statements for the year ended 31 December 2005.

Accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied by the Company in its consolidated financial statements for the year ended 31 December 2005.
In particular, new IFRS standards and IFRIC interpretations as adopted by EU for periods beginning from 1 January 2006 have been applied by the Company and have not led to any significant changes in measurement and presentation.
The Company has not anticipated the implementation of any standards and interpretations which are not mandatory in 2006.

Critical accounting estimates and assumptions

The preparation of the consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, assumptions and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities at the balance sheet date and the amount of income and expenses for the reporting period. Actual results may differ from these estimates.

Change in the scope of consolidation

The acquisitions or divestments of the period did not have any significant effect on the condensed consolidated interim financial statements.

An agreement was disclosed on 4 May 2006 to exchange the Nigerian Group companies involved in the rubber tree business for a 20 % stake in the company Société Internationale de Plantations d'Hévéas listed on Paris stock exchange. It will enter into effect after the approval by SIPH shareholders, which is expected in the second half of 2006. The impact on the 2006 Group net assets, cash flows and earnings is not expected to be significant.

Seasonality

Usually the Group shows net cash outflows during the first half of the year mainly due to:
- higher working capital needs,
- dividends.


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3. CONDENSED SEGMENT REPORTING

Business segments (in EUR million)

Six months ended 30 June 2006

Income statement information	SR 1	SR 2	SR 3	GROUP TOTAL
Sales	4,367	2,627	1,029	8,023
Operating income before non-recurring income and expenses	348	145	152	645
In percentage of sales	*8.0%*	*5.5%*	*14.8%*	*8.0%*

Six months ended 30 June 2005

Income statement information	SR 1	SR 2	SR 3	GROUP TOTAL
Sales	4,063	2,416	1,010	7,490
Operating income before non-recurring income and expenses	389	205	93	687
In percentage of sales	*9.6 %*	*8.5 %*	*9.2 %*	*9.2 %*

- Reporting Segment 1: Passenger Car and Light Truck tires and related distribution activities.
- Reporting Segment 2: Truck tires and related distribution activities.
- Reporting Segment 3: The other activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales.

Geographical segments (in EUR million)

Six months ended 30 June 2006

	Europe	North America	Other zones	GROUP TOTAL
Sales	3,914	2,803	1,306	8,023

Six months ended 30 June 2005

	Europe	North America	Other zones	GROUP TOTAL
Sales	3,854	2,510	1,126	7,490

4. NON-RECURRING INCOME AND EXPENSES

BFGoodrich Tire Manufacturing, a business of Michelin North America (Canada) Inc., announced on 2 February 2006 that it will close its facility located in Kitchener, Ontario. Manufacturing operations will continue until 22 July 2006. The company will shift production to other BFGoodrich Tire Manufacturing facilities in North America.
The provision of EUR 160 million covers:

- severance costs,
- medical benefits and other social costs,
- pension and post retirement costs,
- plant and equipment impairments.

FINANCIAL STATEMENTS


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5. FINANCE COSTS - NET

The two components of the net finance costs are broken down in the table below:

(in EUR million)	Six months ended 30 June 2006	Six months ended 30 June 2005
Cost of net debt		
Gross financing expenses	(162)	(164)
Interest income from cash and cash equivalents	4	14
	(158)	**(150)**
Other financial income and expenses		
Net income from financial assets (other than cash and cash equivalents)		
Interest income	4	10
Result on disposal of available-for-sale financial assets	114	(1)
Impairment	(1)	(2)
Dividend income	3	5
	120	**12**
Expense from unwinding the discount of provisions	(2)	(2)
Miscellaneous	5	5
	123	**15**
Finance costs - net	**(35)**	**(135)**

The result on disposal of available-for-sale financial assets essentially includes a realized gain of EUR 118 million from the sale of the 2,826,000 shares of Peugeot SA as well as a charge of EUR 4 million relating to the cost of the underlying hedging instruments.

6. EARNINGS PER SHARE

Components of the basic and diluted earnings per share calculations are presented in the table below.

	Six months ended 30 June 2006	Six months ended 30 June 2005
Net income (EUR million), excluding the non-controlling interest	276	389
- less, propositions of attributions to General Partners	(3)	(5)
Net income attributable to Shareholders used in the calculation of both basic and diluted earnings per share	**273**	**384**
Weighted average number of shares (millions of shares) outstanding used in the calculation of basic earnings per share	143	143
- plus, adjustment for share options	1	1
Weighted average number of shares used in the calculation of diluted earnings per share	**144**	**144**
Earnings per share (euros per share)		
- basic	1.90	2.68
- diluted	1.90	2.67


FINANCIAL STATEMENTS


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7. SHARE CAPITAL AND PREMIUMS

The total authorized number of ordinary shares is 143,393,275 shares (31 December 2005: 143,387,625 shares) with a par value of EUR 2 per share (2005: EUR 2 per share).
The increase is due to the exercise of options granted to Group employees.
Dividend paid to the shareholders during the period is EUR 1.35 per share. Total amount paid is EUR 194 million.

8. FINANCIAL LIABILITIES

The carrying amount of the financial liabilities is detailed in the table below.

(in EUR million)	As at 30 June 2006	As at 31 December 2005
Long-term		
Bonds	1,466	1,472
Loans from financial institutions and other	1,799	1,348
Obligations under finance leases	249	272
	3,514	3,092
Short-term		
Bonds	-	305
Loans from financial institutions and other	1,045	820
Obligations under finance leases	33	35
Derivative instruments	12	19
Bank overdrafts	347	468
	1,437	1,647
Total financial liabilities	**4,951**	**4,739**

The Group net debt is presented in the table below.

(in EUR million)	As at 30 June 2006	As at 31 December 2005
Financial liabilities	4,951	4,739
Derivative assets	(24)	(45)
Cash and cash equivalents	(413)	(611)
Net debt	**4,514**	**4,083**

The decrease in bonds is due to the repayment of the remaining EUR 305 million of the February 2006 bonds issued by the Company.

On 11 July 2006, the Company issued a Commercial Paper program of a maximum amount of EUR 1 billion. This program will enable the Group to have direct access to the financial markets for its short term refinancing needs, thus improving the cost and size of its cash resources.

9. SHARE OPTION PLANS

The assumptions used for the valuation of the share options granted in the first half of 2006 are as follows:

Grant date	15 May 2006
Number of options	136,700
Weighted average share price (euros per share)	57.15
Exercise price (euros per share)	58.00
Volatility	30.84 %
Risk free interest rate	3.91 %
Market value of the option at grant date (euros per option)	10.02

The maximum gain allowed is limited to 100 % of the exercise price.


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10. PROVISIONS

Movements of provisions during the first half of 2006 are as follows:

(in EUR million)	Restructuring	Litigation	Other provisions
At 1 January	**286**	**32**	**216**
Additional provisions	177	12	19
Utilized during the year	(78)	(12)	(22)
Unused amounts reversed	(1)	-	-
Currency translation effects	(2)	(1)	(2)
Change in scope of consolidation	-	-	-
Other effects	3	12	(33)
At 30 June	**385**	**43**	**178**

The increase in the restructuring provisions mainly comes from the EUR 160 million of non-recurrent items detailed in note 4.

11. DETAILS OF THE CASH FLOW STATEMENT

Details of the cash flow statement are presented in the table below:

(in EUR million)	Six months ended 30 June 2006	Six months ended 30 June 2005
Non-cash other income and expenses		
Result on disposal of non-financial assets	(33)	(1)
Other	(5)	(6)
Net finance costs paid		
Interests paid and other financial expenses	(196)	(216)
Interests received and other financial income	13	35
Dividends received	3	5
Change in value of working capital, net of impairment		
Change in inventory	(392)	(352)
Change in trade receivables	(79)	(207)
Change in other receivables and payables	(148)	(123)
Purchase of intangible assets and PP&E		
Purchase of intangible assets	(24)	(30)
Purchase of PP&E	(471)	(465)
Investment grants received	6	-
Change in capital expenditures working capital	(53)	(42)
Change in value of other current and non-current financial assets		
Increase of other non-current financial assets	(25)	(32)
Decrease of other non-current financial assets	19	20
Net change of the other current financial assets	(1)	5
Change in value of current and non-current financial liabilities		
Increase of non-current financial liabilities	1,031	120
Decrease of non-current financial liabilities	(196)	(692)
Finance lease debt repayments	(12)	(104)
Net increase / (decrease) of current financial liabilities	(407)	33
Derivatives	12	151

Detail of the non cash transactions:		
▪ Financial lease	-	-
▪ Non-controlling interest purchase commitments	(30)	150


FINANCIAL STATEMENTS


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12. COMMITMENTS AND CONTINGENCIES

Canadian pension litigation: in June 2005, a group of Michelin pension fund beneficiaries in Canada started legal action against the Canadian subsidiary of the Group, aimed at forcing the latter to pay a face value of 350 million Canadian dollars to said fund. Michelin Canada believes that the Company is entitled to reduce, or not make some of its annual contributions, due to excess capital generated by the management of the defined contribution plan, up to the above-mentioned amount.
At this stage in the proceedings and on account of its prospective success in this dispute, the Group deems it unnecessary to make a provision in this respect.


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All Terrain
BFGoodrich

1ST HALF 2006 HIGHLIGHTS


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STRATEGY - ACQUISITIONS - PARTNERSHIPS

North America: BFGoodrich Tire Manufacturing to optimize industrial operations

BFGoodrich Tire Manufacturing announced its decision to wind up its Kitchener, Ontario (Canada) plant due to over capacity in the "mass market" Passenger car tire segment which BFGoodrich serves in North America.
Production at the Kitchener factory will conclude on July 22, 2006 with production transferred to BFGoodrich Tire Manufacturing's US sites: Tuscaloosa and Opelika (Alabama) and Fort Wayne (Indiana) which will strive to achieve competitivity gains.
Michelin North America launched a 6-year Michelin Development Program aimed at promoting job creation in the Waterloo-Kitchener region.

United States: Greenville to boost production capacity

Michelin is investing USD 26 million to raise by 20% its Greenville (South Carolina) Passenger car and Light truck tire production capacity by 2008 and introduce new productivity-enhancing processes. The move is part of the Group's strategy of "Strengthening the West".



Canada: Waterville to increase Truck tire production capacity

Michelin North America is investing CAD 92 million to install X One extra-wide single truck tire (Michelin's alternative to dual mounted tires) production at its Waterville (Nova Scotia) plant. The expansion will double Michelin X One production capacity in North America to meet growing demand. When completed, the project will create 75 jobs and make Waterville Michelin's second largest Truck tire facility worldwide.


HIGHLIGHTS


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Mexico: New retread facility being built


MICHELIN
Retread
Technologies

A new tread pressing plant is under construction in Mexico, close to Michelin's Queretaro Passenger car and Light truck tire factory. The facility will serve very strong demand for Michelin Retread Technologies (MRT) retreads in Mexico, and throughout North America. The plant, which will have a workforce of up to 120 employees, will be completed in spring 2007.
Meanwhile, treads for the Mexican market will continue to be supplied by the Covington (Georgia, USA) factory, which has doubled its production capacity.

South Korea: Michelin raised its stake in Hankook

Subscribing to Hankook's capital increase, Michelin purchased shares worth USD 26 million (2 million shares) corresponding to 1.3% of Hankook's equity. The move along with prior transactions on the financial markets, raised Michelin's overall stake in Hankook to 6.3% of equity.
In 2003, Michelin and Hankook entered into a cooperation agreement covering a number of operations. Under the agreement, Michelin could gradually raise its holdings to 10% of Hankook's equity.


Hankook

Africa: Michelin strengthens its positions in rubber plantations

Michelin concluded a preliminary share deal agreement to contribute its Nigeria-based plantations to SIPH (Société Internationale de Plantations d'Hévéas). The alliance will give Michelin approximatively a 20% minority stake in SIPH and enable it to strengthen its African natural rubber procurement, developing synergies with the region's growers and contributing to the development of West Africa's rubber-growing sector.
Michelin owns 4 plantations in Nigeria and provides technical support to SIPH's rubber plantations in Ghana and the Ivory Coast.


HIGHLIGHTS


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PRODUCTS, SERVICES AND INNOVATION

PASSENGER CAR / LIGHT TRUCK AND RELATED DISTRIBUTION

Europe: New Kleber Hydraxer tire



In January 2006, Kleber launched a full Hydraxer tire range of 22 sizes to complement the Kleber Dynaxer HP and Dynaxer DR families. Hydraxer's high-performance meets increasingly demanding driver expectations in terms of traction, braking and wet grip. As its tread further improves water evacuation, wet braking performance posts a 2-meter gain versus the previous generation. Comfort is enhanced due to a high-tech rubber compound that reduces vibrations and noise.

Michelin Primacy HP performed well in comparative tests

In its latest comparative test, TÜV Süd, a German technical certification body, stated that Michelin Primacy HP (size 225/55R 16) truly sets new high-performance standards: the new tire improves by at least 25% the mileage longevity of its closest competitor while delivering outstanding road handling. Primacy HP is available in 21 sizes from 16 to 18-inches, with speed ratings of up to 300km/h (Y). Three "runflat" versions, marked ZP, are proposed. They will run 80 kilometers at 80km/h in the event of puncture.

Michelin rewarded by PSA Peugeot Citroën

PSA Peugeot Citroën awarded Michelin its Innovation Prize for its new very low rolling resistance tire.
The result of a 3-year partnership with the carmaker, the tire is more energy-efficient and helps to reduce CO2 emissions while maintaining the high longevity that is a well-known quality of the Michelin brand. In light of European Union Member States' commitment to reduce greenhouse gas emissions between 2008 and 2012 versus 1990 levels, the tire's fuel efficiency truly meets OEMs' expectations. In addition, it delivers 5% to 10% improved breaking performance.

2005 Supplier Trophy: Porsche rewards Michelin again

During Suppliers Day - Leipzig (Germany), April 13, 2006 - Porsche awarded Michelin its much coveted "Supplier Award" for the second year in a row. The trophy is in recognition of the fruitful joint development operations between both groups, who have been partners since 1961. Michelin makes tires for all of Porsche's models.


S VH 444


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China: Tire repair service in the event of a flat



After Europe, Michelin is planning to roll out a tire repair program in China over the next 2 years, under the "Sui Ni Xing" breakdown program. This features a 24-hour support service, free tire repair, towing and guaranteed service. Since July 1st, the Michelin Sui Ni Xing Service is available in 160 Chinese towns, through more than 1,100 certified Michelin dealers.

North America: Michelin rolls out Latitude Tour HP crossover tire



Michelin North America has officially introduced its Michelin Latitude Tour HP all-season tire for crossover vehicles. The Latitude Tour HP's tread area contains a compound that is designed to maximize dry and wet pavement grip. The tire also contains Michelin's new SecureLock tread blocks that "close and lock under hard acceleration, braking and cornering to deliver better overall performance". The Latitude Tour HP is available in 16 sizes ranging from 17 to 22 inches in diameter.

BFGoodrich 4X4 tire range expanded in Europe

BFGoodrich is introducing a number of new 4X4 tires to its range in 2006. These are the All-terrain T/A Comp, for off-road rallying; the Krawler T/A KX, launched in Europe in May 2006; plus 4 new dimensions of the Macadam T/A, which is following the growth of the European SUV market.

TRUCK AND RELATED DISTRIBUTION

Europe: Michelin X One XDN 2 GRIP unveiled

The Michelin X One XDN 2 Grip tire is the very first application featuring the tread design and InfiniCoil architecture of the "Michelin Durable Technologies" cluster of innovations. The new offering is designed for truck power axles. By enabling the replacement of dual tires by a single one, Michelin X One XDN 2 Grip substantially improves fuel efficiency and payload. It is available in the 495/45 R 22.5 dimension. The tire's revolutionary tread pattern achieved through "Michelin Durable Technologies" delivers top mileage and excellent grip performance in any weather.




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Europe: Michelin Euro Assist goes further

Michelin Euro Assist now delivers breakdown services within 2 hours of a truck driver's call for help. And it will even refund the EUR 70 bill should the breakdown service arrive late, from the first minute after the 2-hour deadline. Drivers can call the 00 800 79 79 79 79 toll-free number in more than 20 European countries. Long haul fleets also have real-time access to the relevant repair information on the www.michelineuroassist.com breakdown assistance website. Europe's leading tire service, Michelin Euro Assist handles some 20,000 truck breakdown situations each year across Europe.

Ireland: Michelin to fit 1,450 buses

Michelin was awarded an exclusive contract by the Northern Irish firm of Translink. Under the contract, Michelin will supply and maintain tires for Ulsterbus and Metro, both subsidiaries of Translink. The 1,450 bus fleet serves most of the province's regular lines. The 3-year contract, which can be extended once for 2 years, provides for cost-per-mile billing.

Italy: LeasinGomme tire hire-purchase program


LEASINGO
è un prodotto finanziario


BANCAITALEASE

LeasinGomme, jointly developed by Michelin and financial partner Banca Italease, meets a dual need on the part of long haul fleets: achieve greater control over their tire expenditures and spread out payments over a longer term. LeasinGomme proposes a hire-purchase contract for the full amount of the tire purchase providing for up to 18 monthly installments. The program is being tested in Italy, where 107 "Michelin Quality Certified" specialist retailers have already been trained by Michelin and Italease to market the new service.

Recamic expands its offering in Europe and Turkey


RECAMIC

Recamic expands its "On/Off road" and "Long distance" offering.
The new XDY 3 E range targets hauling firms operating in a mixed environment. Tires in this range are designed for drive axles of vehicles running more than 90% of the time on regional roads and less than 10% off-road.
The new 385/55 R 22.5 dimension of Recamic XTA2 Energy is specifically suited for trailer or semi-trailer axles and for "Grand Routier" use. The new dimension completes the Recamic A2 Energy family, featuring some 20% longevity gains. Its fuel efficiency is also improved by around 6%, and safety further enhanced with greater lateral resistance.

Russia: launch of the Michelin Truck Pro and Tyre Plus partnerships

Michelin announced launch of the Michelin Truck Pro and Tyre Plus partnerships. The Group is developing the Tyre Plus services and sales network for professionals in Russian towns of 150,000 inhabitants or more. Tyre Plus already includes 82 branches in 61 Russian towns. Michelin Truck Pro's first branch was inaugurated at Tyumen.


HIGHLIGHTS


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Road safety in the United States of America

Michelin Americas Truck Tires joined the OEM Mack Trucks and Chevron Delo (lubricants) among the main sponsors of the "Share the Road" program launched by the American Trucking Association (ATA). For the last 18 years, "Share the Road" trucks travel the country to raise public, press and associations awareness about road safety issues. Michelin's involvement in the program takes the form of a financial contribution as well as donations of Michelin X One tires for all "Share the Road" trucks.

Brazil: a new urban transportation tire

Michelin introduces Michelin X PASS XZU3 for the urban transportation industry. By 2007, most Brazilian buses should be fitted with the new tire which delivers 35% more mileage before first removal than the previous generation. Currently, one-third of the 180,000 bus fleet are fitted with Michelin tires.

SPECIALTY OPERATIONS

Earthmover

New products unveiled at the Intermat Show

Michelin showcased its new Earthmover tire products at Intermat (International civil engineering show) held in Paris from April 24 to 29, 2006, including:
- **Michelin 445/95 R 25 X-Crane AT**, the first ever asymetrical crane tire. Designed for self-propelled cranes, the tire combines all-terrain and road performance. With optimized carcass and tread pattern design, it establishes gradual ground contact and so reduces vibrations while traveling on the road. It will outlast the previous generation by 20%.
- **Michelin X-Super Terrain AD**, for articulated dumpers operating on very accidented terrain and **Michelin X-Quarry S**, for rigid dumpers used in long cycles in quarries and small mines. With enhanced resistance to wear and greater longevity, both new tires deliver productivity gains compared to the previous generation of Michelin tires.




CRANES


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HIGHLIGHTS

Michelin Tweel innovation receives gold medal at Intermat 2006


INNOVATION

Intermat's board of experts awarded Michelin Tweel the Innovation gold medal for 2006. The award is in recognition of Michelin's contribution to improving productivity and safety in the civil engineering sector.
Michelin Tweel had already received recognition in 2005: Time Magazine had called it "One of Most Amazing Inventions of 2005" and the popular magazine Science gave it the "Best of What's New Award" in the automotive technology category.

Agricultural

New Taurus Point 70 tire

Taurus unveiled its new "Point 70" tire range specially designed for mid-range power units used in field and breeding applications. The 4 sizes available since February 2006 will be expanded with an addition of 11 sizes by the end of the year.
With 10% longer footprint, the new tire range offers added damp traction compared with "Point-8" standard tires and reduces rutting, better preserving soil and agronomic yield. Taurus Point 70's robustness also delivers enhanced load bearing capacity compared with "Point 8" tires.

New Michelin XMCL tire

Michelin launched XMCL, a new tire developed for "Compact Line" loaders such as backhoes for civil engineering applications and telescopic handlers for agricultural applications. With 46% longer life and with improved tread crown and sidewall perforation resistance up to 10% versus Michelin XM27, the tire features numerous customer benefits to help reduce costs and boost productivity.
In agricultural applications, Michelin XMCL's new tire architecture delivers exceptional traction and stability, ensuring excellent driver safety.
In building applications, other key benefits are 50% more payload than Michelin XM27 plus very accurate handling.
Michelin XMCL is currently available in 4 sizes: 460/70R24, 440/80R28, 340/80R18 and 480/80R26. A further 8 dimensions will be added to the range in September 2006.




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Two-wheel

Launch of Michelin Pilot Power 2CT motorcycle tire



In February 2006, Michelin presented Pilot Power 2CT to 45 journalists of all nationalities during the trial laps of the Moto GP circuit at Sepang in Malaysia in the presence of World Champions Valentino Rossi and Colin Edwards.
This followed last year's introduction of Michelin Power Race, the first road application of dual-rubber technology, in fact designed for racing circuits. With Michelin Pilot Power 2CT now leaving the race tracks, sports road motorcycle fans will be able to mount dual-rubber tires on their bikes.
The Michelin Pilot Power 2CT tread features two types of rubber: stiff in the middle, to take extreme stress due to speed, acceleration and breaking; soft at the edges, to deliver optimum grip when cornering.
Michelin Pilot Power 2CT is now available in Europe, Japan and South America. In the United States, launch is due in September 2006.

Road and VTT bicycles: Leisure and competition alike

2006 witnessed an expansion of the bicycle tire ranges.
For road applications, a number of innovative products were launched:
- Michelin Krylion Carbon, the "training" tire, features a reinforced tread for outstanding endurance and longevity,
- Michelin Lithion for expert amateurs features incredible cornering grip thanks to its double helical tread pattern.

In VTT, Michelin XCR Dry2 (VTT X-Country World Champion with Julien Absalon), the range's latest addition, is a tire application for dry fast trails, benefitting from Dual Compound technology*.
Since the beginning of the year, all products have been available in North America, Eastern and Western Europe, Japan and Asia Pacific.
** Dual Compound technology is a combination of soft rubber (at the surface of the tire, to deliver optimal grip) and stiff rubber deeper inside (for added knob stiffness and greater puncture resistance).*

Bicycle: Michelin Pro² Race Service Course available to both professionals and the public



World First: Michelin decided to distribute a limited edition (30,000 tires) of its latest Michelin Pro2 Race Service Course bicycle competition tire from the first UCI Pro Tour races of the 2006 season. The limited series will be manufactured only once and available for competition and commercial applications alike.
Michelin Pro2 Race Service Course delivers market-leading performance criteria through a combination of wet grip, low rolling resistance, puncture protection and mere 205g of mass!


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Michelin Lithion pack for cyclotourists

In June 2006, Michelin introduced the Lithion pack including 2 Lithion 700X23C tires (with black and grey stripes) and 2 butyl tubes. The Michelin Lithion tire is designed specifically to meet the needs of cyclotourists. With a double helical tread pattern and a silica/rubber compound, it benefits from excellent grip in tough conditions such as wet cornering. Its 60 TPI* supple carcass lends both comfort and endurance. With a mass of only 230g, it ranks among the lightest tires of its category.

** TPI: Threads Per Inch: number of threads per inch in the fabric base of the carcass.*

Europe: Michelin Junior Bike is all about road safety awareness

During the Michelin Junior Bike 2006 events, Michelin will offer more than 10,000 bicycle helmets to 4 to 11-year-old European children. Over and above its fun and friendly nature, the event is designed to make children and parents more aware of road safety issues. The most important safety measure is to ride with proper head gear to ensure shock protection. In 2006, the Junior Bike event will be organized in 9 towns across Europe.

Aircraft

2006: Michelin AIR X® radial aircraft tire 25th anniversary year

Michelin developed the first radial aircraft tire for the Dassault Mirage III fighter aircraft in 1981, and the first commercial application for Airbus A300, in 1983. Convinced by its cost-effectiveness (fuel efficiency, more landings per tread, low direct maintenance costs) and reliability (overload capability, improved cut resistance), Boeing in turn adopted the radial tire technology for its Boeing 777 in 1995. Present today in all markets (commercial and military, general and regional), Michelin's radial aircraft tire range includes 65 sizes. Future prospects for radial tires are bright for new aircraft development.


25
MICHELIN


HIGHLIGHTS


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Travel Publications



Michelin's "Green Guide" collection rejuvenated

Celebrating its 80th anniversary in 2006, the Green Guide collection was expanded and rejuvenated to remain the clear benchmark guide for each destination. In addition to traditional content (information-rich content such as tourist spot maps and colorful maps, hotel address book, B&B, inns, etc.) the overall layout was revamped for enhanced clarity with new pictograms and useful information such as tips for every member of the family. The cover was also redesigned and enriched with attractive visuals and summary contents information.
The collection has also been expanded with 5 new titles: Pays Basque (the Basque country), Moscow-Saint Petersburg, Poland, The most beautiful islands off the French coast and France sauvage (pristine landscapes of France).



Michelin's First Tourist Guide for Europe in Chinese

On April 6 in Beijing, Michelin announced the launch of its first travel guide to Europe in Chinese.
Produced by a Franco-Chinese team in partnership with Guangxi Normal University Press, the guide features the Chinese tourists' 12 favorite European countries: Austria, Belgium, France, Germany, Italy, Luxemburg, Monaco, the Netherlands, Spain, Switzerland, the United Kingdom and the Vatican.


MICHELIN
欧洲经典游

2006 "Nos coups de Cœur France" and "Nos coups de Cœur Italie" editions

The 2006 editions of both guides, published on January 30, 2006, feature a new selection of affordable guest houses and hotels. Chosen by Michelin's inspectors for their charm, authenticity and hospitality, 1,000 establishments in France and 340 in Italy offer great value for money to tourists looking for relaxation and a friendly atmosphere!


Main Cities of Europe 2006

25th edition of the Michelin "Main Cities of Europe" Guide

For its 25th edition, the Michelin "Main Cities of Europe" Guide was updated. Written in English, the Guide is chiefly designed for traveling professionals and tourists visiting Europe's largest towns. With upwards of 1,520 hotels and 1,300 restaurants in the 37 largest towns across 20 countries, some of which are not covered by a dedicated guide, such as the Czech Republic, Hungary and Finland. The Main Cities of Europe Guide includes new sections and a host of practical information and, for each town, a map that pinpoints the selected restaurants.


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York City
2006

Michelin Guide New York City wins award

The Michelin Guide New York City 2006 was awarded the "World's Best" award of the "Gourmand World Cookbook Awards" in the "Restaurant Guide" category. New York City, Michelin's first guide for the United States, features some 500 restaurants (39 of which are star-rated) and 50 hotels across New York's five boroughs. As testified by the hundreds of press articles referring to it worldwide, American and foreign tourists alike appreciated the Guide, which sold 100,000 copies in more than 100 countries.
A Michelin Guide San Francisco & the Bay Area & Wine Country 2007 is due in October 2006.

Michelin Guide Italy: a starry half-century

In 2006, the Michelin Guide Italy celebrated its 50th anniversary. To mark the event, the Barilla Academy hosted 226 star-rated chefs at its Parma head office on March 20, 2006. The Academy, Michelin and the starred chefs signed a charter reiterating their commitment to promoting fine Italian cuisine.

Maps: New in 2006

Further to the success of the High-Resistance map of France published in 2005 (more than 250,000 copies sold), Michelin adds two new titles to the collection: "Spain Portugal" and "Belgium Luxembourg", respectively available since January and March 2006. The maps are printed on ultra-resistant Polyart paper to survive frequent manipulations (even in rain) folding and tears along its folds.
Michelin also introduced six new maps in the NATIONAL range (Croatia, The Czech Republic, The Slovak Republic, Norway, Sweden, Finland), and a new Road Atlas enriched with useful tourist information (published at the end of 2005).

ViaMichelin

ViaMichelin enriches its personal navigation offering in Europe.

ViaMichelin's portable navigation device (PND) range is expanding. In March 2006, ViaMichelin introduced ViaMichelin Navigation X-950T at the Hanover CeBIT show, Europe's largest high-tech show. Equally efficient, compact and light-weight as X-930, ViaMichelin Navigation X-950T now delivers real-time traffic information plus detailed tourist information from the Green Guides and Michelin's hotels and restaurants Guides. The product is available in a pan-European version as well as by country.


ViaMichelin

ViaMichelin: Europe's leading travel website

The www.ViaMichelin.com website keeps beating records, with more than 1 million daily hits. According to a study by the Nielsen NetRatings* institute, the site is Europe's most popular travel website.
In addition to the route calculation service, the site's core offering, on-line hotel reservations and magazine are also widely used.
* Source: Nielsen/Net Ratings, Mediametrie/NetRatings - Category: Travel - Home&Work panel for France, UK, Italy and Germany - Home panel for Spain - Include Internet Application.


HIGHLIGHTS




MICHELIN
A better way forward

Michelin Lifestyle

Extension of Michelin's Car Care Range in Europe

A new range of Michelin car care products was launched in Europe as part of Michelin Lifestyle's automotive accessories collection. The extensive range features products that promote safety, simplicity and efficiency. The products, which offer the additional benefit of being totally safe for the environment, include:

- Wheel and tire care products: wheel and tire cleaner, tire shine and brake dust repellent
- Car care products for the exterior of vehicles: shampoo and polish
- Car care products for the interior of vehicles: plastic cleaner and fabric cleaner
- Glass care products for better visibility while motoring: glass cleaner and windscreen wash
- Hand cleaner



Launch of Michelin Miniature Vehicles Collection in France

Together with the Spanish publishing Group Ediciones Altaya, Michelin Lifestyle has launched a collectors' series of miniature replica vehicles of advertising cars and vans used in Michelin's past to promote the Company and its tires. Every two weeks a new miniature vehicle is issued together with a magazine that gives details on the vehicle together with a number of themes about Michelin Group and its history. These are sold through over 30,000 newspaper stalls across France.

Wiper Blade Line Extended in the US

A new range of Michelin Lifestyle wiper blades was launched in the first half of 2006. The Michelin High Performance blade and Michelin HydroEdge blade are fast establishing themselves as category leaders in the US. With strong retail listings and more coming, further new lines are being developed to differentiate the offer among retailers. The wiper blades complements further Michelin automotive accessories including car mats, inflation and pressure monitoring accessories and lifting equipment.




HIGHLIGHTS


MICHELIN
A better way forward

COMMUNICATION

Bibendum at the heart of Michelin's advertising in Europe

After several years of absence, Bibendum returns to the central place in Michelin's advertising through a multimedia campaign launched at the end of January 2006 that will last throughout the year. Graphic art design now represents Bibendum in 3D with a more human shape. He has become the Group's ideal spokesman who explains the individual benefits of Michelin tires and services for drivers as well as the collective benefits for society at large.
The campaign underpins the Group's corporate baseline "Michelin, a better way forward" launched in May 2004. It highlights Michelin's commitment to better mobility and efficient, responsible development of its operations.


Nuestra misión :
contribuir al progreso de la movilidad de bienes y personas
facilitando la libertad,
seguridad,
eficacia
y comodidad del viaje.


HIGHLIGHTS


MICHELIN
A better way forward

PERFORMANCE AND RESPONSIBILITY


2005

2005 Michelin Performance and Responsibility Report Update.

Following the 2003-2004 Michelin Performance and Responsibility Report, Michelin published the 2005 Michelin Performance and Responsibility Report Update* in May 2006.
In 2005, progress concerned in particular: contribution to sustainable mobility, responsible performance of our products and services, quality of work life at our sites, diversity, community relations, company risk management, environmental management of our sites, environmental impact of tire use and recycling of end-of-life tires.
* *The document can be downloaded from: www.michelin.com Go to 'Sustainable Mobility' or 'Finance'*

Challenge Bibendum 2006


MICHELIN
CHALLENGE BIBENDUM
PARIS - JUIN 2006

As a prelude to the 8th Challenge Bibendum, Michelin published the results of a study* on sustainable road mobility, which was carried out in partnership with the opinion survey institute LH2 in 5 countries - China, France, Germany, Japan and the United States:
- fewer than 20% of people interviewed had heard about sustainable road mobility
- for 1 person out of 2 interviewed, sustainable road mobility is above all more respectful of the environment.

**The full study is available on request from Michelin Press Department, tel. : +33 1 45 66 22 22*

Challenge Bibendum 2006 was held in Paris from June 8 to June 12. It was dedicated to Edouard Michelin, who from 1998 on had supported this unique event entirely devoted to sustainable road mobility.
More than 2,500 participants representing around 100 organizations (industry, institutions, NGOs ...) were present and were able to test the 150 vehicles that came specially for the Challenge, to attend demonstrations, to visit the technological exhibition center and to attend the presentations of the conclusions of round tables held on the three main sustainable mobility themes: the energy challenge for tomorrow's road transport, advanced technologies at the service of increasingly urban road mobility, and the role played by technology in the field of road safety.


MICHELIN
A better way forward

Shell Eco-Marathon 2006

The 22nd Shell Eco Marathon took place on the Nogaro circuit from May 19 to 21 2006. The aim of the competition, reserved for schools, high schools, universities and other European training organizations, is to burn as little fuel as possible at a fixed speed of 30 km/h.
With a result of 2,885 km/liter, the ethanol-powered prototype from the Lycée la Joliverie in Saint-Sébastien-sur-Loire, France, won first prize, just in front of 3 fuel-cell prototypes. However, the record set by the Swiss Institute of Technology, Zurich, in 2005 (3,886 km/liter) still remains unbeaten.
We must not forget the world record for distance covered by a biofuel-powered engine set by the Lycée technologique Marcel-Callo in Redon, France. With one liter of a colza-based biodiesel they covered 1,381 km.

The Michelin stand at the Geneva car show dedicated to 'Mobility and Ecology'

The 76th international car show held in Geneva from February 28 to March 12 2006 was quite an event: for the first time, there were no tires on display on the Michelin booth during the days reserved for the press, from February 28 to March 1st. Indeed Michelin decided to concentrate its efforts on a single message: the role of tires in reducing fuel consumption and pollution.
Tire rolling resistance accounts for around 20% of a vehicle's fuel consumption. That means 1 full tank out of every 5. Michelin therefore wants to promote use of 'green tires', which deliver reduced rolling resistance. Exclusive use of them would save 6 billion liters of fuel per year in Europe alone. Greenhouse gas emissions would also fall by 15 million tonnes per year.


MICHELIN
Une meilleure façon d'avancer

Respect for the environment: a preoccupation shared by 11 tire manufacturers

The big names in the tire industry decided to pool their efforts in order to assess the possible impact of their products on the environment. Studies will be carried out in the framework of the World Business Council for Sustainable Development (WBCSD). Eleven tire manufacturers will take part: Bridgestone, Continental, Cooper, Goodyear, Hankook, Kumho, Michelin, Pirelli, Sumitomo, Toyo and Yokohama.
In 2006, those studies will focus on tire components, their impact on health and the environment and on the behavior of particles generated by normal tire use and wear.


MICHELIN
A better way forward

FINANCE

France: Michelin sold its stake in Peugeot SA

Michelin Group sold the balance of its Peugeot SA holdings, held through its Pardevi subsidiary. The transaction, which amounted to EUR139million, concerned 2,826,000 shares accounting for 1.20% of Peugeot SA's (PSA) capital. The net capital gain after tax, recorded in 2006 accounts, will amount to EUR105million.

Price increases

In order to offset continued raw material price increases, since November 2005, Michelin announced successive waves of price increases for the year 2006:

Passenger car and Light truck	Truck	Specialty
• Up to 8% for RT from Feb 1 in the USA and March 1 in Canada • + 5% on average in Japan for Michelin and BFGoodrich brands effective Feb 1 • Up to 3.5% in Europe, effective 1st half 2006 • Up to 5% in the United States (RT) from Aug 1 • + 3% in the USA effective Oct 2, 2006	• + 4-7% in the United States (RT) from Feb 1 • + 7% on average in Japan for the Michelin brand (effective Feb 1) • up to 4% in Europe, effective 1st half 2006 • Up to 5% in the United States (RT) from Aug 1 for the Michelin and BFGoodrich brands • 4% for retread products sold by Michelin Retread Technologies in the United States, effective June 1 • between 3 and 5% for new and retread tires, in Europe, effective as of summer 2006	• + 8% on average for Michelin-branded RT Earthmover in NA (effective Jan 1) • + 10% for Earthmover in Japan (from Feb 1) • Up to 6% for Earthmover in Europe, since end of December 2005 • + 3 to 7% on average for Agricultural (RT) in NA (effective Jan 1) and up to 4% in Europe effective first-half 2006 • + 6% for Aircraft (effective Jan 1) • 4% for Earthmover tires (RT) in the United States, Canada and Mexico, effective July 1 • 2.5% on average (RT) in Canada and the United States, effective July 1 • between 3 and 5% for Earthmover tires in Europe, effective as of Summer 2006 • + 4 to 6% on average for Michelin two-wheel tires, tubes and accessories, in the United States and Canada, effective Sept.1


HIGHLIGHTS


MICHELIN
A better way forward

Michelin's website rewarded by Boursoscan


Boursoscan
Edition 2006

Michelin's website came second in the "financial communication" category of this year's "Boursoscan Grand Prix" (created in 2000), whose results were published in June. This year, the "online" financial communication evaluation criteria for listed companies were more stringent. In all, 96 websites were rated this year with 7,000 Boursorama netsurfers participating.
Websites were shown to have a direct impact on equity purchases for 68% of netsurfer shareholders.

Michelin's individual shareholder services rewarded by Journal des Finances

In June 2006, Michelin was awarded Journal des Finances' 3rd prize based on the newspaper's 2006 annual survey of CAC 40 index companies for quality of shareholder service.
A number of survey criteria were used to measure the relative usefulness of services offered to individual shareholders, including: portfolio management costs, brokerage fees, efficiency and reactivity of shareholder-dedicated hotlines, website userfriendliness, quality and availability of information, etc.


2006
Grand Prix
des services
actionnaires


HIGHLIGHTS


MICHELIN
A better way forward

MICHELIN AND ITS SHAREHOLDERS

Joint Shareholders Meeting of May 12, 2006

The Joint Shareholders Meeting was held at Clermont-Ferrand on First Call with 1,650 Shareholders attending on May 12, 2006, under the chairmanship of Mr. Edouard Michelin, who died tragically on May 26. The Shareholders present, represented or who had voted by mail, held 54% or so of the voting shares among them. All resolutions were approved by a wide majority. These included EUR1.35 dividend payout per share, up 8% on last year, and the resolution approving the retirement of Mr. René Zingraff. One of the keynote events of the 2006 Shareholders Meeting was the warm speech by Mr. Edouard Michelin thanking Mr. Zingraff for his brilliant contribution to Group operations throughout his 40 years of service, 20 of which were spent as Joint Managing Partner. He described his carrier and paid tribute to his personnality as a manager always close to the field and who contributed to shaping and growing the men and women who are Michelin's greatest wealth. His departure had been prepared for by the Annual Shareholders Meeting of May 20, 2005, when Mr. Michel Rollier was appointed Joint Managing Partner.
For Shareholders to gain further insight into their Company's life, two presentations were made at the Meeting. Both reflected the Group's respect for facts, one of its 5 core values, and the professionalism and passion of Michelin's teams. The first, by Mr. Pierre Dupasquier, described Michelin's commitment to Competition, the second described the tire tests and trials underpinning product innovation.




MICHELIN
A better way forward

First edition of the Shareholder's Guide


the Shareholder's
Guide
2005

Michelin Group confirmed its commitment to ever closer Shareholder relations with publication in 2006 of its first Shareholder's Guide, which was distributed at the Annual Shareholders Meeting. Featuring an original format, it was designed to meet individual Shareholders' needs for straightforward and practical content. The Guide provides information on Group operations, basic values and financial performance, the Individual Shareholder Relations Department, the Michelin share and the role played by Shareholders.

Michelin's Shareholder Advisory Committee

The agenda of the Shareholders' Advisory Committee's meeting of March 30, 2006 included, among other things, the themes to be reviewed at the Annual Shareholders Meeting and the Shareholder's Guide.


MICHELIN
A better way forward


SEC MAIL
RECEIVED
PROCESSING
NOV 01 2006
WASH, D.C.
213
SECTION

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on August 2, 2006

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 286,786,550 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2006	2005
From January 1 through March 31	3,980	3,610
From January 1 through June 30	8,023	7,490


SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH. DC
213
SECTION

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on August 4, 2006

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 286,775,250 Euros
Registered Office: 12, cours Sablon – 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

Consolidated Financial Statements at June 30, 2006.

Interim Report - First Half 2006 Consolidated Financial Statements.

Statutory Auditors' Review Report on Interim Financial Information for 2006.

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Sales	3	**8,023**	**7,490**
Cost of sales		(5,670)	(5,104)
Gross profit		**2,353**	**2,386**
Sales and marketing expenses		(874)	(847)
Research and development expenses		(302)	(289)
General and administrative expenses		(497)	(510)
Other operating income and expenses		(35)	(53)
Operating income before non-recurring income and expenses	3	**645**	**687**
Non-recurring income and expenses	4	(160)	-
Operating income		**485**	**687**
Finance costs – net	5	(35)	(135)
Share of profit/(loss) from associates		4	4
Income before taxes		**454**	**556**
Income tax		(177)	(170)
Net income		**277**	**386**
• Attributable to Shareholders		276	389
• Attributable to non-controlling interests		1	(3)
Earnings per share (in euros)	6		
• Basic		1.90	2.68
• Diluted		1.90	2.67

CONSOLIDATED BALANCE SHEET

(in EUR million)	Note	As at 30 June 2006	As at 31 December 2005
Goodwill		431	444
Other intangible assets		189	192
Property, plant and equipment (PP&E)		6,469	6,577
Non-current financial assets and other assets		454	435
Investments in associates and joint ventures		51	50
Deferred tax assets		1,161	1,227
Non-current assets		**8,755**	**8,925**
Inventories		3,503	3,225
Trade receivables		3,236	3,273
Current financial assets		86	229
Other current assets		444	618
Cash and cash equivalents		413	611
Current assets		**7,682**	**7,956**
TOTAL ASSETS		**16,437**	**16,881**
Share capital	7	287	287
Share premiums	7	1,849	1,845
Reserves		2,206	2,379
Non-controlling interests		15	16
Total equity		**4,357**	**4,527**
Non-current financial liabilities	8	3,514	3,092
Employee benefits		2,897	3,049
Provisions and other non-current liabilities	10	872	801
Deferred tax liabilities		59	71
Non-current liabilities		**7,342**	**7,013**
Current financial liabilities	8	1,437	1,647
Trade payables		1,426	1,792
Other current liabilities		1,875	1,902
Current liabilities		**4,738**	**5,341**
TOTAL LIABILITIES AND EQUITY		**16,437**	**16,881**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in EUR million)	Share capital	Share premiums	Treasury shares	Reserves		Retained earnings	Non-controlling interest	TOTAL EQUITY
				Translation differences	Fair value and other reserves			
Total as at 31 December 2004	**287**	**1,842**	**-**	**(7)**	**-**	**1,355**	**69**	**3,546**
Implementation of IAS 32 and IAS 39	-	-	-	2	111	(12)	-	101
Total as at 1 January 2005	**287**	**1,842**	**-**	**(5)**	**111**	**1,343**	**69**	**3,647**
Change in fair value available-for-sale investments								
- unrealised gain/(loss)	-	-	-	-	25	-	-	25
Cost of service on share option schemes	-	1	-	-	-	-	-	1
Dividend payments	-	-	-	-	-	(186)	(34)	(220)
Net income	-	-	-	-	-	389	(3)	386
Currency translation differences and other	-	-	-	122	-	-	(10)	112
Total as at 30 June 2005	**287**	**1,843**	**-**	**117**	**136**	**1,546**	**22**	**3,951**
Change in fair value of available-for-sale investments								
- unrealised gain/(loss)	-	-	-	-	26	-	-	26
Cost of service on share option schemes	-	2	-	-	-	-	-	2
Dividend payments	-	-	-	-	-	-	(1)	(1)
Net income	-	-	-	-	-	500	3	503
Currency translation differences and other	-	-	-	53	-	1	(8)	46
Total as at 31 December 2005	**287**	**1,845**	**-**	**170**	**162**	**2,047**	**16**	**4,527**
Change in fair value of available-for-sale investments								
- unrealised gain/(loss)	-	-	-	-	(30)	-	-	(30)
- gain/(loss) recognized in income statement	-	-	-	-	(109)	-	-	(109)
Cost of service on share option schemes	-	3	-	-	-	-	-	3
Dividend payments	-	-	-	-	-	(204)	(1)	(205)
Net income	-	-	-	-	-	276	1	277
Currency translation differences and other	-	1	-	(106)	-	-	(1)	(106)
Total as at 30 June 2006	**287**	**1,849**	**-**	**64**	**23**	**2,119**	**15**	**4,357**

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Note	Six months ended 30 June 2006	Six months ended 30 June 2005
Net income		277	386
EBITDA adjustments			
• Finance costs - net		35	135
• Income tax		177	170
• Amortization, depreciation and impairment of intangible assets and PP&E		435	395
• Share of loss/(profit) from associates		(4)	(4)
EBITDA		920	1,082
Non-cash other income and expenses	11	(38)	(7)
Change in provisions for risks and charges		23	(122)
Net finance costs paid	11	(180)	(176)
Income tax paid		(68)	(117)
Change in value of working capital, net of impairments	11	(619)	(682)
Cash flows from operating activities		38	(22)
Purchases of intangible assets and PP&E	11	(542)	(537)
Proceeds from sale of intangible assets and PP&E		42	35
Acquisitions of consolidated shareholdings, net of cash acquired		(32)	(12)
Proceeds from sale of consolidated shareholdings, net of cash disposed		2	(4)
Purchases of other shareholdings		(54)	(2)
Proceeds from sale of other shareholdings		140	1
Change in value of other financial assets	11	(7)	(7)
Cash flows from investing activities		(451)	(526)
Proceeds from issuance of shares			-
Proceeds from increase of non-controlling interests in the share capital of subsidiaries			14
Proceeds from sale of treasury shares			-
Dividends paid to Shareholders		(194)	(179)
Dividends paid to non-controlling interests of subsidiaries			(35)
Other distributions		(11)	(6)
Change in value of financial liabilities	11	428	(492)
Other		5	5
Cash flows from financing activities		228	(693)
Effect of the change of currency rates		(13)	23
Increase (decrease) of cash and cash equivalents		(198)	(1,218)
Cash and cash equivalents as at 1 January		611	1,655
Cash and cash equivalents as at 30 June		413	437

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Compagnie Générale des Etablissements Michelin ("CGEM" or the "Company") is a company incorporated in Clermont-Ferrand (France).
The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2006 comprise the Company, all its subsidiaries, associates and joint ventures (the "Group").

These condensed consolidated interim financial statements have been authorized for issue by the Supervisory Board on 27 July 2006.

Except as otherwise stated, all amounts are presented in EUR million.

2. BASIS OF PREPARATION

Statement of compliance

These condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group consolidated financial statements for the year ended 31 December 2005.

Accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied by the Company in its consolidated financial statements for the year ended 31 December 2005.
In particular, new IFRS standards and IFRIC interpretations as adopted by EU for periods beginning from 1 January 2006 have been applied by the Company and have not led to any significant changes in measurement and presentation.
The Company has not anticipated the implementation of any standards and interpretations which are not mandatory in 2006.

Critical accounting estimates and assumptions

The preparation of the consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, assumptions and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities at the balance sheet date and the amount of income and expenses for the reporting period. Actual results may differ from these estimates.

Change in the scope of consolidation

The acquisitions or divestments of the period did not have any significant effect on the condensed consolidated interim financial statements.

An agreement was disclosed on 4 May 2006 to exchange the Nigerian Group companies involved in the rubber tree business for a 20 % stake in the company Société Internationale de Plantations d'Hévéas listed on Paris stock exchange. It will enter into effect after the approval by SIPH shareholders, which is expected in the second half of 2006. The impact on the 2006 Group net assets, cash flows and earnings is not expected to be significant.

Seasonality

Usually the Group shows net cash outflows during the first half of the year mainly due to:
- higher working capital needs,
- dividends.

3. CONDENSED SEGMENT REPORTING

Business segments (in EUR million)

Six months ended 30 June 2006

Income statement information	SR 1	SR 2	SR 3	GROUP TOTAL
Sales	4,367	2,627	1,029	8,023
Operating income before non-recurring income and expenses	348	145	152	645
In percentage of sales	*8.0%*	*5.5%*	*14.8%*	*8.0%*

Six months ended 30 June 2005

Income statement information	SR 1	SR 2	SR 3	GROUP TOTAL
Sales	4,063	2,416	1,010	7,490
Operating income before non-recurring income and expenses	389	205	93	687
In percentage of sales	*9.6 %*	*8.5 %*	*9.2 %*	*9.2 %*

- Reporting Segment 1: Passenger Car and Light Truck tires and related distribution activities.
- Reporting Segment 2: Truck tires and related distribution activities.
- Reporting Segment 3: The other activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales.

Geographical segments (in EUR million)

Six months ended 30 June 2006

	Europe	North America	Other zones	GROUP TOTAL
Sales	3,914	2,803	1,306	8,023

Six months ended 30 June 2005

	Europe	North America	Other zones	GROUP TOTAL
Sales	3,854	2,510	1,126	7,490

4. NON-RECURRING INCOME AND EXPENSES

BFGoodrich Tire Manufacturing, a business of Michelin North America (Canada) Inc., announced on 2 February 2006 that it will close its facility located in Kitchener, Ontario. Manufacturing operations will continue until 22 July 2006. The company will shift production to other BFGoodrich Tire Manufacturing facilities in North America.

The provision of EUR 160 million covers:

- severance costs,
- medical benefits and other social costs,
- pension and post retirement costs,
- plant and equipment impairments.

5. FINANCE COSTS - NET

The two components of the net finance costs are broken down in the table below:

(in EUR million)	Six months ended 30 June 2006	Six months ended 30 June 2005
Cost of net debt		
Gross financing expenses	(162)	(164)
Interest income from cash and cash equivalents	4	14
	(158)	(150)
Other financial income and expenses		
Net income from financial assets (other than cash and cash equivalents)		
Interest income	4	10
Result on disposal of available-for-sale financial assets	114	(1)
Impairment	(1)	(2)
Dividend income	3	5
	120	12
Expense from unwinding the discount of provisions	(2)	(2)
Miscellaneous	5	5
	123	15
Finance costs - net	(35)	(135)

The result on disposal of available-for-sale financial assets essentially includes a realized gain of EUR 118 million from the sale of the 2,826,000 shares of Peugeot SA as well as a charge of EUR 4 million relating to the cost of the underlying hedging instruments.

6. EARNINGS PER SHARE

Components of the basic and diluted earnings per share calculations are presented in the table below.

	Six months ended 30 June 2006	Six months ended 30 June 2005
Net income (EUR million), excluding the non-controlling interest	276	389
- less, propositions of attributions to General Partners	(3)	(5)
Net income attributable to Shareholders used in the calculation of both basic and diluted earnings per share	273	384
Weighted average number of shares (millions of shares) outstanding used in the calculation of basic earnings per share	143	143
- plus, adjustment for share options	1	1
Weighted average number of shares used in the calculation of diluted earnings per share	144	144
Earnings per share (euros per share)		
- basic	1.90	2.68
- diluted	1.90	2.67

7. SHARE CAPITAL AND PREMIUMS

The total authorized number of ordinary shares is 143,393,275 shares (31 December 2005: 143,387,625 shares) with a par value of EUR 2 per share (2005: EUR 2 per share).
The increase is due to the exercise of options granted to Group employees.
Dividend paid to the shareholders during the period is EUR 1.35 per share. Total amount paid is EUR 194 million.

8. FINANCIAL LIABILITIES

The carrying amount of the financial liabilities is detailed in the table below.

(in EUR million)	As at 30 June 2006	As at 31 December 2005
Long-term		
Bonds	1,466	1,472
Loans from financial institutions and other	1,799	1,348
Obligations under finance leases	249	272
	3,514	3,092
Short-term		
Bonds	-	305
Loans from financial institutions and other	1,045	820
Obligations under finance leases	33	35
Derivative instruments	12	19
Bank overdrafts	347	468
	1,437	1,647
Total financial liabilities	**4,951**	**4,739**

The Group net debt is presented in the table below.

(in EUR million)	As at 30 June 2006	As at 31 December 2005
Financial liabilities	4,951	4,739
Derivative assets	(24)	(45)
Cash and cash equivalents	(413)	(611)
Net debt	**4,514**	**4,083**

The decrease in bonds is due to the repayment of the remaining EUR 305 million of the February 2006 bonds issued by the Company.

On 11 July 2006, the Company issued a Commercial Paper program of a maximum amount of EUR 1 billion. This program will enable the Group to have direct access to the financial markets for its short term refinancing needs, thus improving the cost and size of its cash resources.

9. SHARE OPTION PLANS

The assumptions used for the valuation of the share options granted in the first half of 2006 are as follows:

Grant date	15 May 2006
Number of options	136,700
Weighted average share price (euros per share)	57.15
Exercise price (euros per share)	58.00
Volatility	30.84 %
Risk free interest rate	3.91 %
Market value of the option at grant date (euros per option)	10.02

The maximum gain allowed is limited to 100 % of the exercise price.

10. PROVISIONS

Movements of provisions during the first half of 2006 are as follows:

(in EUR million)	Restructuring	Litigation	Other provisions
At 1 January	**286**	**32**	**216**
Additional provisions	177	12	19
Utilized during the year	(78)	(12)	(22)
Unused amounts reversed	(1)	-	-
Currency translation effects	(2)	(1)	(2)
Change in scope of consolidation	-	-	-
Other effects	3	12	(33)
At 30 June	**385**	**43**	**178**

The increase in the restructuring provisions mainly comes from the EUR 160 million of non-recurrent items detailed in note 4.

11. DETAILS OF THE CASH FLOW STATEMENT

Details of the cash flow statement are presented in the table below:

(in EUR million)	Six months ended 30 June 2006	Six months ended 30 June 2005
Non-cash other income and expenses		
Result on disposal of non-financial assets	(33)	(1)
Other	(5)	(6)
Net finance costs paid		
Interests paid and other financial expenses	(196)	(216)
Interests received and other financial income	13	35
Dividends received	3	5
Change in value of working capital, net of impairment		
Change in inventory	(392)	(352)
Change in trade receivables	(79)	(207)
Change in other receivables and payables	(148)	(123)
Purchase of intangible assets and PP&E		
Purchase of intangible assets	(24)	(30)
Purchase of PP&E	(471)	(465)
Investment grants received	6	-
Change in capital expenditures working capital	(53)	(42)
Change in value of other current and non-current financial assets		
Increase of other non-current financial assets	(25)	(32)
Decrease of other non-current financial assets	19	20
Net change of the other current financial assets	(1)	5
Change in value of current and non-current financial liabilities		
Increase of non-current financial liabilities	1,031	120
Decrease of non-current financial liabilities	(196)	(692)
Finance lease debt repayments	(12)	(104)
Net increase / (decrease) of current financial liabilities	(407)	33
Derivatives	12	151

Detail of the non cash transactions:		
▪ Financial lease	-	-
▪ Non-controlling interest purchase commitments	(30)	150

12. COMMITMENTS AND CONTINGENCIES

Canadian pension litigation: in June 2005, a group of Michelin pension fund beneficiaries in Canada started legal action against the Canadian subsidiary of the Group, aimed at forcing the latter to pay a face value of 350 million Canadian dollars to said fund. Michelin Canada believes that the Company is entitled to reduce, or not make some of its annual contributions, due to excess capital generated by the management of the defined contribution plan, up to the above-mentioned amount.
At this stage in the proceedings and on account of its prospective success in this dispute, the Group deems it unnecessary to make a provision in this respect.

Interim report
First Half 2006 Consolidated Financial Statements

In an environment marked by extremely different tire markets worldwide, consolidated net sales amounted to EUR8.02 billion, versus EUR7.49 billion for the first half 2005. The 7.1% increase results from the following factors:

- + 2.7 % positive impact of exchange rates,
- + 0.9 % positive volume impact,
- + 4.0% positive price-mix and sales-mix impact,
- - 0.6% negative scope impact.

Group operating income before non-recurring items amounted to EUR645 million, versus EUR687 in the first half 2005. The EUR42 million reduction mainly results from the following factors:
- a strong degradation in North American markets,
- a sharp increase in raw material, energy and transportation costs.

In this environment, the Group was able to limit the drop in operating income before non-recurring items thanks to further sales mix improvements, price increases sticking and an increased control of selling and administrative and research costs. Non-recurring expenses amounted to EUR160 million and were incurred in connection with closure of the Uniroyal Goodrich Kitchener plant (Canada).

Overall operating result amounted to EUR485 million as compared with EUR687 million for the same period in 2005.

Financial result was negative at EUR35 million versus a negative EUR135 million for the same period in 2005. The following factors account for this improvement:

- +EUR118 million capital gain from the sale of Peugeot SA shares,
- higher interest expenses mainly due to an increase in Group debt.

Overall, consolidated net profit amounted to EUR277 million versus EUR386 million for the same period last year.

Compagnie Générale des Etablissements Michelin corporate accounts for the first half 2006 show net sales of EUR205.9 million as compared to EUR195.9 million for the first half 2005. This corresponds to royalties collected from licensed companies in the period, which are recognized as expenses in their financial statements and thus eliminated in consolidation operations. Current result before tax amounts to EUR211.9 million compared to EUR202.1 million in the first half 2005. Net result for the year-half amounts to EUR208.6 million versus EUR196.7 million one year before.

Compagnie Générale des Etablissements Michelin

Société en commandite par actions
au capital de 286 786 550 euros

Siège social : 12, cours Sablon
63040 CLERMONT-FERRAND

STATUTORY AUDITORS' REVIEW REPORT ON
INTERIM FINANCIAL INFORMATION FOR 2006

This is a free translation into English of the Statutory Auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors and in accordance with the requirements of article L. 232-7 of the French Commercial Code (*Code de commerce*), we have reviewed the accompanying condensed consolidated interim financial statements of Compagnie Générale des Etablissments Michelin for the period from January 1 to June 30, 2006, and verified the information given in the interim management report.

These condensed consolidated interim financial statements are the responsibility of the Managing Partner. Our role is to report our conclusions on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that all material matters have been identified. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, as adopted by the European Union.

In accordance with professional standards applicable in France, we have also verified the information given in the interim management report accompanying the condensed consolidated interim financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed consolidated interim financial statements.

Neuilly and Paris, July 27, 2006

PricewaterhouseCoopers Audit	Corevise
Christian MARCELLIN	Stéphane MARIE

Commissaires aux Comptes
Membres des Compagnies Régionales de Versailles et de Paris

Letter to Shareholders

SEPTEMBER 2006

Dear Madam, Dear Sir, Dear Shareholder,

More than three months have passed now since Mr. Edouard Michelin's tragic death.



His memory lives on among us all today, and we nurture the desire to continue the successful work he began.

The Company's first half earnings for 2006 are confirmation of our ability to handle the highly inflationary environment of raw material prices. This is the fourth year in a row that raw material prices have increased, incurring in the first half of this year alone an additional cost of 352 million Euros for the Group. It is in this context that Michelin has continued to reduce its expenses, and offset in part the rise in raw material costs by increasing sales prices.

The operating margin before non-recurring items is 8%. Our Truck Tire activities in particular have been affected by the rising cost of natural rubber and by the unfavorable environment in the North-American replacement markets. The combined effect of these two factors produced a significant decrease in the profitability of this activity.

On the other hand, I should like to emphasize the outstanding performance of our Specialty activities which have reached the highest level of profitability within the Group. Innovation and quality in both our products and our services are the major building blocks on which these activities have significantly improved over the last few years, and we have every intention of doing even better.

For two and a half years now, the expenses incurred by the repeated rising costs of raw materials have imposed a burden of more than one billion Euros on Michelin. The difficulty involved in completely offsetting this tendency makes it even more important to gear up as rapidly as possible the productivity-enhancement and cost-reduction programs which have already been set in motion. Our teams at Michelin are fully aware of what is at stake and of the effort required. I have the utmost confidence in their ability to succeed.

Simultaneously, Michelin intends to continue its course along the avenue of innovation, of which "Michelin Durable Technologies" is an inspiring example. This approach clearly illustrates your Company's stamina and willpower to consistently research and develop customer added value.

Thank you for your trust.

Michel Rollier




MICHELIN
A better way forward



First half 2006 earnings:
In spite of unprecedented inflation in raw material costs, Michelin generates an operating margin before non-recurring items of 8%.

Net sales increased by 7.1%

- ☐ Sales volumes were up by 0.9 %;
- ☐ The price-mix effect once again rose significantly by 4% but it did not allow in the first half year for the full compensation of the still substantially negative impact of raw materials, energy and transportation costs;
- ☐ Net income was down 28.2%, primarily because of the restructuring charges for the closing of the BFGoodrich plant in Kitchener (Canada).

Simplified income statement

In EUR million (IFRS)*	As of June 30, 2006	2006 / 2005 change
Consolidated net sales *At constant scope and exchange rates*	**8,023**	+ 7.1% *+ 4.9%*
Sales volumes		+ 0.9%
Operating margin before non-recurring items	***8%***	*- 1.2 pt*
Net income	**276.9**	- 28.2%

*Consolidated financial statements ending June 30, 2006, have been prepared in accordance with the rules and methods of the international accounting standards (International Financial Reporting Standard – IFRS)

Net sales up by 7.1%

In generally well oriented European tire markets but bearish American replacement markets, Group net sales rose by 7.1% year-over-year (+4.3% at constant exchange rates), under the following key factors:

- Positive price-mix impact (+4%), at constant exchange rates. This is largely the consequence of the Group's ongoing policy which aims at increasing its selling prices in order to compensate for the negative effect of higher raw material costs. The mix, brand and market segments continued to get richer;
- Positive impact (+2.7%) of exchange rates;
- Positive volume impact (+0.9%), primarily related to the Group's performance in Passenger Car/Light Truck tires in Europe, the success of the strategy implemented in Asia. On the other hand, the Group was affected by the weakness in North American replacement markets, in Passenger Car/Light Truck as well as in Truck;

Group operating margin before non-recurring items was 8%

Compared to the first half of 2005, it is down by 1.2 points. At EUR 645 million, operating income before non-recurring items was down 6.2%.

Once more Michelin operated this semester in a particularly unfavorable environment due to raw material costs, which rose again by more than 20% year-over-year, representing an additional cost of EUR 352 million. In only 30 months, the Group had to absorb more than EUR 1 billion of additional costs. In the first half, energy and transportation costs increased too, generating another EUR 62 million of extra costs.

Despite a price-mix effect maintained at a high



level (+4%), a continued increase in productivity and controlled general expenses, Michelin was not able, in the first half of 2006, to fully compensate for the unprecedented evolution of its external costs.

Net income is down 28.2% to EUR 276.9 million

The EUR 109 million decline in net income compared to the first half 2005 can be explained as follows:

- The decrease in the operating income before non-recurring items of EUR 42 million;
- The restructuring charge for the closing of the BFGoodrich plant in Kitchener (Canada) for EUR 160 million;
- The financial income rose by EUR 100 million, corresponding to capital gain from the sale, in February 2006, of the Group's remaining stake in Peugeot SA.

An enhanced financial structure

The Group's financial structure improved compared to June 30, 2005, with shareholders' equity increasing more rapidly than financial debt. The gearing ratio was 104% at June 30, 2006, a 10 point improvement compared to the situation on June 30, 2005.

Despite lower operating income, free cash flow improved, supported by good management of working capital requirement (very sharp reduction of the change in customer receivables and management of inventory) and investment cash balance improved by EUR 75 million.

During the first half of the year, net financial debt rose by EUR 430 million, because of the following elements:

- Financing of the negative free cash flow (+EUR 413 million);
- Dividend payment in May 2006 (+EUR 204 million);
- Impact of exchange rate fluctuations on debt for –EUR 150 million. In particular, this is related

to the depreciation of the US dollar versus the euro between January 1 and June 30, 2006.

Outlook for 2006

The trends observed in the first half are expected to continue in the second part of the year: North American replacement markets should remain depressed, whereas in Europe, these markets should be relatively robust, supported, in particular, by Eastern Europe. Truck Original Equipment markets should remain dynamic, with acceleration in North America, in anticipation of the implementation of new emission standards.

Michelin believes that the escalation in raw material costs could affect the Group's accounts in the second half, with the increase totaling 23% for 2006, representing an additional cost of EUR 800 million. New price increases have been announced to become effective in the second semester in order to limit, as much as possible, the negative effects of these headwinds.

Given the current environment and the likeliness of a further hike in raw material and energy costs, Michelin's operating margin before non-recurring items should be close to 8% in fiscal 2006.

Segment information

SR1 (Passenger Car/Light Truck and related distribution activities)

Replacement markets differed greatly from one continent to another. In Europe, markets enjoyed robust growth; North American markets fell significantly, because of the strong impact of increase in the price of gas, whereas markets in emerging countries were on a dynamic upward trend. The group recorded satisfactory sales in its premium brands, maintaining market share in North America and gaining market share in summer as well as winter tires on the European market. In Asia, the Group returned a very satisfactory level of activity during the first half of the year, recording a two-figure growth in its sales figure.

Original equipment markets globally showed a fall in sales for the Group, reflecting not only the trend in market share for its main customers, but also a change in the mix of vehicles manufactured in North America where sports and leisure cars (4X4 and SUV) were down in relative terms, to the



advantage of smaller vehicles, a segment where Michelin is less present.

The operating margin of this sector is down by 8%, that is a 1.6 point drop compared to the first half of 2005. This is due to the following:

- A significant rise in the price of raw materials partially offset by hikes in Replacement prices but not in Original Equipment;
- The negative impact on production costs (excluding raw materials) caused by the decrease in production programs, particularly in the US implemented so that inventories can be closely monitored.

Despite:

- The considerable improvement in the brand mix;
- The firm and efficient control exercised on general, commercial and development expenses.

SR2 (Truck and related distribution activities)

In the European replacement market, growth picked up (+2.3%) as a result of a strong increase in the eastern Europe transportation activities, Michelin's sales slightly outperformed the market, allowing the Group to increase its market share on the continent. The North American market dropped significantly by 3% compared to the first half of last year. Group sales increased marginally in this zone. The X One confirmed its potential by recording a strong increase in sales volumes. In Asia where the radial market is developing strongly (more than 7%) with China returning an 11% increase, Michelin is gaining market share and sales are on a satisfactory upward trend. Michelin gained market share in South America because of the vigor of its sales in Spanish-speaking countries.

As expected, the Original Equipment market was strong was buoyant in both Europe and in North America.

Stable sales enabled Michelin to maintain the market share it considered adequate.

The drop in the operating margin to 5.5% compared to 8.5% in the first half of 2005 is mainly related to:

- The extremely negative impact of higher natural rubber costs for this type of tire. This impact was not fully offset by the price increases implemented in the first half of the year;
- Unfavorable geographic mixes.

SR3 (Specialty activities)

The specialty tire markets were globally very buoyant, with the exception of Original Equipment in Agriculture which dropped by about 5%. Nonetheless in this environment, Michelin's sales figures made a marked increase because, among other factors, of the price adjustments made to offset the increased price of raw materials and the continuation of the product mix improvement.

At 14.8%, against 9.2% in the first half of 2005, the operating margin of Specialty Activities was further significantly improved. Today, this segment has the highest level of profitability in the Group.

This outstanding performance validates the Group strategy of developing high value-added technical products that respond to increasingly demanding professionals. The profitability improvement is to be explained by the higher value that is extracted by the product offering and by more supportive market conditions (in Earthmover and in Aircraft radial tires), and by reorganizing industrial facilities.

	Operating income before non-recurring items					Operating margin before non-recurring items	
	1st half 2006		1st half 2005		Variation 06/05	1st half 2006	1st half 2005
	In EUR million	As a %	In EUR million	As a %			
SR1*	348	54%	389	57%	- 10.6%	8.0%	9.6%
SR2**	145	22%	205	30%	- 29.6%	5.5%	8.5%
SR3***	152	24%	93	13%	+ 63.4%	14.8%	9.2%
Group total	645	100%	687	100%	- 6.1%	8.0%	9.2%

*Passenger Car/Light Truck and related distribution activities - **Truck and related distribution activities - ***Specialty Activities


MICHELIN PRO Race

Consolidated income statement for 1st half of 2006

(In EUR million)	1st half 2006	1st half 2005
Sales	**8,023**	**7,490**
Cost of Sales	(5,670)	(5,104)
Gross profit	**2,353**	**2,386**
Sales and marketing expenses	(874)	(847)
Research and development expenses	(302)	(289)
General and administrative expenses	(497)	(510)
Other operating income and expenses	(35)	(53)
Operating income before non-recurring income and expenses	**645**	**687**
Non-recurring income and expenses	(160)	-
Operating income	**485**	**687**
Finance costs - net	(35)	(135)
Share of profits / loss from associates	4	4
Income before taxes	**454**	**556**
Income tax	(177)	(170)
Net income	**277**	**386**
Attributable to Shareholders	276	389
Attributable to non-controlling interests	1	(3)
Earnings per share (in euros)		
Basic	1.90	2.68
Diluted	1.90	2.67

Simplified consolidated balance sheet at June 30, 2006

(In EUR million)	As at June 30, 2006	As at December 31, 2005
Non-current assets	**8,755**	**8,925**
Current assets	**7,682**	**7,956**
Inventories	3,503	3,225
Trade receivables	3,236	3,273
TOTAL ASSETS	**16,437**	**16,881**
Total equity	**4,357**	**4,527**
Non-current liabilities	**7,342**	**7,013**
Non-current financial liabilities	3,514	3,092
Employee benefits	2,897	3,049
Provisions and other non-current liabilities	872	801
Current liabilities	**4,738**	**5,341**
Current financial liabilities	1,437	1,647
Trade payables	1,426	1,792
Other current liabilities	1,875	1,902
TOTAL LIABILITIES AND EQUITY	**16,437**	**16,881**



Michelin wins its 9th victory in a row at Le Mans, helping Audi at the same time to prove equal to the Diesel Challenge.

Michelin Durable Technologies The Truck tire goes from strength to strength

Since its launch last year, the Michelin XDN 2 GRIP has sold particularly well. In the 5 months it has been on the market, the XDN 2 GRIP has sold twice as many as its predecessor, the XDN GRIP, sold in a year. Not only has it become highly popular in Western Europe, but it has also enabled Michelin to win market share in the Scandinavian countries where there is very strong competition.

How is this to be explained? The Michelin XDN 2 GRIP is a highly versatile tire and adapted to changing weather conditions. In addition to its optimized grip, which is ideal for use on snow covered roads, it offers much sought-after performance levels in damp or waterlogged conditions. It should be noted too that the Michelin XDN 2 GRIP is one of the first products to come from the package of innovations in Michelin Durable Technologies.

Michelin OnWay "Tire + Service" offer launched in China

Michelin has launched a new service in China – Michelin Sui Ni Xing, the Chinese version of Michelin OnWay. The "tire + service" offer provides 24-hour assistance (covering 83 towns in 29 provinces and autonomous regions in China), free repair in the event of puncture, a quality guarantee, as well as several other exclusive services, such as a periodic maintenance reminder and technical advice. Since July 1st, the Michelin Sui Ni Xing service has been available through more than 1,100 certified Michelin dealers.



Michelin is present on the Chinese market as the only tire manufacturer marketing both innovative technological products and a comprehensive gamut of services to go with them. A huge press campaign was launched across the entire country to mark the availability of this new service.

ViaMichelin - the most popular travel site in Europe! *

With 26 million hits a month, the unquestionable success of www.viamichelin.com continues to spread throughout Europe year after year.

The site's strong point is without any doubt the itinerary planner, which is now even better, with alternative pedestrian and bicycle itineraries for short journeys in town. Maps and plans are also much in demand among Internet users for Europe, the United States and Canada (up to 12 different scales from road map to town plan). ViaMichelin also provides the weather forecasts for 750 European towns, and enables you for example to make a hotel reservation in real time from a choice of nearly 40,000 hotels across Europe.


X950T

Michelin has also brought out its new portable Global Positioning System, the X950T, which, in addition to the features available on the previous model, provides real-time traffic updates as well as a host of information from the Michelin Red Guide and Green Guides in both France and Europe.

* Source: Nielsen/NetRatings – Mediametrie/NetRatings – February 2006.

Michelin rewarded by PSA

Michelin received the prize for Innovation from the PSA Peugeot Citroen Automobile Group for its new Very Low Rolling Resistance tire (Très Basse Résistance au Roulement - TBRR). The tire has been developed in partnership with the car manufacturer since 2003, and reduces fuel consumption and CO_2 emissions. Against the backdrop of a commitment by the European Union member states to reduce greenhouse gas emissions between 2008 and 2012, the TBRR tire corresponds to a real requirement among automotive manufacturers. Furthermore, it improves braking capacity by 5 to 10%.




MICHELIN
A better way forward

Over the last few months, Bibendum has once again become Michelin's advertising spokesman in Europe.

Europe comes to China

Michelin is launching its first travel guide to Europe in Chinese. The "Guide to Europe" was created by Franco-Chinese teams, in partnership with the publisher Guangxi Normal University Press. The guide covers the 12 European countries most visited by Chinese tourists, including France, Italy, Spain, Germany, United Kingdom, Belgium, the Netherlands and Switzerland. It is on sale at 58 Yuans and will be distributed throughout China. With this new guide, Michelin and its partner are responding to the increasing demand from the new Chinese travelers to Europe for practical and cultural information. Other titles are currently being prepared.



Publication of the updated version of Michelin's 2005 Performance and Responsibility Report

Every second year, Michelin publishes a summary specifying the main progress achieved in the Michelin Performance and Responsibility approach. In May 2006 the Group published the update for the 2005 Report, which itself was an update of the information communicated in the 2003-2004 Report. The document covers the major facets of the approach and presents the improvements made in the 9 areas for specific actions, such as the action undertaken to enhance the distribution of green tires, tire manufacturing that in 95% of cases is performed in production sites certified for their controlled impact on the environment, the recycling of end-of-life tires in Europe, the drop in the number of work-related accidents and Michelin's development contribution to employment in Europe. The chapter entitled "Respect for Shareholders" describes the capital structure of the Group, gives a list of the action taken in 2005 to ensure that our shareholders remain well-informed and highlights the main achievements in the Company's financial results.

The 2005 update can be downloaded from our Internet site www.michelin.com or a hard-copy is available upon request.

Caterpillar in Michelin country

On May 25th, Steven Wunning, a member of the Caterpillar management team, visited the Michelin Spanish Earthmover tire plant in Vitoria. With sales of €30.2 billion in 2005, Caterpillar is the world's number one manufacturer of construction and mining equipment. It is one of Michelin's largest Earthmover customers. More than 200 models of the machines manufactured by Caterpillar are fitted with Michelin tires, making us one of Caterpillar's major partners.

At the end of his visit, Mr. Wunning declared that he was "highly impressed by Michelin's technology, its scientific knowledge of materials and the processes it uses in tire building" so that Caterpillar can be supplied with exceptional and innovative top-quality products within the delivery deadlines that customers demand.

100 Michelin Formula 1 victories!

By winning the Canadian Grand Prix, Fernando Alonso and Renault gave Michelin its 100th victory in Formula 1 racing. It was the 7th win of the season and Michelin's 41st since its return to Formula 1 in 2001.

One hundred victories show that Michelin was able to fight and win by supplying its racing team partners with top-performance tires to suit any circuit, any climates, any racing conditions and any racing rules.

All one hundred victories except 7 were achieved in the face competition from at least one other brand. It is precisely because of the absence of any competition envisaged by the new Formula 1 rules that Michelin Group has taken the decision not to respond to the call for bids put out by the FIA in 2008.


100

No shortage of awards for Shareholder Services

Grand Prix Award 2006 for Shareholder Services

Michelin was awarded 3rd Prize by the "Journal des Finances", subsequent to an annual survey carried out in 2006 on the Shareholder Services for the Companies comprising the CAC 40 index.

The dozens of criteria in the scoring key are designed to evaluate the real usefulness of the services offered to individual shareholders, such as the efficiency and speed of response given on special phone lines for shareholders, the quality and the availability of information, and share management and brokerage fees.


2006
Grand Prix
des services
actionnaires

Boursoscan Awards 2006

The Michelin Internet site won 2nd prize for financial communication in the Boursorama awards. The 2006 competition rewards prestigious companies and shows a strengthening in the evaluation criteria of listed companies' online financial communication. In all, 96 Internet sites were assessed this year, with Internet users providing nearly 7,000 ratings.

Variation of CAC 40 index and the Michelin share price

	12/31/2000	08/31/2006	Variation over the period	12/31/2005	08/31/2006	Variation over the period
CAC 40	5,926.42	5,165.04	-12.85%	4,715.23	5,165.04	+9.54%
Michelin share	38.55	53.00	+37.48%	47.48	53.00	+11.63%
Difference between Michelin and CAC 40			+50.33			+2.09

From January 1, 2006 until August 31, 2006:
- *Highest stock price: 60.60 € May 10*
- *Lowest stock price: 43.21 € July 24*
- *Average daily volume of transactions: 1,219,419 shares*

Euronext Paris - Eurolist
Local equity – Compartment A (Blue Chips)
Deferred payment service (SRD)
ISIN: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,393,275


200
150
100
50
01/2002
01/2003
01/2004
01/2005
01/2006
Michelin
CAC 40
World automobile index
World tire index

Key Dates in the Future

- ***Shareholder Meeting in Bordeaux:*** October 5, 2006 at the "Cité Mondiale" Convention Center
- ***Shareholder Meeting in Marseille:*** October 9, 2006 at the "WTC" in Marseille
- ***Shareholder Meeting in Paris:*** October 18, 2006 at the "Palais des Congrès"
- ***Net Sales on September 30, 2006:*** October 24, 2006, after the close of the Paris Stock Market.
- ***Shareholder Meeting in Lyon:*** November 13, 2006 at the "Ecole Normale Supérieure"
- ***Shareholder Meeting in Lille:*** November 14, 2006 at the "Grand Palais"

Shareholder Relations
Anne-Marie Vigier-Perret

Employee Shareholder Relations
Françoise Ventézou

12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

Financial Communication
Christophe Mazel
Jacques-Philippe Hollaender

46, avenue de Breteuil
75324 Paris Cedex 07 - FRANCE
Tel.: 33 (0) 1 45 66 16 15
33 (0) 4 73 32 24 53
33 (0) 4 73 32 18 02
Fax: 33 (0) 1 45 66 13 19
e-mail : investor-relations@fr.michelin.com

Internet Address
www.michelin.com/corporate

September 2006


MICHELIN
A better way forward

Michelin - Corporate Communications

SEC File #82-3354


SEC MAIL
PROCESSING
RECEIVED
NOV 0 1 2006
WASH. D.C.
213
SECTION

PRESS INFORMATION

Clermont-Ferrand, October 24, 2006

3rd Quarter 2006 Consolidated Net Sales: EUR 4.08 billion, up 4.9 %
(+6.5 % at constant exchange rates) versus Q3 2005

Michelin's third quarter net sales were supported by quarter-on-quarter volume growth (+2.2%) recording a significant improvement compared to the previous quarter. The price mix effect was maintained at a high (4.1%) level. During the third quarter, the impact of exchange rates was a negative -1.5% for the first time in 2006. Group quarter-on-quarter net sales were up a satisfactory 4.9%. In the first nine months of 2006, net sales rose 6.4% versus the same period in 2005.

In Europe, Replacement markets trended up as the Truck tire market growth accelerated in the third quarter. The significant contraction of North American Replacement markets continued in the third quarter, although Passenger car and light truck tire markets edged up in September. The situation varied considerably from one Original equipment market to the other: In Passenger car and Light truck tire markets, the quarter recorded a sharp drop of -3.4 % in Europe and -6.5% in North America, while Truck tire markets saw accelerating growth peak at 16% in Europe and 12.1% in North America. Markets in emerging countries, driven by China, continued to post high growth.

The decline of raw material purchase costs after the summer will have a small impact on Group 2006 results owing to the 3 - 5 months time gap between raw material purchases and the sale of tires made from them. The Group accordingly confirms its 23% average raw material cost increase assumption for the full year or an added EUR 800 million burden on Group accounts versus 2005.

Against this backdrop, Michelin confirms that its operating margin before non-recurring items should be close to 8% for the full year 2006.

(IFRS, in EUR million)	3rd Quarter 2006		9 months 2006	
Consolidated Net Sales	4,081 *(+4.9% / Q3 2005)*		12,104 *(+ 6.4% / 9-month 2005)*	
Change at constant exchange rates	*+ 6.5 %*		*+ 5.1 %*	
Consolidated Net Sales	*Total change Q3 2006 / Q3 2005*		*Total change 9-month 06 /9-month 05*	
	IFRS (€m)	Total %	IFRS (€m)	Total %
Net sales:	+ 191	+ 4.9 %	+ 723	+ 6.4 %
of which change in exchange rates:	- 58	- 1.5 %	+ 142	+ 1.2 %
Volumes:	+ 86	+ 2.2 %	+ 155	+ 1.4 %
Price/mix:	+ 163	+ 4.1 %	+ 470	+ 4.0 %
Scope:	0	0 %	- 44	- 0.4 %


MICHELIN
A better way forward

1. 3rd quarter 2006 net sales rose 4.9% versus the same period of 2005

The increase resulted from the following factors:

- **-1.5 % negative impact of exchange rates**, reflecting mainly -4.3% US dollar depreciation versus the euro.
- **+2.2 % positive volume impact** mainly due to Passenger car and Light truck tire sales in Europe, South America and Asia and Truck tire sales in Europe and Asia.
- **+4.1 % positive price-mix effect** at constant currency. As in the previous quarters this mainly results from steady implementation of price increases designed to offset raw material cost increases as well as further enrichment of the brand and segment mixes.

2. World Tire Markets

Change of Q3 2006 markets versus Q3 2005 markets

	Europe	North America	Asia	South America	Africa / Middle-East
Passenger car / light truck original equipment	- 3.4%	- 6.5%	+ 3.9%	+ 12.9%	- 2.2%
Passenger car/Light truck Replacement	+ 0.9%	- 2.5%	+ 2.2%	- 2.9%	+ 0.5%
Truck original equipment	+ 16% [1]	+ 12.1%	+ 35% [2]	- 1% [2]	+ 10.9%
Truck Replacement	+ 4.1%	- 4.0%	+ 11% [2]	+ 13.5% [2]	+ 1.9%

[1] Power units only
[2] Radial only

9-month 2006 tire market change versus 9-month 2005

	Europe	North America	Asia	South America	Africa / Middle-East
Passenger car / light truck original equipment	- 0.9%	- 1.0%	+ 7.7%	+ 9.3%	+ 6.2%
Passenger car/Light truck Replacement	+ 2.1%	- 3.9%	+ 3.8%	+ 1.7%	+ 3.1%
Truck original equipment	+ 8.3% [1]	+ 6.6%	+ 25% [2]	- 5.0% [2]	+ 9.9%
Truck Replacement	+ 3.2%	- 4.1%	+ 9% [2]	+ 6.5% [2]	+ 2.1%

[1] Power units only
[2] Radial only


MICHELIN
A better way forward

2.1 In Europe

- **Passenger car and light truck replacement markets** experienced fairly good (+ 2.1%) growth over the first 9 months of the year: growth was robust in Eastern and Central Europe (+4.1%), as well as in Benelux, Germany and throughout Southern Europe. Growth, on the other hand, was muted or even negative in Northern Europe and the UK as well as in Switzerland and Austria.

  Further segment mix enrichment was achieved as S & T slipped 6.7%, while strong growth was recorded in the V & Z (+10%), winter (+12.6%) and crossover/4-wheel drive (+17.5%) segments..

- **Truck replacement** markets were up 4%+ versus Q3 2005, owing chiefly to favorable market trends in Western Europe particularly in France, Spain and Italy which turned around significantly. Since the beginning of the year, European market growth has now reached 3.2% although Western Europe's contribution remains at a modest +1.3% whereas Eastern European markets confirmed the first half's double-digit growth at +11.8% for the first 9 months of the year.

- The **Passenger car and light truck tire original equipment** markets experienced a sharp (- 3.4%) decline in the third quarter as a result of difficulties faced by a number of OEMs.

- In **Truck original equipment**, the power unit market rose 16% versus Q3 2005, with demand exceeding supply. The strong drive to modernize the European road transportation sector and government incentives to promote the switch to Euro IV standard-compliant trucks account for this change. Simultaneously, truck exports rose significantly and the trailer market is very buoyant.

2.2 In North America

- **Passenger car and light truck replacement** markets remain weak even though a slight improvement was noted in September as compared with the previous months; sell-out[1], in particular, was up compared to September 2005 levels. The market nevertheless remains challenging and it is still too early to assess the impact of the substantial decline of fuel prices recorded since August in the United States. All market segments declined with the notable exception of H and VZ segments: The latter posted 4.1% and 10.6% growth respectively over the first nine months of the year versus the same period of 2005.

- **Truck tire replacement markets (new tires)** edged back 4% in the third quarter versus the same period of 2005. For the first nine months of the year, the decline amounts to 4.1%. The consistency of the Original equipment market – in spite of stable road freight volumes – is the main reason for this trend. Overall, the North American zone (which includes Canada and Mexico), has experienced three bearish quarters in a row and Mexico is the only country to have experienced growth since the beginning of the year.

  The **Retread** market posted close to 1% growth.

- In the **Passenger car and light truck tire market**, the (- 6.5%) fall of the third quarter reflects difficulties faced by America's "Big Three", while Asian OEMs performed well in this market.

- As previously noted, in **Truck original equipment**, market growth accelerated, up +12% quarter-on-quarter and +6.6% growth for the first nine months of the year. This double-digit growth trend should continue in the last quarter of the year.

[1] *Sell in market: tire rubber sales to distributors, Sell out market: distributor sales to end-users.*


MICHELIN
A better way forward

2.3 Other regions

- In **Asia**, Truck tire markets are clearly trending up in all but Oceanic countries. Passenger car and light truck tire markets recorded overall 6% growth although the picture varied widely from country to country, China being up 30% + while Japan was down slightly.

- **The South-American economies,** Brazil's in particular, remained penalized by a significant appreciation of their currencies relative to the U.S. dollar and the euro which favored massive tire imports from Asia and eroded competitiveness. The difficulties of the soya bean agri-food sector had important consequences on tire demand.

  In these conditions, the **Passenger car and light truck replacement** market rose 1.7% (3% + in Brazil but flat in Spanish-speaking countries), while **Original equipment** markets benefited from Brazil's dynamic automotive industry as well as very good performances in Argentina and Venezuela which experienced 30% and 12% growth respectively.

  Radial **Replacement Truck tire** markets expanded more than 6%, a trend which was matched by a simultaneous 8% decline in the bias Truck tire market. As a result, South American tire markets posted 3 - 4% annual radialization rates largely due to massive imports from Asia. The strong decline of **Original equipment** markets is chiefly due to the fact that Brazilian truck OEMs now find it difficult to export their production on account of a high Brazilian Real.

2.4 Key changes in the Specialty tire markets

- **Earthmover:** the Earthmover tire market imbalance is likely to be protracted, driven as it is by huge raw material demand from China, India and other developing countries.

- **Agricultural:** Both the American and European markets are unsupportive, especially in original equipment where 5% overall decline was recorded over the first nine months of the year.

- **Two-Wheel:** The motorcycle replacement tire market remained buoyant in North America and Europe respectively up +5% and +3% at end of September 2006 versus the same period of 2005.

- **Aircraft:** The dynamism of Aircraft tire markets is not abating, fueled by the switch to radial tire technology.


MICHELIN
A better way forward

3. **Michelin Group Net Sales change by reporting segment for the 3rd quarter and the first 9 months of 2006**

3.1 Net sales by reporting segment (IFRS)

Net sales in EUR million	3rd Quarter 2006	3rd Quarter 2005	% Change
SR1 (Passenger car / Light truck and related distribution operations)	2,219	2,155	+ 3.0 %
SR2 (Truck and related distribution operations	1,386	1,287	+ 7.7 %
SR3 (Specialty operations)	476	448	+ 6.3 %
Group Total	4,081	3,890	+ 4.9 %

[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

Net sales in EUR million	9 months 2006	9 months 2005	% Change
SR1 (Passenger car / Light truck and related distribution operations)	6,586	6,219	+ 5.9 %*
SR2 (Truck and related distribution operations	4,013	3,703	+ 8.4 %
SR3 (Specialty operations)[1]	1,505	1,459	+ 3.2 % **
Group Total	12,104	11,381	+ 6.4 %

*** At constant scope, the corresponding change would amount to + 5.7 %.**
**** At constant scope, the corresponding change would amount to +7.1 %.**
[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

3.2 Change in SR1 (Passenger Car and Light truck tire and related distribution operations) net sales

In Europe,

Michelin's volume **replacement** sales globally rose faster than the markets, reflecting market share gains, especially by its three flagship brands (Michelin,BFGoodrich and Kléber). The segment mix also improved, the Group performing best on the high-performance, winter and SUV/4X4 segments.

Among the new product launches of the season, Michelin Alpin A3 deserves a special mention as the new tire was just awarded ADAC's (German automobile club association) « highly recommended » rating. Michelin Alpin A3 is a winter tire specifically designed for the German, Swiss and Austrian markets, all of which are slated to grow significantly as new laws are put in place promoting winter tire fitments.

Michelin **Original equipment** sales contracted as a result of an unfavorable OEM mix.
In North America,


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A better way forward

Group **replacement** net sales in the 3rd quarter slipped further than the market. This change, however, resulted from a series of very different trends: Michelin, BFGoodrich and Uniroyal-branded tire sales continued to outperform the market, while the Group's share of private and associate brands continued to shrink. This trend is in line with the Group's strategy aimed at strengthening its sales mix. Group operations also expanded significantly on the VZ high-performance segment.

The price increases passed since the beginning of the year, combined with favorable segment and brand mixes, raised unit sales prices significantly.

In **Original equipment**, the Group was mainly impacted by an unfavorable vehicle mix: it is strongly weighted in favor of SUV and recreational vehicle ranges, both of which have been negatively impacted by towering fuel prices.

In Asia, replacement sales outperformed the market – especially in China, where the Group won significant market share, confirming its leadership position. This performance confirms the success of the Group's distribution strategy based on the deployment of the « Tire Plus » network. The price increases implemented in the region stuck. Michelin Pilot Preceda 2, a new sports tire, is being launched successfully.

In South America, the Group's **replacement** tire performance was satisfactory with market share wins in Brazil in the 3rd quarter; at continent-level, however, for the first 9 months of the year, the Group's performance was slightly below market trends.

3.3 Change in SR2 (Truck tire and related distribution operations) net sales

In Europe,

Group **replacement** net sales reflect market share gains both in Western and Eastern Europe. The performance was particularly strong in the third quarter in spite of Group price increases effective August 1. Price increases aimed at offsetting raw material cost increases stuck.

The Remix **retread** operations reported fair progress.

Original equipment trends noted in the first half were unchanged in the 3rd quarter: Group sales still remain behind what is a highly buoyant market, translating to an erosion of Michelin's market share. Remarkable commercial performance on the trailer tire segment deserves special mention.
The Group was able to increase its prices, translating into a significant increase in unit price.

In North America,

With **replacement** markets down significantly, the Group continued to win market share. Unit prices increased as a result of price increases sticking.
The Michelin X One tire offering was increased to garbage collection and cement trucks; a full range of tires based on « Michelin Durable Technologies' » latest breakthroughs is now available to cater to the needs of all North American truck fleets. Volume sales almost doubled in the 3rd quarter 2006 versus the same period of 2005.

The continued strong expansion of **retreading** operations enabled the Group to win further market share. Five new workshops were opened in the United States in the 3rd quarter.

The Group's **Original equipment Market share** is in line with its desired levels.


MICHELIN
A better way forward

In Asia,

Volume sales further increased very significantly; sales were up in all countries of the region (China most notably) except for Australia and New Zealand, where they remained stable. Group **replacement** prices were increased in summer for the second time of the year: the rises are sticking: Michelin won market share across the region and particularly in China.

In **original equipment**, Group sales are in line with market trends.

In South America,

The Group's performance on **replacement** was uneven: Michelin won further market share in Spanish-speaking countries (Argentina, Chile, Colombia and Venezuela) but its performance in Brazil is lower than the market against a background of stiff competitive pressure from Asian imports.

3.4 SR3 (Specialty tire) Net Sales Change

Earthmover: In what remained a very supportive environment (mines, quarries, ports) and driven by strong demand from earthmover OEMs, volume sales were up sharply in the 3rd quarter, translating to significant first nine-month volume sales year-on-year growth. Further price increases matching raw material price hikes pushed net sales up significantly.

Agricultural: Volume sales were in line with market trends in Original equipment and on North American replacement markets. The Group however gained notable market share on European replacement markets thanks to its successful partnership policy with the distribution sector. A positive price-mix, among other factors, pushed sales up substantially.

Two-Wheel: The Group continued to leverage strong demand for radial motorcycle tires and to outperform the markets in a highly competitive environment.

Aircraft: With all market segments quickly switching to radial technology, Michelin's operations benefited, although not without tensions on its supply chain. Sales were up significantly as a result of price increases passed to offset raw material cost increases.


MICHELIN
A better way forward

4. Outlook

In mature countries, Passenger car and light truck **Original equipment** markets should end the year down around 1% over 2005, a level close to that reached at the end of the 3rd quarter. Truck tire markets, on the other hand, should remain buoyant.

Truck tire **replacement** markets should confirm the trends previously noted by the Group at the end of July 2006. Concerning Passenger car and Light truck tire markets, trends in North America for the 3rd quarter and prospects for the 4th call for a downward revision of full-year growth estimates published at the end of July. European markets, conversely, should enjoy dynamic winter markets.

	Europe	North America	South America	Asia
Estimated Passenger car and light truck tire 2006 market growth				
OE	-1.1 %	-1.2 %	+9.3 %	+ 9.1 %
RT	+ 3.0 %	- 3.7 %	+1.7 %	+ 4.1 %
Estimated Truck tire 2006 market growth				
OE	+ 7.1 %	+ 8.4 %	-5.0 %*	+ 16%
RT	+ 2.9 %	- 3.8 %	+6.5 %*	+ 10%

*** Radial only**

The decline of raw material purchase costs observed after the summer will have a small impact on Group 2006 results owing to the 3 - 5 months time gap between raw material purchases and the sale of tires made from them. The Group accordingly confirms its 23% average raw material cost increase assumption for the full year, or an added EUR 800 million burden on Group accounts versus 2005.

Against this backdrop, Michelin confirms that its operating margin before non-recurring items should be close to 8% for the full year 2006.

* * *


MICHELIN
A better way forward

THIRD QUARTER HIGHLIGHTS

Worldwide Passenger Car and Light Truck Original Equipment Tire Price Increase
Michelin Group announced worldwide Passenger Car and Light Truck Original Equipment tire price increases. The 6% - 8% increase will become effective on October 1, 2006 and takes raw material price increases into account.

The Cholet and Bourges plants to specialize
Michelin presented a development project to specialize its Cholet and Bourges plants.
The Cholet factory will boost its Light truck production as the Bourges Light truck operations will be transferred to it. Under the move, Cholet will benefit from a further EUR23million investment to raise annual capacity to 4 million tires in the mid-term, two thirds of which are for export markets.
The Bourges plant will become the Group's benchmark radial Aircraft tire production center worldwide. Michelin, which already channeled an EUR11million investment into the Bourges facilities over the last four years, has earmarked an additional EUR17million beginning in 2007 to double its Aircraft tire production capacity. By 2008 Bourges will produce more than half of the Group's radial Aircraft tires;

Winter tires: New Michelin Alpin A3 ranks highest in comparative testing
Michelin Alpin A3 new winter tire was awarded « Highly recommended » rating by Germany's ADAC (Europe's largest automobile club association) after it conducted a comparative study of tire offerings in partnership with Austria's ÖAMTC and Switzerland's TCS. The tests covered 19 different tire brands of the 185/60 R 14 size.
Michelin Alpin A3 combines two innovative technologies: « Helio compound » rubber which enhances braking performance and traction on wet roads; « StabiliGrip » sipe bidirectional architecture to deliver remarkable mobility and safety on snow. Michelin Alpin A3 will last on average 40% longer than its main competitor and it also features enhanced fuel efficiency.

Truck: Further Michelin Durable Technologies developments
In the summer, Michelin unveiled a new generation of Truck tires featuring a revolutionary cluster of new tread technologies combined with Infinicoil architecture. Tires, whose tread is self-regenerating, retain high grip capability even when worn. « Michelin Durable Technologies » customer benefits are therefore huge in terms of longer useful life and sustained tire performance, and, above all safety and value for the money.
The first application of « Michelin Durable Technologies » is the XDN 2 Grip.
By 2011, Michelin will invest EUR400 million to produce more than four million new and retreaded tires incorporating this new technology.

Michelin again received «J.D. Power Awards» in the United States
Michelin scored highest in three sections of J.D. Power's customer satisfaction study for original equipment tires in the United States. Michelin's top-of-the-range high-performance, pick-up, light truck and crossover tires all ranked first.
This brings the total number of Michelin's « J.D. Power Awards » won in the United States to 48 (75 worldwide).

Standard & Poor's and Moody's revised Michelin's rating downwards
On August 3, 2006, Standard & Poor lowered Compagnie Générale des Etablissements Michelin and Compagnie Financière Michelin long and short-term ratings to BBB (LT) and A-3 (ST) respectively, with a « negative outlook».
On October 6, 2006, Moody's in turned revised its Michelin ratings downwards. Compagnie Générale des Etablissements Michelin's rating was changed to Baa3 (LT) and P-3 (ST), while Compagnie Financière Michelin was changed to Baa2 (LT) and to P-2 (ST), both with a « stable outlook ».


MICHELIN
A better way forward

Agenda

The Group will publish its net sales and 2006 earnings on Thursday February 15, 2007 at 8:00am (Paris time) before the opening of the Paris Bourse.

The Group will publish its 1st quarter 2007 information on Tuesday April 24, 2007 at 5:40pm (Paris time) after the closing of the Paris Bourse.

* * *

Contacts

Investor Relations	Press Relations
Christophe Mazel: +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 Christophe.mazel@fr.michelin.com Jacques Philippe Hollaender +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	Fabienne de Brébisson : + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15 fabienne.de-brebisson@fr.michelin.com Individual Shareholder Relations Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 anne-marie.vigier-perret@fr.michelin.com


MICHELIN
A better way forward



Michelin Performance and Responsibility

2005-2006 Michelin North America


MICHELIN
A better way forward

Our Commitment to Responsible Performance

From our beginnings in 1889, Michelin's worldwide mission has been to contribute to the progress of the mobility of people and goods, and beyond that, balanced and responsible development for the benefit of society. We at Michelin North America fully endorse this mission and carry it out by having all of our employees fulfill our responsibilities and meet the expectations of those we serve.

We remain true to Michelin's five core values in our daily actions and decisions:

- **Respect for Customers**
- **Respect for People**
- **Respect for Shareholders**
- **Respect for the Environment**
- **Respect for Facts**

This brochure shares concrete examples of how Michelin's mission, values and commitment to sustainable development contribute to our success in North America. Every day, the employees of Michelin North America fulfill our drive to balance product performance and financial results with our values and responsibilities. Our approach to balancing our ambitions, the Michelin Performance and Responsibility (PRM) approach, governs everything we do. It helps us produce results that promote employee development and team cohesion, strengthen our communities and add value for our shareholders and customers.



Jim Micali
Chairman and President
Michelin North America, Inc.


Michelin
Performance and
Responsibility

Responsible Performance of Our Products and Services

Travel and transportation of goods are fundamental to human and economic development. For more than a century, Michelin has led the tire industry in bringing better mobility to our customers through products that are safe, innovative and energy efficient. Some key Michelin advances in 2005 and 2006 include:

Improving Fuel Efficiency

A vehicle's rolling resistance accounts for one out of every five tanks of gas consumed. Michelin's Energy® "green" tire, the industry leader in reduced rolling resistance, produces an average fuel savings of 3 percent and reduced carbon dioxide emissions. If every private vehicle around the world used these tires, we would save an estimated 2.6 billion gallons in fuel annually.



Customer Satisfaction

J.D. Power and Associates regularly recognizes tire brands with the highest consumer satisfaction. Michelin North America has topped the rankings to win 45 awards over the past 15 years, more than four times the combined total of all other tire companies. In 2005, Michelin swept all four categories for original equipment tires.


J.D. POWER
AND ASSOCIATES



The Michelin X One®

The Michelin X One wide single truck tire replaces dual tire and wheel assemblies and delivers higher stability and load capacity. The Michelin X One uses 8 percent less fuel compared with conventional twin mounts, which significantly reduces costs and increases truck fleets' revenue per trip. The U.S. Environmental Protection Agency (EPA) has recommended the use of wide single truck tires since each truck equipped with these tires can save over 400 gallons of fuel per year and cut carbon dioxide emissions by more than four metric tons annually.

Helping with Space Exploration

Michelin Aircraft Tire Company, LLC is the exclusive tire manufacturer for the U.S. Space Shuttle Program, demonstrating the breadth of our commitment to mobility and the reliability of our products. The newest Michelin aircraft tire features an increased payload capacity and brought the crew of the space shuttle Discovery home safely in the summer of 2006.

Making Travel Easier


New York City
2007
XX


San Francisco
2007
XX

Michelin North America helps improve personal and commercial mobility with travel guides. The *Michelin Guide New York City 2006* applies the renowned Michelin rating system to help consumers find good restaurants and hotels on any budget. This award-winning guide is the first Michelin hotel and restaurant guide launched in North America. The 2007 edition of the New York guide and the inaugural *Michelin Guide San Francisco, Bay Area & Wine Country 2007*, will be available in stores in October 2006.

Quality of Worklife and Diversity Within Our Teams

People are Michelin North America's greatest strength. A continuous commitment to employee safety, training and personal development helps build a positive company culture and environment that puts our value of Respect for People into action.

Improving Workplace Safety

Since 2002, the number of cases in which employees missed work due to injuries decreased by 75 percent. In 2005, the Rubber Manufacturers Association in the United States awarded five of our U.S. plants with safety awards thanks to their achievements in reducing lost-time accidents.



Recognition by the AARP


AARP
2005
Best
EMPLOYERS
50

The American Association of Retired Persons (AARP) recognized Michelin North America as one of the "50 Best Employers for Workers Over 50" in 2005. More than one-third of Michelin North America's employees are over 50.

Training and People Development

Michelin North America employees benefit from a variety of training, coaching and mentoring programs to develop skills and advance in their careers. In 2005, Michelin provided nearly 1.8 million hours of training to our North American employees.


Classpect / OCR MP
Teamwork · Attitude

Michelin promotes a positive work environment that respects every employee's culture, race, background, interests and talents, and enables all employees to contribute to their full potential. Some highlights from our diversity efforts in 2005-2006 are listed below.

Diversity in Our Suppliers

Michelin North America knows that small businesses and minority- and women-owned businesses comprise a vital segment of our economy. Through our supplier diversity policy, we actively seek out these businesses as part of our purchasing process. Michelin North America procures products and services from more than 375 diverse suppliers.

Leading Diversity in the Community

Michelin North America partnered with Furman University's Riley Institute (Greenville, S.C.) to establish the Diversity Leadership Academy to promote diversity dialogue among community leaders. Twenty-one Michelin managers and 140 local community leaders have participated.

Diversity in Mexico

Michelin Mexico has made efforts to promote a diverse workforce including female production workers. Michelin is the only tire manufacturer in Mexico that employs women in hourly production jobs.



Community Relations

Throughout our 35 years in North America, Michelin has consistently contributed to the quality of life in the communities where our employees live and work. Some of our efforts in 2005-2006 included:


United
Way

Supporting the United Way

Michelin employees contributed a record total of more than $1,600,000 to United Way agencies throughout North America in 2005.

Michelin Mexico Focuses on Environment

In 2005, Mexico focused its family day event on the environment, with more than 1,800 people in attendance. Employees and their families brought recycled materials to use in activities during the day. After planting a "Michelin Family Tree," each employee received a tree to plant and care for at home.



Michelin Development in Ontario, Canada

We established the Michelin Development program to create hundreds of new jobs and stimulate economic growth in the greater Waterloo Region in Ontario, Canada over the next six years. The program will offer low-interest loans to qualified entrepreneurs and start-up companies, attract investments to the Waterloo Region communities, and help generate sustainable jobs within new and existing businesses.



Involved in Special Olympics

Michelin Nova Scotia has been designated "Founding Partner" of Nova Scotia Special Olympics in recognition of our outstanding contribution to the organization. Each year, Michelin's Nova Scotia facilities organize a Torch Run Relay and volunteer their time for Special Olympics.

Michelin Employees in Action

Our employees pitch in with more than money to help those in need. In 2005, our employees contributed 28,559 hours of volunteer time to Michelin communities in North America at events like WalkAmerica to benefit the March of Dimes, Relay for Life to benefit the American Cancer Association and the Michelin Charity Pro-Am Golf Tournament that supports charities in Greenville, S.C.

Responding to Disasters

In addition to the more than $300,000 Michelin North America and its employees contributed to the American Red Cross for relief efforts in the aftermath of Hurricane Katrina, Michelin North America and its wholly owned subsidiary, Tire Centers, LLC, built a Disaster Response Unit to service tire needs of first responders during natural disasters. Mobility of emergency vehicles is vital to rescue and relief efforts, and our mobile service facility will provide tire-related services to utilities, emergency and rescue vehicles, the Red Cross, FEMA and other government agencies during emergency situations.


MICHELIN

Environmental Management of Our Sites

Respect for the Environment is one of Michelin's core values. We seek to continually reduce our environmental footprint in North America through:


EPA PERFORMANCE TRACK
Wildlife Habitat Conserv
Flora Pollination Enhancem
Site A

ISO 14001 Certification

All of Michelin North America's manufacturing facilities have implemented the Michelin Environmental Management System and achieved ISO 14001 certification, a standard of excellence in environmental management. Every tire we produce in North America is made in an ISO 14001-certified facility.

Environmental Stewardship

Nine U.S. Michelin facilities have been accepted into the EPA's Performance Track program, which recognizes top environmental performance. Program partners must exceed standards of excellence and provide leadership in areas such as reducing pollution at its source.

Energy Use at Our Plants

Michelin North America is working to reduce the electricity and fuel consumption at our plants by analyzing energy use and finding ways to be more efficient. From 2002 to 2005, energy consumption at our North American facilities decreased 10 percent per kilogram of product produced. In the last three years, we have reduced water consumption by more than 16 percent or 1.19 billion gallons of water. This equates to more than 1,800 Olympic-sized swimming pools of water saved during the manufacturing of our products.

Better Fuel Efficiency in Our Sales Fleets

Michelin leases about 500 vehicles in North America. Those vehicles are driven an average of 2,650 miles per month. In 2006, we began replacing these vehicles with hybrid vehicles to reduce consumption of fuel and the amount of greenhouse emissions.


6490BM78

Sustainable Mobility



Road transport is the world's primary means of transportation, with more than 800 million vehicles on the roads – a number that will grow to an estimated 1.5 billion by 2030. The consequences are profound: energy consumption, carbon dioxide emissions, and deaths caused by roadway accidents. Tires play a critical role in mobility, so Michelin seeks to help resolve the key challenges of sustainable mobility. Some recent progress includes:



Challenge Bibendum

Michelin hosts this international forum for sustainable mobility to encourage innovation and solutions to address energy, environment and safety problems posed by road mobility around the world. Michelin hosted the first Challenge in 1998, and the 2006 edition displayed the latest in clean car technology with vehicles powered by alternative fuels and advanced power trains.


PressurePatrol

Inflation Stations and Pressure Patrols

Michelin North America is partnering with the South Carolina Department of Transportation to install inflation stations at rest areas so motorists can ensure proper tire inflation while traveling. Michelin, together with several transportation, law enforcement and travel organizations, sets up pressure patrols five times a year at rest stops. Out of 2,394 cars whose tires were measured at pressure patrols from November 2004 to May 2006, 18 percent had at least one tire underinflated by 8 pounds per square inch or more.

Seat Belt Safety



In 2005, Michelin North America successfully collaborated with law enforcement agencies, physicians and other road safety-minded groups, resulting in legislation in South Carolina mandating stricter penalties for motorists who don't use seat belts. South Carolina has the nation's eighth highest highway death rate, and use of seat belts will help reduce that rate significantly. The difference between states with and without primary seat belt laws is 11 percentage points. Seat belts save lives.

End-of-Life Tires

Michelin promotes environmentally sound end-of-life tire management, recycling, reutilization and disposal of our products. By finding ways to put old tires to new uses, we help reduce the environmental impact of our products while enriching the lives of others.

Retreading

Michelin has found ways to make longer-lasting, fuel-efficient heavy truck tires for our customers. We can retread each casing (the inner portion of the tire on which the tread is applied) two or three times, for at least 700,000 miles of service. We achieve this durability through a superior inspection process.

Recycling

Michelin has taken a leadership position in the Rubber Manufacturers Association to promote scrap tire recycling. Thanks to these collaborative efforts in our industry, tires are the leading recycled product in North America, and more than 80 percent of new tires sold in 2005 will be recycled. End-of-life tires are used in products such as tire-derived fuel, construction projects, mulch for playgrounds, and surfaces for athletic and recreational fields.



Printed on recycled paper.

Michelin Performance and Responsibility

To fully understand our approach, we recommend that you read the Michelin Performance and Responsibility Charter *and the* Michelin Performance and Responsibility 2005 Update. *The* 2005 Michelin Annual Report *also includes a wealth of social and environmental information on pages 150-161. These documents are available online at www.michelin.com.*

For more information, please contact:
David Griffin
Vice President of Environment, Health and Safety
Michelin North America, Inc.
One Parkway South
Greenville, SC 29615


MICHELIN
A better way forward